As confidentially submitted to the Securities and Exchange Commission on February 6, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Avalyn Pharma Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	45-2463191
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Avalyn Pharma Inc.

105 W First Street

Boston, Massachusetts 02127

(206) 707-0340

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lyn Baranowski

Chief Executive Officer

Avalyn Pharma Inc.

105 W First Street

Boston, Massachusetts 02127

(206) 707-0340

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom Stephanie Richards Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Richard D. Truesdell, Jr. Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, Dated     , 2026

    Shares

Common Stock

This is the initial public offering of shares of common stock of Avalyn Pharma Inc. We are offering shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $    and $   . We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “AVLN.” We believe that upon the completion of this offering, we will meet the standards for listing on the Nasdaq Global Market, and the completion of this offering is contingent upon such listing.

We are an “emerging growth company” and “smaller reporting company” as defined under the U.S. federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements in this prospectus. For additional information, see “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in shares of our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 14 to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to Avalyn Pharma Inc.	$	$

(1)
For additional information regarding compensation payable to the underwriters, see the section titled “Underwriting.”

We have granted the underwriters the option to purchase up to an additional      shares of common stock from us, at the initial public offering price, less the underwriting discounts and commissions.

At our request, the underwriters have reserved up to % of the shares offered by this prospectus for sale, at the initial public offering price, to our directors, officers, certain employees and certain other persons associated with us. See the section “Underwriting—Directed Share Program.”

The underwriters expect to deliver the shares against payment on or about     , 2026.

Morgan Stanley	Jefferies	Evercore ISI	Guggenheim Securities

Prospectus dated     , 2026

Unless otherwise indicated, all references in this prospectus to “Avalyn,” the “company,” “we,” “our,” “us” or similar terms refer to Avalyn Pharma Inc. and its wholly owned subsidiary, or either or both of them as the context may require.

Neither we nor the underwriters have authorized anyone to provide you any information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

We have rights to use one or more registered and common law trademarks, service marks and/or trade names in connection with our business in the United States, which may be used throughout this prospectus. This prospectus also includes trademarks, tradenames, and service marks of third parties which are the property of their respective owners. Our use or display of third-parties’ trademarks, service marks, tradenames or products in this prospectus and our other public filings is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus and our other public filings may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable owner of or licensor to these trademarks, service marks and trade names.

i

Market, Industry and Other Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

ii

PRESENTATION OF FINANCIAL INFORMATION

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our audited financial statements as of and for the year ended December 31, 2023 and our unaudited financial statements as of and for the nine months ended September 30, 2024 and 2025 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X under the Securities Act of 1933, as amended, at the date of such amendment before distributing a preliminary prospectus to investors.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section titled “Special Note Regarding Forward-Looking Statements” for additional information. Unless the context otherwise requires, we use the terms “Avalyn Pharma Inc.,” “Avalyn Pharma,” “Avalyn,” the “Company,” “we,” “us” and “our” in this prospectus to refer to Avalyn Pharma Inc.

Overview

We are a clinical-stage biopharmaceutical company pioneering inhaled therapies to transform the treatment paradigm of serious, rare respiratory diseases with significant unmet needs. Our approach is designed to address the limitations of current oral therapies by delivering optimized inhaled formulations of approved oral medicines directly to the lungs to enhance efficacy and minimize systemic exposure that contributes to side effects and treatment discontinuation.

Our current pipeline is focused on treating pulmonary fibrosis, a life-threatening disease with a median survival of three to five years, which is a significantly shorter prognosis than that observed for many forms of cancer. Pulmonary fibrosis is characterized by scarring of the lungs, which can lead to a decline in lung function, progressive shortness of breath, reduced quality of life, and increased mortality risk. There are currently three approved oral antifibrotic therapies for pulmonary fibrosis: pirfenidone, or ESBRIET®; nintedanib, or OFEV®; and nerandomilast, or JASCAYD®. While these oral antifibrotics slow fibrosis progression, none stop progression entirely. In addition, their use is frequently limited by tolerability challenges associated with their systemic delivery. Due to their side effects, around 50% of patients who start treatment with available therapies discontinue within one year. Despite limited use, ESBRIET® and OFEV® generated more than $4.0 billion in gross global sales in 2024.

Our most clinically advanced candidates, AP01 and AP02, are inhaled formulations of pirfenidone and nintedanib for the treatment of progressive pulmonary fibrosis, or PPF, and idiopathic pulmonary fibrosis, or IPF, respectively. We have completed ATLAS, a Phase 1b clinical trial of AP01 in patients with IPF. Patients from ATLAS transitioned into an ongoing open-label extension, or OLE, trial, along with compassionate-use cohorts of patients with IPF and PPF. We currently have over four and a half years of data demonstrating safety and clinical activity, including near-stabilization of lung function.

AP01 is currently being evaluated in MIST, a global Phase 2b clinical trial for the treatment of PPF. We have also completed Phase 1 trials of AP02 in healthy adult volunteers and patients with IPF. AP02 is currently being evaluated in AURA, a global Phase 2 clinical trial for the treatment of IPF. We are also advancing AP03 into a Phase 1 clinical trial. AP03 is a fixed-dose combination of inhaled pirfenidone and nintedanib designed to deliver dual antifibrotic mechanisms with the potential for additive or synergistic benefit.

We believe our inhaled therapies may offer improved tolerability and efficacy for long-term treatment. These programs are intentionally designed, leveraging our deep expertise in rare respiratory diseases, advanced inhaled drug formulation, and our exclusive license to customize the delivery device.

Our Approach to Transforming the Treatment Paradigm for Pulmonary Fibrosis

Interstitial lung diseases, or ILDs, are a heterogeneous group of rare pulmonary disorders, comprising over 200 distinct conditions, many of which lack approved or effective treatments. ILDs are characterized by varying degrees of inflammation, fibrosis, or both. These conditions impair gas exchange and patients’ quality of life, or QoL, by causing chronic breathlessness, fatigue, coughing, and reduced ability to perform daily activities.

Pulmonary fibrosis is a pathologic phenotype observed across a large subset of ILDs characterized by chronic injury, aberrant repair, and progressive, typically irreversible fibrosis and stiffening of lung tissue. Although different ILDs have distinct underlying etiologies, pathophysiology, and clinical courses, many forms of ILD can ultimately result in pulmonary fibrosis. Once pulmonary fibrosis develops, disease progression may continue even if the underlying cause of ILD is treated or removed. ILDs represent a significant global health burden, affecting about five million people worldwide and over 650,000 in the U.S. alone, of which approximately 300,000 have pulmonary fibrosis. The median survival of pulmonary fibrosis is three to five years, which is a significantly shorter prognosis than that observed for many forms of cancer.

There are two primary clinical forms of pulmonary fibrosis: IPF and PPF. IPF is an ILD of unknown etiology, affecting an estimated three million people worldwide and approximately 120,000 people in the U.S. PPF, by contrast, refers to ILDs with a known etiological factor, such as autoimmune disease or exposure to allergens, where a subset of patients develop a progressive pulmonary fibrotic phenotype. PPF represents a more prevalent form of pulmonary fibrosis, affecting an estimated six million people worldwide and approximately 180,000 people in the U.S.

Types of Interstitial Lung Disease

INTERSTITIAL LUNG DISEASE
~650K US patients[1]
IDIOPATHIC PULMONARY FIBROSIS
~120K US patients[2]
Autoimmune-related
Smoking-related
PROGRESSIVE PULMONARY FIBROSIS
Hypersensitivity Pneumonitis
~180K US patients[2,3]
Occupation-related
Medication-induced

Sources: 1. Jeganathan et al., 2024; 2. Avalyn Market Research; 3. Olson et al., 2021.
PPF, previously referred to as Progressive Fibrosing ILD (PF-ILD)

Current standard of care oral antifibrotic therapies slow, but do not halt nor reverse, disease progression. As a result, current oral antifibrotic therapies expose patients to chronic systemic drug exposure without directly targeting the site of disease, contributing to significant limitations including safety concerns and tolerability issues. We believe we may be able to address these limitations through the development of optimized inhaled formulations of established oral antifibrotic agents. By delivering drugs directly to the lungs, our approach is designed to fundamentally improve the benefit-risk profile of antifibrotic therapy by achieving higher drug concentration at the site of disease while substantially reducing systemic exposure. We believe this lung-targeted delivery strategy enables sustained long-term treatment, addressing key limitations of existing systemic therapies and supporting better treatment adherence and long-term disease management for patients with pulmonary fibrosis.

The change we aim to make in the treatment paradigm of pulmonary fibrosis and other ILDs parallels the decades-long evolution seen in the treatment of asthma and COPD. In those diseases, treatments advanced through successive innovations, moving from broad, systemic oral therapies to targeted inhaled treatments, and ultimately to combination inhalers. We see a similar opportunity in pulmonary fibrosis, where the field still relies on oral antifibrotics today. Our programs are designed to drive a similar evolution, first by shifting treatment toward inhaled, lung-targeted formulations of existing antifibrotics that aim to improve safety and efficacy. We aspire to deliver inhaled therapies that combine complementary mechanisms into a single device for even greater therapeutic impact.

Importantly, most investigational therapies for pulmonary fibrosis, including those targeting novel biological pathways, are in development as potential add-on systemic treatments to existing oral antifibrotics. Given we are developing inhaled formulations of these background standard-of-care antifibrotics, we believe our product candidates could be used as standalone therapies or in combination with other approved medicines. The commercial performance of current oral treatments is limited by their suboptimal benefit-risk profile, highlighting a significant unmet medical need. This gap creates a substantial commercial opportunity for therapies like our product candidates, which aim to preserve lung function while offering a more favorable tolerability profile.

Our Pipeline

Our wholly owned pipeline is summarized below:

AP01 (Inhaled Pirfenidone)

Our wholly owned product candidate, AP01, is an optimized inhaled formulation of pirfenidone that we are advancing as a treatment for PPF. AP01 has demonstrated encouraging safety and clinical activity in ATLAS, a Phase 1b clinical trial in patients with IPF, and an OLE trial in IPF and PPF patients, which has supported development in PPF. ATLAS was a randomized, open-label trial comparing AP01 50 mg once-daily, or QD, and AP01 100 mg twice-daily, or BID. Both dose regimens showed lowered rates of side effects commonly associated with oral pirfenidone, including gastrointestinal, or GI, toxicities and liver enzyme elevations, compared to historical data with the oral product. At 48 weeks, the high-dose AP01 achieved near stabilization of lung function, as measured by forced vital capacity, or FVC. In addition, analyses of high-resolution computed tomography, or HRCT, imaging indicated fibrosis stabilization or improvement in over 70% of patients evaluated, with reduced lung scarring and improved lung volume, suggesting a potential disease-modifying effect.

An ongoing OLE trial of AP01 has further supported its long-term safety and the potential to stabilize lung function decline. Patients from ATLAS transitioned into the OLE trial with AP01 100 mg BID treatment, along with compassionate-use cohorts of patients with IPF and PPF. Long-term data show consistent safety and FVC trends as ATLAS. The OLE trial has now been underway for more than four and a half years, with 23 patients continuing to receive AP01 100 mg BID treatment. Many of these patients are surpassing six years post-diagnosis, exceeding the three to five years median survival for patients with pulmonary fibrosis after diagnosis.

These results supported our initiation of MIST, a global, randomized, 52-week Phase 2b clinical trial evaluating AP01 in PPF. We strategically selected PPF for Phase 2b development based on the clinical activity and observed anatomical changes seen with AP01; the higher global prevalence of PPF, which is nearly double that of IPF; and a potentially more efficient development and regulatory path. MIST enrollment is ongoing, with initial data expected in .

AP02 (Inhaled Nintedanib)

AP02, our inhaled formulation of nintedanib, has completed a Phase 1 single-ascending dose, or SAD, trial in healthy volunteers and patients with IPF and a Phase 1 SAD and multiple-ascending dose, or MAD, trial in healthy volunteers. AP02 was generally well-tolerated following single doses and throughout 7 days BID, up to the highest dose of 8 mg BID. AP02 also showed favorable pharmacokinetic, or PK, properties, notably no difference in systemic exposure between healthy volunteers and IPF patients, and an increase in pulmonary exposure and significantly lower systemic exposure with AP02 compared to oral nintedanib, supporting its targeted lung delivery. Based on these data, we initiated AURA, a global Phase 2 clinical trial of AP02 in patients with IPF. Data from AURA is expected .

AP03 (Inhaled Fixed-Dose Combination of Pirfenidone and Nintedanib)

Combination therapies targeting multiple mechanisms are well established in other chronic lung diseases such as asthma, chronic obstructive pulmonary disease, or COPD, and pulmonary arterial hypertension, or PAH. We designed AP03 as a fixed-dose combination of inhaled pirfenidone and inhaled nintedanib, leveraging the two complementary antifibrotic mechanisms of action that have shown signals of enhanced efficacy in pulmonary fibrosis, but have been historically limited by overlapping systemic toxicities. A historical, independent clinical trial in IPF demonstrated that combined use of oral pirfenidone and oral nintedanib exhibit potential for additive or even synergistic effects, improving lung function decline more than monotherapy. However, the challenging systemic side effects have limited the clinical feasibility of oral combination, given the overlapping adverse event, or AE, profiles of nintedanib and pirfenidone. We believe that delivering both molecules via inhalation has the potential to be transformative in the treatment of pulmonary fibrosis, where treatment options remain limited. AP03 reflects our initial effort to advance the treatment algorithm in pulmonary fibrosis. We are advancing manufacturing activities through a CMO for AP03. Pending alignment with regulatory authorities, we plan to initiate a Phase 1 clinical trial of AP03 as an inhaled fixed-dose combination in .

Our Lung-Targeted Inhalation Delivery Method

Our pipeline benefits from an exclusive license to PARI Technology Services’, or PARI’s, eRapid® Nebulizer System with eFlow® Technology for their delivery. PARI’s eFlow® Technology nebulizers are clinically and commercially validated, with five drug-device combinations products using their nebulizers approved by regulatory authorities in North America, Europe, and Japan, including LAMIRA® for ARIKAYCE® and ALTERA® for CAYSTON®. Our PARI exclusivity offers a key competitive advantage, as we are not taking any incremental device risk and the proprietary device would be included in any potential product labels approved by the U.S. Food and Drug Administration, or the FDA, and other foreign regulatory authorities.

We have chosen nebulized delivery for our current programs, as we believe it offers the best solution for patients with pulmonary fibrosis, who often suffer from chronic cough and compromised lung function. Nebulized formulation produces a soft, gentle mist that allows for normal tidal breathing without requiring forceful inhalation. This minimizes cough induction and improves usability for the vast majority of patients. In contrast, other approaches like dry powder inhalers, or DPIs, require a powder formulation that is aerosolized through the device and depend on patients initiating a deep, vigorous inhalation to deliver the dose. Such inhalation can trigger cough, and if the patient coughs immediately afterward, much of the drug may be expelled, reducing efficacy. While a segment of the population with pulmonary fibrosis could successfully use a DPI, the size of that segment remains uncertain. We believe that nebulization offers a more reliable and patient-friendly solution.

By advancing a portfolio of optimized inhaled therapies, we aim to deliver transformative, patient-centered treatment solutions for pulmonary fibrosis and other ILDs, setting a new standard of care for these underserved populations.

Our Strategy

Our mission is to transform the lives of patients with serious, rare respiratory diseases through innovative inhaled therapies, beginning with pulmonary fibrosis. To achieve our mission, we are focused on the following strategic priorities:

•
Continue to rapidly advance AP01, our optimized inhaled formulation of pirfenidone, through late-stage clinical development for the treatment of PPF.
•
Efficiently progress clinical development of AP02, our optimized inhaled formulation of nintedanib, for the treatment of IPF.
•
Unlock the potential of combination therapy with AP03, our first-in-kind inhaled fixed-dose combination therapy.
•
Maintain our competitive advantage through proprietary drug-device combinations and intellectual property.
•
Establish Avalyn as a leader in developing and delivering transformative therapies to patients suffering from a broad range of rare pulmonary diseases.

We believe in the value our approach could unlock and are committed to growing into a company fully capable of realizing that potential opportunity.

Our Team

We have a seasoned leadership team with deep experience in developing and commercializing respiratory medicines and inhaled therapeutics. Collectively, our team members have played key roles in the development, regulatory review, and commercial launches of several respiratory and inhaled therapeutics, including ESBRIET®, OFEV®, JASCAYD®, BREZTRI®, BEVESPI®, XOLAIR®, TOBI®, and BAXDELA®. Lyn Baranowski, our Chief Executive Officer, has over 20 years of experience in biopharmaceuticals and venture capital, with a significant focus on the immunology and respiratory therapeutic areas. Ms. Baranowski most recently served as Chief Operating Officer at Altavant Sciences, or Altavant, overseeing development of therapies for rare respiratory diseases and culminating in the company’s acquisition by Sumitomo Dainippon in 2019. Prior to Altavant, she served as Vice President of Commercial Development at Pearl Therapeutics, which successfully developed a portfolio of inhaled respiratory medicines that led to its $1.15 billion acquisition by AstraZeneca. Douglas Carlson, our Chief Financial Officer and Chief Business Officer, has more than 23 years of corporate finance, M&A, business development and commercial experience in public and private biopharma companies. He was Chief Financial Officer and Chief Operating Officer at Avenge Bio and Ikena Oncology, and prior to that, held senior positions at Collegium Pharmaceutical, BTG plc (acquired by Boston Scientific) and Lundbeck Inc. (formerly Ovation Pharmaceuticals, acquired by H. Lundbeck A/S). Melissa Rhodes, Ph.D., D.A.B.T., our Chief Operating Officer, previously held leadership roles at Kriya Therapeutics, Aerami Therapeutics, and Altavant, focusing on the development of inhaled therapies. Howard Lazarus, M.D., FCCP, our Chief Medical Officer, is a board-certified pulmonary and critical care physician with more than 20 years of biopharmaceutical and academic experience. He was Chief Medical Officer of Altavant, and, prior to that, was a key contributor to the development of OFEV® for its non-IPF ILD indications at Boehringer Ingelheim and contributed to the development of Gilead’s PAH and IPF portfolios.

Since our inception, we have raised approximately $389 million in equity capital from a syndicate of premier investors in healthcare and life sciences, including Novo Holdings A/S; SR One; F-Prime; Perceptive Xontogeny Venture Funds; Norwest Venture Funds; Eventide Asset Management; Wellington Management; Vida Ventures; Catalio Capital Management; RiverVest Venture Partners; Pivotal bioVenture Partners; TPG Biotech; Suvretta Capital Management; Hamilton Square Partners Management; Rock Springs Capital; Surveyor Capital (a Citadel Company); funds and accounts advised by T. Rowe Price Associates, Inc.; and Piper Heartland. Potential investors should not consider investments made by our existing investors as a factor when making a decision to purchase shares in this offering since our existing investors likely have different risk tolerances and paid significantly less per share than the price at which the shares are being offered in this offering.

Summary of Risks Associated With Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks include, but are not limited to, the following:

•
We are a clinical-stage biopharmaceutical company and have incurred significant operating losses since inception and anticipate that we will continue to incur significant operating losses for the foreseeable future. Our net losses were $ million and $49.7 million for the years ended December 31, 2025 and 2024, respectively. We had an accumulated deficit of $ million and $180.2 million as of December 31, 2025 and 2024, respectively. We may never achieve or maintain profitability.
•
Even if this offering is successful, we will need substantial additional funding. We may be unable to raise capital on acceptable terms, if at all, and, as a result, we may be required to delay, reduce, or eliminate our product development programs or commercialization efforts.
•
We are substantially dependent on the success of our lead candidates, AP01 and AP02. If we are unable to advance such product candidates into later-stage clinical development or unable to obtain regulatory approval and commercialize a therapy for the treatment of pulmonary fibrosis, or PF, or experience significant delays in doing so, our business will be materially harmed.
•
We are early in our development efforts. If we are unable to successfully develop, receive regulatory approval for and commercialize any product candidate or successfully develop any other product candidate or experience significant delays in doing so, our business will be substantially harmed.
•
We have not yet completed all testing of any product candidate in clinical trials. Preclinical, interim, topline and preliminary results from our preclinical studies or clinical trials are not necessarily predictive of the results or analyses of such results of later clinical trials. If we cannot replicate the positive results from any preclinical studies or clinical trials of our current or potential future product candidates that have positive results, or if we suffer any other significant setbacks in our later clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or potential future product candidates.
•
Targeting PF with inhaled formulations of antifibrotic therapies is novel, and we do not know whether we will be able to successfully develop any inhaled products.
•
Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious or unacceptable adverse side effects or unexpected toxicology findings may be identified during the development of our product candidates, which could prevent or delay further clinical development, regulatory approvals and commercialization, impact the product’s labeling, if approved, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.
•
We may incur additional costs and experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
•
We intend to deliver AP01 and AP02 and our other product candidates via a drug delivery device that will have its own regulatory, development, supply and other risks.

•
If we experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected, and our receipt of necessary regulatory approvals could be delayed or prevented.
•
The results of clinical trials conducted at clinical trial sites outside the U.S. might not be accepted by the FDA, and data developed outside of a foreign jurisdiction similarly might not be accepted by such foreign regulatory authority.
•
We are dependent on licensed intellectual property rights pursuant to the PARI Agreement relating to the PARI eFlow® Technology and eRapid® Nebulizer System, and we may in the future enter into additional intellectual property licensing agreements on which we could similarly become dependent. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved, on the intended timeline. If we breach the PARI Agreement or any other future agreements in which we license the use, development and commercialization rights to our product candidates from third parties or, in certain cases, we fail to meet certain deadlines, we could lose license rights that are important to our business.
•
We may seek to establish collaborations, license agreements and other similar arrangements with third parties for the development or commercialization of our product candidates. If we are not able to establish them on commercially reasonable terms, or if those arrangements are not successful, we may have to alter our development and commercialization plans.
•
We face substantial competition and we may not be able to compete successfully in this environment.
•
Even if any of our product candidates receive marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
•
The market for our product candidates may be smaller than we estimate.
•
We may encounter difficulties in managing our growth, which could disrupt our operations.
•
There has been no prior public market for our common stock. An active trading market for our common stock may not develop or be sustained.
•
If we are unable to obtain and maintain patent protection for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected.

The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this prospectus, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission, or the SEC. The risks summarized above or described in full elsewhere in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future growth prospects.

Corporate Information

We were incorporated under the laws of the State of Delaware as Genoa Pharmaceuticals, Inc. in May 2011 and changed our name to Avalyn Pharma Inc. in July 2017. Our principal executive offices are located at 105 W. First Street, Boston, Massachusetts 02127, and our telephone number is 206-707-0340. We have one subsidiary, Avalyn Pharma Pty Ltd, formed in August 2017 under the laws of Australia. Our website address is www.avalynpharma.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•
being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;
•
reduced disclosure about our executive compensation arrangements;
•
not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;
•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and
•
an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may remain an emerging growth company for up to five years from the date of the first sale in this offering. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we may not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We have in the past chosen and may in the future choose to early adopt any new or revised accounting standards whenever such early adoptions is permitted for private companies.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	shares
Option to purchase additional shares of common stock offered by us

We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock from us at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full)
Use of proceeds

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of common stock in full), based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds we receive from this offering, together with our existing cash, cash equivalents, and marketable securities to fund the continued development of AP01 and AP02, our two clinical stage programs, and AP03, our preclinical stage program, as well as to fund research and development activities for additional programs, and the remainder for working capital and general corporate purposes. For additional information, see the section titled “Use of Proceeds.”

Directed share program

At our request, the underwriters have reserved up to % of the shares of common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, certain employees and certain other persons associated with us. The sales will be made by , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares of common stock available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Except for reserved shares purchased by our executive officers and directors, these reserved shares will not be subject to the lock-up restrictions described elsewhere in this prospectus. For additional information, see the section titled “Underwriting—Directed Share Program.”

Risk factors	For a discussion of factors you should carefully consider before deciding whether to invest in our common stock, see the section titled “Risk Factors.”
Proposed Nasdaq Global Market trading symbol	“AVLN”

Unless otherwise noted, the number of shares of our common stock that will be outstanding after this offering is based on shares of common stock outstanding as of December 31, 2025, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of common stock immediately prior to the completion of this offering, or the Preferred Stock Conversion, and excludes:

•
shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2025 under our 2012 Equity Incentive Plan, as amended, or the 2012 Plan, with a weighted-average exercise price of $ per share;
•
shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2025 under our 2022 Equity Incentive Plan, as amended, or the 2022 Plan, with a weighted-average exercise price of $ per share and shares of common stock issuable upon exercise of outstanding stock options granted after December 31, 2025 pursuant to our 2022 Plan, with a weighted-average exercise price of $ per share;
•
4,287,641 shares of common stock issuable upon the exercise of a warrant to purchase shares of common stock outstanding as of December 31, 2025, which warrant shall become exercisable upon completion of the offering, with an exercise price of $0.29 per share;
•
432,939 shares of common stock issuable upon the exercise of a warrant to purchase shares of common stock issued subsequent to December 31, 2025, with an exercise price of $0.51 per share;
•
shares of common stock reserved for future issuance as of December 31, 2025 under the 2022 Plan, which will cease to be available for issuance at the time that our 2026 Stock Option and Incentive Plan, or the 2026 Plan, becomes effective;
•
shares of our common stock that will become available for future issuance under our 2026 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2012 Plan and 2022 Plan that expire or are repurchased, forfeited, cancelled, or withheld; and
•
shares of common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan, or the ESPP, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Unless otherwise indicated, the information in this prospectus reflects or assumes the following:

•
a 1-for- stock split of our common stock, which will become effective prior to the completion of this offering;
•
the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of common stock immediately prior to the completion of this offering;
•
no exercise of the outstanding stock options or warrants described above after December 31, 2025;
•
no exercise of the underwriters’ option to purchase up to an additional shares of common stock in this offering;
•
no purchases by existing stockholders or their affiliates pursuant to the directed share program; and
•
the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering and the adoption of our amended and restated bylaws to be in effect upon the effectiveness of the registration statement of which this prospectus forms a part.

SUMMARY CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,
	2025	2024
	(in thousands, except for share and per share data)
Statements of Operations Data:
Operating expenses:
Research and development		$45,759
General and administrative		11,362
Total operating expenses		57,121
Loss from operations		(57,121)
Other income (Expense):		7,377
Net loss		$(49,744)
Net loss per share, basic and diluted(1)		$(9.57)
Weighted-average shares of common stock outstanding, basic and diluted(1)		5,197,971
Pro forma net loss per share, basic and diluted (unaudited)(2)
Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited)(2)

(1)
See Note 2 and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate historical net loss attributable to common stockholders per share, basic and diluted, and the weighted-average number of shares of common stock used in the computation of the per share amounts.
(2)
Unaudited pro forma net loss per share, basic and diluted, attributable to common stockholders, is calculated giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock. Unaudited pro forma net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received in this offering. Unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2024 was calculated using the weighted-average number of shares of common stock outstanding as of such date, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later.

December 31, 2025
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
(in thousands, except for share data)
Balance Sheet Data:
Cash, cash equivalents and marketable securities
Working capital(3)
Total assets
Total liabilities
Convertible preferred stock
Accumulated deficit
Total stockholders’ (deficit) equity

(1)
Pro forma amounts give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity immediately prior to the closing of this offering.

(2)
Pro forma as adjusted amounts give effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the issuance and sale of shares of our common stock in this offering at the initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, the pro forma as adjusted amount of each of our cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $ per share would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash, cash equivalents and investments in marketable securities, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming no change in the assumed initial public offering price per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)
We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our common stock. The risks described below are not the only ones facing us. The following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties not presently known to us or that we currently deem immaterial that also may impair our business operations. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Financial Condition and Need for Additional Capital

We are a clinical-stage biopharmaceutical company and have incurred significant operating losses since inception and anticipate that we will continue to incur significant operating losses for the foreseeable future. Our net losses were $ million and $49.7 million for the years ended December 31, 2025 and 2024, respectively. We had an accumulated deficit of $ million and $180.2 million as of December 31, 2025 and 2024, respectively. We may never achieve or maintain profitability.

We are a clinical-stage biopharmaceutical company and have incurred operating losses in each year since our inception. Our net losses were $ million and $49.7 million for the years ended December 31, 2025 and 2024, respectively. We had an accumulated deficit of $ million and $180.2 million as of December 31, 2025 and 2024, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

Since our inception in 2011, we have devoted substantially all of our efforts and financial resources to the development of our product candidates, the continuation of ongoing clinical trials, the commencement of new clinical trials and ongoing manufacturing to support our product candidates. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have not yet demonstrated an ability to conduct later-stage clinical trials, obtain regulatory approval, manufacture any product on a commercial scale or conduct sales and marketing activities necessary for successful product commercialization, and there is no assurance that we will accomplish any of these abilities in the future. Our operating history makes any assessment of our future success and viability subject to significant uncertainty. In addition, if we obtain marketing approval for any of our product candidates, we will incur significant sales, marketing, and manufacturing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

The amount of our future losses is uncertain, and our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline. Our operating losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase substantially if, and as, we:

•
continue to advance clinical development of our lead candidates, AP01 (inhaled pirfenidone), or AP01, and AP02 (inhaled nintedanib), or AP02, and our other current and future product candidates, including conducting our ongoing clinical trials;

•
continue to advance our research and preclinical activities and seek to discover and develop additional product candidates;
•
continue to utilize third parties to manufacture our product candidates and ensure sufficient supply of our manufacturing of drug substances, drug products and related medical devices;
•
continue to develop, maintain, expand and protect our intellectual property portfolio (including intellectual property obtained through license agreements) and provide reimbursement of third-party expenses related to our patent portfolio;
•
attract, hire and retain additional qualified personnel;
•
seek regulatory approvals for any current or future product candidates that successfully complete clinical trials;
•
make any potential milestones, royalties or other payments due under any current or future in-license, collaboration or other agreements;
•
undertake any pre-commercial activities and scale up external commercial-scale manufacturing capabilities;
•
ultimately establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain regulatory approval;
•
add additional operational, financial, clinical, quality and management information systems; and
•
incur additional audit, legal, regulatory, tax and other expenses with being a public company.

We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Given the numerous risks and uncertainties associated with pharmaceutical product development, it is not certain if any of our current or future product candidates will advance through late-stage development or be approved for commercial sale; therefore, we are unable to predict if or when we will generate product revenue or achieve or maintain profitability.

Even if we successfully complete development and obtain the necessary regulatory approval for commercialization for any of our product candidates, we anticipate incurring significant costs associated with launching and commercializing such products. If we fail to become profitable or do not sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or cease operations.

Even if this offering is successful, we will need substantial additional funding. We may be unable to raise capital on acceptable terms, if at all, and, as a result, we may be required to delay, reduce, or eliminate our product development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approvals and achieve product sales. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future as we initiate and conduct clinical trials of our current and future product candidates, scale-up and manufacture our product candidates, advance our preclinical programs, seek marketing and regulatory approvals for any product candidates that successfully complete clinical trials and commercialize our products, if approved. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reliably estimate the actual amount of financing necessary to successfully complete the development and commercialization of any of our product candidates.

We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operating expenses and capital requirements into . This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including but not limited to changes in progress of our development activities, acquisitions of additional product candidates, and changes in regulation. Our future capital requirements will depend on many factors, including:

•
the scope, timing, progress, costs, complexity and results of discovery, preclinical development and clinical trials for our current or future product candidates, including our ongoing clinical trials of our lead candidates, AP01 and AP02;
•
the number of clinical trials required for regulatory approvals of our current or future product candidates;
•
the extent to which we develop, in-license or acquire other product candidates in our pipeline;
•
the costs and timing of process development and manufacturing scale-up activities associated with our product candidates and other programs as we advance them through preclinical and clinical development and, if approved, commercialization;
•
the number and development requirements of product candidates that we may pursue;
•
the timing and amount of the milestone, royalty or other payments we must make to PARI, pursuant to the PARI License Agreement (as defined below), and any other third parties;
•
the timing and amount of royalty payments we must make pursuant to the terms of a confidential settlement agreement;
•
the costs, timing and outcome of regulatory review of our product candidates;
•
our headcount growth and associated costs as we expand our research and development capabilities and establish a commercial infrastructure;
•
the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
•
our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors (or patients’ willingness to pay out-of-pocket for any approved products in the absence of such coverage) and adequate market share and revenue for any approved products;
•
the revenue, if any, received from commercial sales of any product candidates for which we receive marketing approval;
•
the effect of macroeconomic trends including inflation, tariffs and interest rates;
•
addressing any potential supply chain interruptions or delays, which may be due in part to international tariffs; and
•
the costs of operating as a public company.

We will require additional capital to achieve our business objectives. Additional funds may not be available on a timely basis, on favorable terms or at all, and such funds, if raised, may not be sufficient to enable us to continue implementing our long-term business strategy. Further, our ability to raise additional capital may be adversely impacted by global economic conditions and disruptions to and volatility in the credit and financial markets in the United States, or the U.S., and worldwide resulting from factors that include but are not limited to, inflation, tariffs, global conflicts, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, uncertainty about economic stability and other factors. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain, more costly and more dilutive. If we are unable to raise sufficient additional capital, we could be forced to curtail our planned operations and the pursuit of our growth strategy, or even cease operations.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to our product candidates.

Until such time, if ever, as we can generate substantial revenues from product sales, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, such as grants, collaborations, licenses or other similar arrangements. We do not currently have any committed external source of funds other than the $30 million loan facility. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional funds through grants, collaborations, licenses or other similar arrangements with third parties, we may be required to relinquish valuable rights to our future revenue streams, intellectual property or product candidates, grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock or commit us to future payment streams. If we are unable to raise additional funds through equity or debt financings when needed or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, or on less favorable terms than we would otherwise choose.

We maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions and changes in financial regulations and policies can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. In addition, changes in regulations governing financial institutions are beyond our control and difficult to predict; consequently, the impact of such changes on our business and results of operations is difficult to predict and may have an adverse effect on us.

The terms of our loan and security agreement place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

Our Loan and Security Agreement, or LSA, with Banc of California provides us with up to $30.0 million of borrowing capacity. Our overall leverage, certain obligations and affirmative and negative covenants contained in the related documentation could adversely affect our financial health and business and future operations by limiting our ability to, among other things, satisfy our obligations under the LSA, refinance our debt on terms acceptable to us or at all, plan for and adjust to changing business, industry and market conditions, use our available cash flow to fund future acquisitions and make dividend payments, and obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity. With certain exceptions, the LSA prohibits us from taking certain actions without Banc of California’s prior consent, including, but not limited to any material transfers of our assets, changes in our business, management, directorship (in certain circumstances), ownership, or business locations; certain mergers or consolidations; incurring any indebtedness, other than permitted indebtedness; granting or permitting liens against our assets, other than permitted liens; making certain capitalized expenditures; entering into any material transaction with any affiliate, other than in the ordinary course of business; or making any payments in respect of any subordinated debt.

We intend to satisfy our current and future debt service obligations with our cash and cash equivalents and short-term investments and funds from external sources. However, we may not have sufficient funds or may be unable to arrange for additional financing to pay the amounts due under our existing debt. Funds from external sources may not be available on acceptable terms, if at all. Additionally, if we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility. In the event of an acceleration of amounts due as a result of an event of default, we may not have sufficient funds and may be unable to arrange for additional financing to repay our indebtedness, and our lender could seek to enforce security interests in the collateral securing such indebtedness. Any declaration by the lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. Further, if we are liquidated, the lenders’ right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation.

Risks Related to the Discovery and Development of Our Product Candidates

We are substantially dependent on the success of our lead candidates, AP01 and AP02. If we are unable to advance such product candidates into later-stage clinical development or unable to obtain regulatory approval and commercialize a therapy for the treatment of pulmonary fibrosis, or PF, or experience significant delays in doing so, our business will be materially harmed.

To date, as an organization, we have not completed the development of any product candidates. We are substantially dependent on the success of at least one of our product candidates, including AP01, which is currently in Phase 2b clinical development for the treatment of PPF and AP02, which is currently in Phase 2 clinical development for the treatment of IPF.

The success of AP01, AP02, and our other current and any future product candidates will depend on several factors, including the following:

•
successful and timely initiation and enrollment of clinical trials and completion of clinical trials with favorable results;
•
the safety, tolerability and PK profile of our product candidates observed in clinical trials;
•
acceptance of regulatory submissions by the FDA and/or comparable foreign regulatory authorities for the conduct of clinical trials of our product candidates;
•
the frequency and severity of adverse safety findings in nonclinical studies and AEs in clinical trials;
•
timely and successful completion of preclinical studies, including toxicology studies and in vitro dose projection studies in animals, where applicable;
•
acceptance of our products, if approved, by PF patients, the medical community and third-party payors, and their perspective on the cost, safety, tolerability and efficacy and perceived advantages of alternative therapies for PF, including the current standard of care;
•
maintaining relationships with contract research organizations, or CROs, and clinical sites for the clinical development of our product candidates and ability of such CROs and clinical sites to comply with clinical trial protocols, Good Clinical Practices, or GCPs, and other applicable requirements;
•
demonstrating the safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities;
•
receipt and maintenance of marketing approvals from applicable regulatory authorities for our initial target indication and label expansions to include new populations;
•
maintaining relationships with our third-party manufacturers and their ability to comply with current good manufacturing practices, or cGMPs, as well as making arrangements with our third-party manufacturers for commercial manufacturing capabilities at a cost and scale sufficient to support commercialization;
•
establishing sales, marketing and distribution capabilities and launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;
•
obtaining, establishing, maintaining and enforcing patent and any potential trade secret protection or regulatory exclusivity for our product candidates;
•
maintaining our arrangement with PARI pursuant to the PARI License Agreement for the exclusive license to PARI’s eFlow® Technology and eRapid® Nebulizer System;

•
maintaining an acceptable safety profile of our product candidates following regulatory approvals, if any;
•
the sufficiency of our financial resources to fund our operations; and
•
maintaining and growing an organization of people who can develop and, if approved, commercialize, market and sell our current or future product candidates.

If we are unable to develop, receive marketing approval for and successfully commercialize our product candidates, or if we experience delays as a result of any of the above factors or otherwise, our business would be significantly harmed.

We are early in our development efforts. If we are unable to successfully develop, receive regulatory approval for and commercialize any product candidate or successfully develop any other product candidate or experience significant delays in doing so, our business will be substantially harmed.

We are early in our development efforts. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval, obtaining manufacturing supply, capacity and expertise, building a commercial organization or successfully outsourcing commercialization, substantial investment and significant marketing efforts before we generate any revenue from product sales.

Our assumptions about the development potential of AP01 and AP02 are based on the data generated from our clinical trials and from preclinical studies. We may also observe materially and adversely different safety results as we continue to conduct our clinical trials.

Our product candidates will require substantial additional investment, clinical development, regulatory review, approval in one or more jurisdictions and significant marketing efforts before we could generate any revenue from product sales, if ever. Given our stage of development, it will take additional clinical development before we can demonstrate the safety and efficacy of a product candidate sufficient to warrant approval for commercialization, if we can do so at all.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the product candidates we develop, which would materially harm our business. If we do not receive marketing approvals for our product candidates or any future product candidate we develop or if we experience delays in such approvals, we may not be able to continue our operations.

Further, conducting clinical trials in foreign countries, as we are currently doing, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, failure to properly translate or interpret patient-reported outcome endpoints, managing additional administrative burdens associated with foreign regulatory schemes as well as political and economic risks relevant to such foreign countries.

The foregoing makes our ability to successfully and timely complete development of our product candidates and obtain regulatory approval for them less certain. If we are unable to develop, or obtain marketing approval for, or, if approved, successfully commercialize our product candidates, our business, financial condition, results of operations and prospects could be materially harmed.

Additional time may be required to obtain marketing authorizations for product candidates that we develop as drug-device combination products.

Our nebulizer-delivered product candidates, AP01 and AP02, are subject to combination product development and approval regulatory requirements. Development of a product candidate as a combination product candidate requires close coordination with the FDA and comparable foreign regulatory authorities for review of each of the drug and device components that comprise the product. Although the FDA and comparable foreign regulatory authorities have or may have systems in place for the review and approval of such combination products, we may experience additional delays in the development and commercialization of such product candidates due to regulatory timing constraints and uncertainties in the product development and approval process.

The regulatory approval processes of the FDA, European Medicines Agency, or EMA, and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable. If we are not able to obtain the required regulatory approval for any product candidate, our business will be substantially harmed.

We are not permitted to market, commercialize, sell or promote any product candidate in the U.S. until we receive regulatory approval of a new drug application, or NDA, for such product candidate in a specific indication from the FDA. Our business is dependent on our ability to successfully complete preclinical and clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize our product candidates and any future product candidates in a timely manner. The time required to obtain approval or other marketing authorizations by the FDA and comparable foreign authorities is unpredictable, and it typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations and the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, and it is possible that we may never obtain regulatory approval for any product candidates we may seek to develop in the future.

Prior to obtaining approval to commercialize any product candidate in the U.S. or abroad, we must demonstrate with substantial evidence from well-controlled clinical trials, to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA and other regulatory authorities. The FDA may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or after approval, or it may object to elements of our clinical development programs. For example, in July 2025, the FDA commented on AP02 findings considered to be non-adverse and/or species specific in a rat toxicology study ahead of IND submission. Due to this, we proceeded to initiate our Phase 2 clinical trial outside of the United States and intend to submit such IND with the safety and efficacy clinical data from our Phase 2 trial, if successful, to potentially enable future FDA IND clearance.

Our current and future product candidates could fail to receive regulatory approval for many reasons, including the following:

•
the FDA or comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials and interpretation of data from clinical trials or preclinical studies;
•
we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;
•
the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;
•
we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•
the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA to the FDA or other submission to obtain regulatory approval in the European Union or elsewhere;
•
the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to accept device validation data or to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•
the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of products in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects. The FDA, EMA and comparable foreign authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be granted for any product candidate that we develop. The U.S. Supreme Court’s July 2024 decision to overturn prior established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays or changes. Even if we believe the data collected from future clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA or any other regulatory authority.

Even if we complete clinical testing and receive approval of a NDA or foreign marketing application for our current or future product candidates, the FDA, EMA or the applicable foreign regulatory agency may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. The FDA, EMA or the applicable foreign regulatory agency also may approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally request, and the FDA, EMA or applicable foreign regulatory authority may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization, or failure to obtain our desired product label, would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

In addition, the FDA, EMA and other regulatory authorities may change their policies, issue additional regulations or revise existing regulations or take other actions, which may prevent or delay approval of our future product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained. Further, macroeconomic and other global conditions have impacted and could in the future impact the ability of the FDA, EMA and comparable foreign regulatory authorities to provide any required approvals or marketing authorizations for our product candidates or result in the delay of such approvals or authorizations.

Preclinical and clinical product development involves a lengthy and expensive process, with an uncertain outcome.

Our current assumptions about our product candidates’ development potential are based on the data generated from preclinical studies and clinical trials; however, we may observe materially and adversely different safety results as we continue to conduct our clinical trials. In order to obtain FDA, EMA or other comparable foreign regulatory authorities approval to market a new drug product, we must demonstrate the safety and efficacy of the drug in humans in a manner that satisfies the applicable authority’s standards. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities, including the FDA, EMA and comparable foreign regulatory authorities, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety, potency and efficacy of our product candidates in humans. A failure of one or more clinical trials can occur at any stage of testing or at any time during the trial process. The outcome of preclinical testing and early clinical trials may not be predictive of the results of later clinical trials as to safety or efficacy, particularly if later clinical trials have a materially different trial design. The historical failure rate for product candidates in our industry is high, particularly in the earlier stages of development. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We have not completed all of the clinical trials required for the approval of any of our product candidates. We cannot assure you that any preclinical study or clinical trial that we are conducting, or may conduct in the future, will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates in the United States or in any other jurisdiction.

Additionally, we have in the past and intend in the future to utilize an “open-label” clinical trial design for certain of our clinical trials. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results of a product candidate when studied in a controlled environment with a placebo or active control.

We may incur additional costs and experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

We may incur additional costs and experience delays in ongoing clinical trials for our product candidates, and we do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. We may experience numerous unforeseen events during or as a result of preclinical studies or clinical trials that could delay or prevent our ability to continue or complete clinical development, receive marketing approval or commercialize our product candidates, including:

•
regulators or institutional review boards not authorizing us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•
experiencing delays in reaching, or failing to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites or prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•
clinical trials of our product candidates producing negative or inconclusive results, including failure to demonstrate statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;
•
failing to demonstrate statistical significance in clinical trials of our product candidates, which may impact the timing and design of late-stage clinical trials for such product candidates, or failing to demonstrate statistical significance in late-stage trials despite promising early stage results;
•
the number of patients required for clinical trials of our product candidates being larger than we anticipate; enrollment in these clinical trials being slower than we anticipate, for example, due to the availability of standard of care therapy, changes to standard of care therapy, and the reluctance of patients to discontinue standard of care therapy in order to participate in certain of our future clinical trials; or participants dropping out of these clinical trials or failing to return for post-treatment follow-up at a higher rate than we anticipate;
•
our product candidates having undesirable side effects (including drug-drug interactions), unexpected toxicology findings, or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;
•
our third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•
regulators or institutional review boards requiring that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
•
future collaborators, if any, may conduct clinical trials in ways they view as advantageous to them but that are suboptimal to us;
•
the cost of clinical trials of our product candidates being greater than we anticipate; and
•
the supply or quality of our product candidates or other materials necessary, including comparator drug, to conduct clinical trials of our product candidates being insufficient, inadequate or too costly.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not favorable or if there are safety concerns, we may, among other things:

•
be delayed in obtaining marketing approval for our product candidates;
•
not obtain marketing approval at all;
•
obtain approval for indications or patient populations that are not as broad as intended or desired;
•
obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•
be subject to additional post-marketing testing requirements; or
•
have the product removed from the market after obtaining marketing approval.

Moreover, principal investigators for our current and future clinical trials have in the past and may in the future serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or a comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or a comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or a comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval.

We have not yet completed all testing of any product candidate in clinical trials. Preclinical, interim, topline and preliminary results from our preclinical studies or clinical trials are not necessarily predictive of the results or analyses of such results of later clinical trials. If we cannot replicate the positive results from any preclinical studies or clinical trials of our current or potential future product candidates that have positive results, or if we suffer any other significant setbacks in our later clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or potential future product candidates.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Preclinical studies, Phase 1 and Phase 2a clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics, and to understand the side effects of product candidates at various doses and dosing schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful, nor does it predict final results. Our product candidates may fail to show the desired safety, tolerability, PK profile, and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials, particularly because of our product candidates leveraging an inhalation approach.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Such setbacks have occurred and may occur for many reasons, including: clinical sites and investigators may deviate from clinical trial protocols, whether due to lack of training or otherwise, and we may fail to detect any such deviations in a timely manner; patients may fail to adhere to any required clinical trial procedures, including post-treatment follow-up; our product candidates may fail to demonstrate effectiveness or safety in certain patient subpopulations or at all; or our clinical trials may not adequately represent the patient populations we intend to treat, whether due to limitations in our trial designs or otherwise. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development.

Similarly, from time to time, we may publish interim, topline or preliminary results from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data. We also make assumptions, estimations, calculations and conclusions as part of our preliminary analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim, topline or preliminary data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and investors or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Targeting PF with inhaled formulations of antifibrotic therapies is novel, and we do not know whether we will be able to successfully develop any inhaled products.

Our product candidates target PF with an inhaled formulation approach. Other companies have discontinued programs targeting PF as they were unable to develop compounds that could demonstrate safety or efficacy or whose dosing regimens were commercially unviable. Given our approach, we may not be able to successfully develop any products.

The PF market currently relies on oral systemic medications: nintedanib, pirfenidone, and nerandomilast. We aim to optimize inhaled formulations of the current oral antifibrotic medicines, as with AP01 and AP02, inhaled formulations of pirfenidone or nintedanib, for potentially improved safety and efficacy. While products for the treatment of PF have been approved by the FDA and comparable foreign regulatory authorities, to date, no inhaled antifibrotic therapy of pirfenidone or nintedanib, or combination of pirfenidone and nintedanib, has been approved, and to our knowledge, no product candidate combining these agents in an inhaled formulation is currently in clinical development. As a result, it is difficult to predict the developmental challenges we may encounter as our lead product candidates proceed through clinical trials, including our planned future clinical trials. It is also difficult for us to predict the time and cost of development, whether any of our clinical trials will be successful, whether any unexpected side effects that have not been associated with oral nintedanib and pirfenidone will be identified in our product development activities and whether our novel approach will result in the successful development and regulatory approval of any product candidates. For example, although we have not observed this to date in clinical trials, airway irritation is a potential risk for inhaled administration, which can be manifested by coughing, increased secretions, or bronchospasm.

Any development problems we experience in the future related to our lead product candidates may cause significant delays or unanticipated costs, and such development problems may not be able to be solved. The novelty of our approach may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. For example, the FDA could require additional studies that may be difficult or impossible to perform, or prohibitively costly. Any of these factors may prevent us from completing clinical trials that we may initiate, and obtaining regulatory approval of or commercializing any product candidates we may develop, on a timely or profitable basis, if at all.

Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious or unacceptable adverse side effects or unexpected toxicology findings may be identified during the development of our product candidates, which could prevent or delay further clinical development, regulatory approvals and commercialization, impact the product’s labeling, if approved, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.

Clinical trials often fail to demonstrate safety or efficacy of the product candidate studied for the target indication. If our product candidates are associated with serious or significant adverse side effects in clinical trials or have adverse safety findings in nonclinical studies, we may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a benefit-risk perspective. The FDA, EMA or other comparable foreign regulatory authority or an institutional review board or ethics committee may also require that we suspend, discontinue or limit our clinical trials based on safety information, or that we conduct additional animal or human studies regarding the safety and efficacy of our product candidates, which we have not planned or anticipated. For example, in July 2025, the FDA commented on AP02 findings considered to be non-adverse and/or species specific in a rat toxicology study ahead of IND submission. Due to this, we proceeded to initiate our Phase 2 clinical trial outside of the United States and intend to submit such IND with the safety and efficacy data from our Phase 2 trial, if successful, to potentially enable future FDA IND clearance. If we are unable to obtain IND clearance from the FDA for AP02, our market opportunity may be adversely affected, and we may have to expend additional resources to complete additional preclinical testing if required by the FDA. There is no guarantee that our efforts or further testing, if required, will be successful or will enable the clearance of an IND by the FDA.

Such findings could further result in regulatory authorities failing to provide marketing authorization for our product candidates or limiting the scope of the indication, if approved. Many product candidates that initially showed promise in early-stage testing have later been found to cause adverse side effects that prevented further development of the product candidate. For example, the long-term safety impacts of our product candidates are unknown and may not be discoverable in preclinical studies or clinical trials that we may conduct. Additionally, if one or more of our product candidates receives marketing approval, and we or others subsequently identify undesirable side effects caused by such products a number of potentially significant negative consequences could result, including:

•
regulatory authorities may withdraw, suspend or limit approvals of such product or seek an injunction against its manufacture or distribution;
•
we may be required to recall a product;
•
regulatory authorities may require additional warnings on the labels, such as a boxed warning or a contraindication;
•
we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
•
we may be required to change the way a product is distributed or administered, conduct additional clinical trials or change the labeling of a product or be required to conduct additional post-marketing studies or surveillance;
•
we could be sued and held liable for harm caused to patients;

•
sales of the product may decrease significantly or the product could become less competitive;
•
we may not be able to achieve or maintain third-party payor coverage and adequate reimbursement; and
•
our reputation and physician or patient acceptance of our products may suffer.

There can be no assurance that we will resolve any issues related to any product-related AEs to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities in a timely manner or at all. Moreover, any of these events could prevent us from achieving or maintaining market acceptance of a particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

We have obtained orphan designation for AP01 for the treatment of IPF and may in the future seek orphan drug designation for additional product candidates. Even if we obtain designation, we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

In July 2014, we obtained orphan drug designation from the FDA for AP01 for the treatment of IPF. We may seek orphan drug designation or exclusivity in the indications targeted by our current or future product candidates. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. For example, under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition. In order for the FDA to grant orphan drug exclusivity to one of our product candidates, the agency must find that the product candidate is indicated for the treatment of a condition or disease that affects fewer than 200,000 individuals in the U.S. or that affects 200,000 or more individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product candidate available for the disease or condition will be recovered from sales of the product in the U.S. Orphan drug designation must be requested before submitting an NDA. The FDA may conclude that the condition or disease for which we seek orphan drug exclusivity does not meet the required standard.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular drug for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances such as if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated.

In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product candidate for the same condition if the FDA concludes that the later product candidate is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care compared with the product that has orphan exclusivity. In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

A similar regulatory scheme governs approval of orphan product candidates by the EMA in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA (as applicable) from approving another marketing application for the same or another similar product candidate for the same orphan therapeutic indication for that time period. The applicable period is seven years in the U.S. and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if at the end of the fifth year it is determined that a product no longer meets the criteria for orphan designation, including if the product is sufficiently profitable so that market exclusivity is no longer justified.

While we may in the future seek designations for our product candidates with the FDA, EMA and comparable foreign regulatory authorities that are intended to confer benefits such as a faster development process, an accelerated regulatory pathway or priority review, there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.

The FDA, EMA and comparable regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review of the marketing application(s). However, there can be no assurance that we will successfully obtain such designations for our product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards of product quality, safety or efficacy required to be demonstrated in support of approval. Even if we obtain such designations for our product candidates, there can be no assurance that we will realize their intended benefits.

For example, we may seek a Fast Track Designation for one or more of our product candidates. If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development activities.

We may seek Breakthrough Therapy Designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. Further, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to conventional FDA procedures and does not assure approval by the FDA. In addition, even if any product candidate we develop qualifies for Breakthrough Therapy Designation, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.

Even in the absence of obtaining Fast Track and/or Breakthrough Therapy Designations, a sponsor can seek priority review at the time of submitting a marketing application. The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months from FDA’s acceptance of the application for review. Priority review designation may be rescinded if a product no longer meets the qualifying criteria.

We may not be able to submit investigational new drug, or IND, applications or IND amendments to commence clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We may not be able to submit INDs, including the IND for our lead product candidates, on the timelines we expect. We may experience manufacturing delays or other delays with IND-enabling studies or it may require time to align with the FDA or comparable regulatory authorities on data packages. For example, in July 2025, the FDA commented on AP02 findings considered to be non-adverse and/or species specific in a rat toxicology study ahead of IND submission. Due to this, we proceeded to initiate our Phase 2 clinical trial outside of the United States and intend to submit such IND with the safety and efficacy data from our Phase 2 trial, if successful, to potentially enable future FDA IND clearance. If we are unable to obtain IND clearance from the FDA for AP02, our market opportunity may be adversely affected, and we may have to expend additional resources to complete additional preclinical testing if required by the FDA. There is no guarantee that our efforts or further testing, if required, will be successful or will enable the clearance of an IND by the FDA. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs.

We intend to deliver AP01 and AP02 and our other product candidates via a drug delivery device that will have its own regulatory, development, supply and other risks.

We intend to deliver AP01 and AP02 and our other product candidates via a drug delivery device, a nebulizer, and there may be unforeseen technical complications related to the development activities required to bring such a product to market, including container compatibility and/or dose volume requirements. AP01 and AP02 and our other product candidates which may be delivered via drug delivery devices may not be approved or may be substantially delayed in receiving approval if the devices do not gain and/or maintain their own regulatory approvals or clearances. Where approval of the drug product and device is sought under a single application, the increased complexity of the review process may delay approval.

We benefit from an exclusive license to PARI’s eRapid® Nebulizer System with eFlow® Technology for AP01’s delivery, and we retain an exclusive right to negotiate a separate license agreement with respect to AP02 and AP03 for exclusive licenses for PARI’s eRapid® Nebulizer System with eFlow® Technology. This exclusivity offers a key competitive advantage, as the proprietary device would be included in any potential U.S. FDA-approved product labels, however, we cannot guarantee that we will maintain preferable commercial terms for such license. We are dependent on the sustained cooperation and effort of PARI both to supply the device and, in some cases, to conduct the studies required for approval or other regulatory clearance of the device, and if received, we expect we will be dependent on PARI for continuing to maintain such approvals or clearances. Failure of PARI to supply the device, to successfully complete studies on the device or for any future devices we may utilize for any of our product candidates in a timely manner, or to obtain or maintain required approvals or clearances of the devices could result in increased development costs, delays in or failure to obtain regulatory approval, and delays in our product candidates reaching the market initially and/or expanding to new indications. For more information on the PARI Agreement, see “Business—Material Agreements”.

Any product candidate for which we obtain marketing approval could be subject to restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

As part of its decision to approve or grant marketing authorization for one or more of our product candidates, the FDA, European Commission, or EC, or other regulatory agencies may require us to perform certain post-marketing activities, such as completion of ongoing or planned studies, initiation of new studies or post-marketing clinical trials (including to assess safety risks), or additional analyses of existing data. Typically, we are required to provide annual updates on the progress of such required activities and to complete the activities by the assigned completion dates. Later discovery of previously unknown problems with our product candidates, including AEs of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•
restrictions on the marketing or manufacturing of such products, withdrawal of the product from the market or voluntary or mandatory product recalls;
•
restrictions on or revisions to the labeling or marketing of a medicine;
•
restrictions on the distribution or use of a medicine, including under a risk evaluation and mitigation strategy, or REMS, program;
•
fines, receipt of warning or untitled letters or suspension of clinical trials;

•
refusal by the FDA, EC or other regulatory agencies to approve pending applications or supplements to approved applications filed by us or suspension or withdrawal of marketing approvals;
•
product seizure or detention or refusal to permit the import or export of our product candidates; and
•
injunctions or the imposition of civil or criminal penalties.

Additionally, the FDA, EC and other regulatory agencies closely regulate the post-approval marketing and promotion of medicines to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. Although physicians may prescribe products for uses not described in the product’s labeling, known as off-label uses, in their professional medical judgment, the FDA, EMA and comparable foreign regulatory agencies impose stringent restrictions on manufacturers’ communications regarding off-label use, and if we market our products, if approved, in a manner inconsistent with their approved labeling, we may be subject to enforcement action for off-label marketing by the FDA and other federal and state enforcement agencies, including the Department of Justice and other comparable foreign regulatory agencies. Violation of the Federal Food, Drug, and Cosmetic Act and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription products may also lead to investigations or allegations of violations of federal and state healthcare fraud and abuse laws, state consumer protection laws and laws of other comparable foreign regulatory agencies.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any product candidates we develop and adversely affect our business, financial condition, results of operations and prospects.

If we experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected, and our receipt of necessary regulatory approvals could be delayed or prevented.

Successful and timely completion of clinical trials will require that we identify and enroll a sufficient number of patients. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients with other trials. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA or comparable foreign regulatory authorities, or if a large number of patients withdraw.

For example, we are initially developing AP02 for the treatment of IPF, which is an orphan indication. In the United States, IPF is estimated to affect approximately 120,000 patients. As a result, we may encounter difficulties enrolling subjects in our clinical trials due, in part, to the small size of the patient population. If our target patient population is smaller than expected, we are unable to successfully enroll and retain patients in our clinical trials, or experience significant delays in doing so, we may not satisfy the FDA or other applicable regulatory authorities standards for number of patients enrolled due to enrollment being too low.

We cannot predict how successful we will be at enrolling subjects in future clinical trials. We may conduct clinical trials that would require patients to discontinue standard of care therapy, and we may experience challenges finding, enrolling and retaining PF patients in our planned clinical trials who are willing to discontinue their current treatment regimens to participate in our trials. Subject enrollment is affected by other factors including:

•
the patient eligibility criteria as defined in the applicable protocol;
•
the size of the patient population required for analysis of the trial’s primary endpoints and the process for identifying patients;
•
the actual and perceived risks and benefits of the product candidate in the trial;

•
effects of global health crises, such as those related to COVID-19, on enrollment and/or completion of a trial;
•
the design of the trial;
•
our ability to recruit clinical trial investigators with the appropriate competencies and experience;
•
competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including the current standard of care and any new drugs that may be approved for PF, which may vary across the jurisdictions where we plan to conduct our clinical trials;
•
the willingness of patients to be enrolled in our clinical trials;
•
the success of efforts to facilitate timely enrollment in clinical trials;
•
the patient referral practices of physicians;
•
the ability to monitor patients adequately during and after treatment;
•
our ability to obtain and maintain informed consent;
•
the risk that patients enrolled in our clinical trials will drop out of the trials prior to completion;
•
the cost to, or lack of adequate compensation for, prospective patients; and
•
the proximity and availability of clinical trial sites to prospective patients.

Our inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. For example, we experienced delays in enrollment for our Phase 2b MIST clinical trial at the outset, due to a variety of factors, including operational efficiencies as well as screen failure rates. Enrollment delays in these clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Furthermore, we expect to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we will have limited influence over their performance.

Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients. We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays or difficulties in enrollment, or be required by the FDA or comparable foreign regulatory authorities to increase our enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

The results of clinical trials conducted at clinical trial sites outside the U.S. might not be accepted by the FDA, and data developed outside of a foreign jurisdiction similarly might not be accepted by such foreign regulatory authority.

We are currently conducting our Phase 2 clinical trial for AP01 in the United Kingdom, Spain, France, Germany, Italy, Turkey, Argentina, United States and other EU countries, and AP02 in Australia, Canada, Germany, Italy, New Zealand, Spain, Argentina, and the United Kingdom, and may conduct additional clinical trials outside of the U.S. in the future. Clinical trials conducted in Australia using “unapproved therapeutic goods,” or those that have not yet been evaluated by the Therapeutic Goods Association, or TGA, for quality, safety and efficacy, must occur pursuant to either the Clinical Trial Notification Scheme or the Clinical Trial Approval Scheme. In each case, the trial is supervised by a Human Research Ethics Committee, or HREC, an independent review committee set up under the guidelines of the Australian National Health and Medical Research Council that reviews, approves and provides continuing oversight of trial protocols and amendments, and of the methods and material to be used in obtaining and documenting informed consent of the trial subjects. Although the FDA, EMA or comparable foreign regulatory authorities may accept data from clinical trials conducted outside the relevant jurisdiction, acceptance of these data is subject to certain conditions. For example, the FDA requires that the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as institutional review board or ethics committee approval and informed consent, the trial population must adequately represent the U.S. population and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Further, the FDA may consider an on-site inspection to be necessary in which case they must be able to validate the data through such an inspection or other appropriate means. In addition, while these clinical trials are subject to the applicable local laws, acceptance of the data by the FDA will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the U.S. as adequate support of a marketing application. Similarly, any data submitted to foreign regulatory authorities may not adhere to their standards and requirements for clinical trials and data from trials conducted outside of such jurisdiction may not be accepted. Moreover, cultural and population differences across populations participating in trials conducted with sites outside the U.S. could introduce confounding factors that impact interpretation of the results from foreign clinical trial sites.

If the FDA, EMA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction. In addition, such foreign trials would be subject to the applicable local laws and ethics committee requirements of the foreign jurisdictions where the trials are conducted, which may increase costs or time required to complete the clinical trial.

Conducting clinical trials outside the U.S. also exposes us to additional risks, including risks associated with:

•
additional foreign regulatory and ethics committee requirements;
•
foreign exchange fluctuations;
•
compliance with foreign manufacturing, customs, shipment and storage requirements;
•
inconsistent standards for reporting and evaluating clinical data and AEs;
•
varying standards or availability of PF care, resulting in data that may differ from patients who have received the U.S. standard of care therapy;
•
legislative proposals that, if enacted, could require additional fees or other compliance requirements for inclusion of foreign data in marketing applications;
•
any pandemic, epidemic or public health emergencies;
•
diminished protection of intellectual property in some countries; and
•
political instability, civil unrest, war or similar events that may jeopardize our ability to commence, conduct or complete a clinical trial and evaluate resulting data.

If any third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates or increase the product yield of its manufacturing, then our manufacturing costs may increase and commercialization may be delayed.

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of our product candidates, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of our product candidates. The transition to larger scale production could prove difficult. In addition, if our third-party manufacturers are not able to optimize their manufacturing processes to increase the product yield for our product candidates, or if they are unable to produce increased amounts of our product candidates while maintaining the same quality, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operations. Additionally, if any such third-party manufacturer cannot achieve compliance with import and export requirements or build a sufficient network of partners for the storage and distribution of our product candidates, our future global commercialization prospects could be materially harmed.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, various aspects of the development program, such as manufacturing methods and formulation, may be altered in an effort to optimize processes and product characteristics, and such optimization may not be achieved. Any of these changes could cause our product candidates to perform differently and affect the results of our current or future clinical trials. Such changes may also require additional testing, or notification to or approval by the FDA, EMA or another comparable regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and management resources, we are initially focused on IPF and PPF, and we focus our research and development efforts on certain selected development programs and product candidates. We are currently primarily focused on the development of AP01, AP02 and AP03. As a result, we may forego or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We intend to develop AP03 as a fixed-dose combination of pirfenidone and nintedanib. Developing combination treatments increases complexity and risk, including risks of drug-drug interactions, unforeseen side effects or failures in our clinical trials that could delay or prevent their regulatory approval or limit the commercial profile of an approved label. Additionally, certain regulatory authorities may require a demonstration that each component makes a contribution to the claimed effects in addition to demonstrating that the combination is safe and effective for the intended population.

Under the FDA’s combination rule, the FDA generally will not file or approve an NDA for a fixed-dose combination product unless each component of a proposed drug product is shown to make a contribution to the claimed effects and the dosage of each component (amount, frequency, duration) is safe and effective for the intended population. If the FDA or other comparable foreign regulatory authorities require us to conduct one or more clinical trials to support such a demonstration, such as a factorial study, the design, duration, and scope of such clinical trials will be decided upon after further discussions with those agencies and other comparable foreign regulatory authorities. As a result, we are unable to predict with certainty the estimated timing or scope of any future clinical trials of AP03 we may be required to conduct to satisfy these requirements governing fixed dose combination products in various jurisdictions.

The development of AP03 as a combination of pirfenidone and nintedanib in an inhaled formulation may subject us to risks that we would not face if AP03 was being developed as a monotherapy. For example, combining pirfenidone and nintedanib with each other in oral formulation has not been feasible due to their additive side effect profiles. Combination of the two molecules in an inhaled formulation may result in adverse side effects or toxicities that pirfenidone and nintedanib do not produce when used alone (orally or in an inhaled formulation). In addition, pirfenidone and nintedanib may interact with each other in undesirable ways that could negatively impact the efficacy of AP03. Testing products in combination with each other may increase the risk of significant adverse effects or failed clinical trials.

Risks Related to Our Dependence on Third Parties

We are dependent on licensed intellectual property rights pursuant to the PARI Agreement relating to the PARI eFlow® Technology and eRapid® Nebulizer System and we may in the future enter into additional intellectual property licensing agreements on which we could similarly become dependent. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved, on the intended timeline. If we breach the PARI Agreement or any other future agreements in which we license the use, development and commercialization rights to our product candidates from third parties or, in certain cases, we fail to meet certain deadlines, we could lose license rights that are important to our business.

We are a party to the PARI License Agreement under which we are granted rights to intellectual property that are important to our business and we may enter into additional license agreements in the future with PARI or other third parties. Pursuant to the PARI License Agreement, we have secured an exclusive license to develop and commercialize our inhaled candidates with PARI’s eFlow® Technology and eRapid® Nebulizer System. The PARI License Agreement imposes, and we expect that future license agreements will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under such agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license. Our business could suffer, for example, if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. See “Business—Material Agreements” for additional information on the PARI License Agreement.

We may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we cannot provide any assurances that third-party patents do not exist that might be enforced against our current product candidates or future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same intellectual property licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement intellectual property. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

In some circumstances, we may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, defense or litigation of patents and patent applications that we license from or license to third parties and may be reliant on our licensors or licensees to do so. We thus cannot be certain that activities such as patent maintenance and prosecution by our licensors have been or will be conducted consistent with our best interests or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If our licensors fail to maintain such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any product candidates that are the subject of such licensed rights and our right to exclude third parties from commercializing competing products could be adversely affected.

Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•
the scope of rights granted under the license agreement and other interpretation-related issues;
•
whether and the extent to which our product candidates and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•
our right to sublicense patent and other rights to third parties under collaborative development relationships;
•
our diligence obligations with respect to the use of the licensed intellectual property in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;
•
our financial or other obligations under the licensing agreement;
•
the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
•
the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our product candidates.

Furthermore, if our licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of certain of our product candidates. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. In addition, certain of these license agreements, may not be assignable by us without the consent of the respective licensor, which may have an adverse effect on our ability to engage in certain transactions.

The PARI License Agreement is, and future license agreements that we enter into are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We currently rely on, and in the future intend to rely on, third parties to conduct a significant portion of our clinical trials and potential future clinical trials for product candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We currently engage CROs and other vendors to conduct our ongoing clinical trials, including our ongoing Phase 2 clinical trials of AP01 and AP02, and similarly expect to engage CROs and other vendors for future clinical trials for these and other product candidates that we may progress to clinical development. We expect to continue to rely on third parties, including but not limited to clinical data management organizations, healthcare institutions operating as clinical sites and clinical investigators, to conduct those clinical trials. Any of these third parties may terminate their engagements with us, some in the event of an uncured material breach and some at any time for convenience. If any of our relationships with these third parties terminate, we may not be able to timely enter into arrangements with alternative third parties or to do so on commercially reasonable terms, if at all. Switching or adding CROs or other vendors involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO or vendor commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. We may encounter challenges or delays in our CRO/vendor relationships in the future which may cause a material adverse impact on our business, financial condition and prospects.

In addition, any third parties conducting our clinical trials will not be our employees, and, except for including contractual obligations and remedies for breach of such obligations in our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our clinical programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approvals for or successfully commercialize our product candidates. Consequently, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenue could be delayed significantly. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities that could harm our competitive position.

We rely on these parties for execution of our preclinical studies and clinical trials, and generally do not directly control their businesses or related activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register certain ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. If we or any of our CROs or other third parties, including trial sites, fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Further, upon inspection by a given regulatory authority, such regulatory authority may not agree with our determination that any of our clinical trials complies with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP conditions. Our failure to comply with these requirements may require us to repeat clinical trials, which would delay the regulatory approval process.

We also expect to rely on other third parties to store and distribute product supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential revenue.

We contract with third parties for the manufacture of our product candidates for clinical drug and device supply and expect to continue to do so for commercialization, if our product candidates are approved. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We do not have any cGMP manufacturing facilities and have no plans to develop our own clinical or commercial-scale manufacturing capabilities. We currently rely, and expect to continue to rely, on contract development and manufacturing organizations, or CDMOs, for the cGMP manufacture of our product candidates and related raw materials for clinical development. In addition, we expect to rely on CDMOs for the commercial supply of any products for which we receive marketing approval. This reliance increases the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. For example, any of these third parties may terminate their engagements with us at any time or may face production shortages or other supply interruptions or otherwise be unable to secure the requisite raw materials to support our planned clinical activities. In addition, the availability of CDMOs to manufacture our product candidates/drugs may depend in part on the CDMOs’ schedules for manufacturing other companies’ products or product candidates. If we need to modify our development plans or enter into alternative arrangements, which may not be readily available or available on acceptable terms, it could delay our product development activities and increase our expenses.

Our reliance on CDMOs for manufacturing activities will reduce our control over these activities, but will not relieve us of our responsibility to ensure compliance with all required regulations. In particular, we do not have control over a supplier’s or manufacturer’s compliance with laws, regulations and applicable cGMP standards or similar regulatory requirements and other laws and regulations, such as those related to environmental health and safety matters. If our CDMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, we may be unable to obtain regulatory approval of our potential future marketing applications. In addition, although we conduct routine qualification audits and have quality agreements in place with our CDMOs, we have no direct operational control over their ability to maintain adequate quality control, quality assurance and qualified personnel. Our CDMOs may face manufacturing or quality control problems causing production and shipment delays, or CDMOs may fail to maintain compliance with the applicable cGMP requirements. The facilities used by our CDMOs are subject to continual review and periodic inspections by the FDA and comparable foreign regulatory authorities. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supply of our products.

Our use of foreign CROs and CDMOs in some jurisdictions may be or may become subject to U.S. legislation, including sanctions, trade restrictions and other regulatory requirements, which may increase the cost of and cause delays in the procurement or supply of materials for, or manufacture of, our product candidates or have an adverse effect on our ability to secure significant commitments from governments to purchase its potential therapies.

Moreover, we rely on sole suppliers for certain steps in the manufacturing supply chain of pirfenidone and nintedanib. If these sole suppliers are unable to supply to us in the quantities we require, or at all, or otherwise defaults on their supply obligations to us, we may not be able to obtain alternative supplies from other suppliers on acceptable terms, in a timely manner, or at all. We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be canceled or not extended by such suppliers and, therefore, do not afford us with protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. If our current CDMOs cannot perform as agreed, we may be required to replace such manufacturers. We may incur added costs and delays in identifying and qualifying any such replacement. In addition, our current and anticipated dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We may seek to establish collaborations, license agreements and other similar arrangements with third parties for the development or commercialization of our product candidates. If we are not able to establish them on commercially reasonable terms, or if those arrangements are not successful, we may have to alter our development and commercialization plans.

The development and potential commercialization of our product candidates will require substantial additional funding. For some of our product candidates, we may seek to collaborate with other pharmaceutical and biotechnology companies for the development and potential commercialization of our product candidates, including for the commercialization of any of our product candidates that are approved for marketing outside the U.S. If we enter into any such additional arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our future collaborators dedicate to the development or commercialization of our product candidates. Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

We face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities outside the U.S., the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, and industry and market conditions generally. The collaborator may also consider alternative product candidates for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Collaborations involving our product candidates would pose the following risks to us:

•
collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;
•
collaborators may not perform their obligations as expected, or at all;
•
collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
•
collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
•
collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
•
a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such products;
•
disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;
•
collaborators may not properly maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;
•
collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;
•
collaborations may be terminated, including for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates; and

•
we may be required to invest resources and attention into such collaboration, which could distract from other business objectives.

We may not be able to negotiate future collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of any product candidate that we planned to collaborate on, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, any future collaborations that we enter into may not be successful. The success of our future collaboration arrangements will depend heavily on the efforts and activities of our future collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. If conflicts arise between any future collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. For example, our future collaborators could conduct multiple product development efforts and could develop, either alone or with others, products in related fields that are competitive with the product candidates we may develop. In addition, collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party, and any such termination or expiration may adversely affect us financially or harm our business.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries for our product candidates and their uses, as well as our ability to operate without infringing, misappropriating, or otherwise violating the proprietary rights of others. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. Although we own issued patents, our pending and future patent applications, may not result in issued patents. Even if our owned or licensed patent applications result in issued patents, we cannot assure you that such issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties, or that they will effectively prevent others from commercializing competing technologies, products, or product candidates.

Obtaining and enforcing patents is expensive, complex, and time-consuming, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our owned or licensed patent applications at a reasonable cost or in a timely manner. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we may have the right to have some input in connection with such activities, we may not have the right to control the preparation, filing, and prosecution of patent applications that are licensed to us by third parties, or to control prosecution and maintenance of patents that we out-license to third parties. For example, we do not control the prosecution or enforcement of certain intellectual property licensed from PARI. Therefore, patents and applications that are relevant to our product candidates may not be prosecuted and enforced in a manner consistent with the best interests of our business. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors, and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we may not be able to prevent any third parties from using any of our technology that is in the public domain to compete with our technologies or product candidates.

Composition of matter patents for pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. Similarly, patents for pharmaceutical formulations containing pharmaceutical product candidates may provide an additional form of intellectual property protection, as such patents provide protection without regard to any method of use. However, we cannot be certain that the claims in our pending patent applications directed to the pharmaceutical formulations of our product candidates will be considered patentable by the USPTO or by patent offices in foreign countries, or that such claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. In addition, we cannot be certain that the claims of such patents, and applications if granted, will be sufficiently broad to effectively prevent competitors from working around our claimed inventions by developing an alternative formulation and thereby competing with us without infringing our patent rights. Method of use patents protect the use of a product for the specified method or indication. In the absence of separate composition of matter protection, this type of patent does not prevent a competitor from making and marketing a product that is identical to our product candidates for an indication that is outside methods of use included in our owned or licensed patents. Moreover, even if competitor products are not approved for use in our patented indications, and our competitors do not actively promote their product for indications that are covered by our owned or licensed patents, clinicians may prescribe these competitor products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, such infringement is difficult to prevent or prosecute.

The issued patents we own or license that cover our pharmaceutical product candidates may expire at such a date that such patents may not prevent competitors from developing, making and marketing a product that is identical to our product candidates after expiration of any applicable regulatory exclusivities.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. As a result, the issuance, scope, validity, enforceability, and commercial value of any patent rights are highly uncertain. Our pending and future owned and in-licensed patent applications may not result in patents being issued that protect our technologies or product candidates, effectively prevent others from commercializing our technologies or product candidates or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. The coverage claimed in a patent application can also be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we will be successful in protecting our product candidates by obtaining and defending patents. For example, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. If a third party can establish that we were not the first to make or the first to file for patent protection of such inventions, our owned patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable. As a result, the issuance, inventorship, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our owned or licensed patents and pending patent applications may be challenged in patent offices in the United States and abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our owned or licensed pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO, and our issued patents may be subject to post-grant review proceedings, oppositions, derivations, reexaminations, interferences, inter partes review proceedings, or other similar proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one or more of our owned pending patent applications. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection of our technology and product candidates. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could adversely affect our business, financial condition, results of operations, and prospects.

A third party may also claim that our owned patent rights are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse result in any legal proceeding could put one or more of our owned patents at risk of being invalidated or interpreted narrowly and could allow third parties to commercialize our products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize our technology, products, or product candidates without infringing third-party patent rights.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could adversely affect our business, financial condition, results of operations, and prospects.

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, confidentiality agreements, and trade secret protection to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. We, or any future partners, collaborators, licensors or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position.

It is possible that defects of form in the preparation or filing of our owned or licensed patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our future partners, collaborators, licensees or licensors fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our future partners, collaborators, licensees or licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our owned or licensed patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

We anticipate additional patent applications will be filed both in the United States and in other countries, as appropriate. However, we cannot predict:

•
if additional patent applications covering new technologies related to our product candidates will be filed;
•
if and when patents will issue;
•
the degree and range of protection any issued patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our owned or licensed patents;
•
whether any of our intellectual property will provide any competitive advantage;
•
whether any of our owned or licensed patents that may be issued may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
•
whether or not others will obtain patents claiming aspects similar to those covered by our owned or licensed patents and patent applications; or
•
whether we will need to initiate or defend litigation or administrative proceedings which may be costly regardless of whether we win or lose.

Additionally, we cannot be certain that the claims in our pending and future patent applications covering our product candidates will be considered patentable by the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid or patentable by courts in the United States or foreign countries.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect. Filing, prosecuting, and defending patents on all of our research programs and product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we or our licensors do pursue patent protection, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. In some cases, we or our licensors may not be able to obtain patent protection for certain technology outside the United States. Competitors may use our technologies in jurisdictions where we and our licensors have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These competitor products may compete with our product candidates, and our owned or licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Various companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our owned or licensed patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our or our licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our owned or licensed patents at risk of being invalidated or interpreted narrowly and our owned or licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Various countries outside the United States have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, a patent owner may have limited remedies in certain circumstances, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies and product candidates. While we will endeavor to try to protect our technologies and product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time consuming, expensive, and unpredictable.

In addition, geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our owned or licensed patent applications or those of any future licensors and the maintenance, enforcement, or defense of our issued patents or those of any future licensors. As a result, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Third-party claims of intellectual property infringement, misappropriation, or other violation may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our ability and the ability of our future collaborators to develop, manufacture, market, and sell our product candidates without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may obtain issued claims, including in patents we consider to be unrelated to our products or activities, which block our efforts or may potentially result in our product candidates or our activities infringing such claims.

There is a substantial amount of litigation involving the infringement of patents and other intellectual property rights in the biotechnology and pharmaceutical industries. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights and who allege that our product candidates, uses and/or other proprietary technologies infringe, misappropriate, or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk that our product candidates may give rise to claims of infringement of the patent rights of others increases. Moreover, it is not always clear to industry participants, including us, which patents exist which may be found to cover various types of drugs, products or their methods of use or manufacture. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant product revenue and against whom our owned or licensed patent portfolio may therefore have no deterrent effect. Thus, because of the large number of patents issued and patent applications currently pending in our fields, there may be a risk that third parties may allege they have patent rights which are infringed by our product candidates, technologies or methods.

If a third party alleges that we infringe, misappropriate, or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:

•
infringement and other intellectual property misappropriation which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;
•
substantial damages for infringement or misappropriation, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third-party’s rights, and, if the court finds we have willfully infringed intellectual property rights, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;
•
an injunction prohibiting us from manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party agrees to license its patent rights to us;
•
even if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights protecting our products; and
•
we may be forced to try to redesign our product candidates or processes so they do not infringe third-party intellectual property rights, an undertaking which may not be possible or which may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting preclinical and clinical trials and other development activities in the United States is not considered an act of infringement. If a product candidate is approved by the FDA, a third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. There may be currently pending patent applications which may later result in issued patents that may be infringed by our product candidates. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that third-party patents are valid, enforceable, and infringed, which could adversely affect our ability to commercialize our product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent or find that our product candidates or technology did not infringe any such claims.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may be involved in lawsuits to protect or enforce our owned or licensed patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe, misappropriate, or violate our owned or licensed patents, trademarks, or other intellectual property. To counter infringement, misappropriation, or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our owned or licensed patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, insufficient written description, or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competing products. Any of these occurrences could adversely affect our competitive position, and our business, financial condition, results of operations, and prospects. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, misappropriation, or violation, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement, misappropriation, or violation claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we or one of our current or future licensors initiates legal proceedings against a third party to enforce a patent covering our product candidates, or our other proprietary technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution.

In addition to such counterclaims, third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patent rights in such a way that they no longer cover our product candidates, and any other proprietary or platform technologies we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we or our licensors and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection provided to our product candidates, or other components of our programs, as applicable. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations, and prospects.

Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims. We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications.

No assurance can be given that, if challenged, our owned or licensed patents would be declared by a court or an administrative body to be valid or enforceable.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Our success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining, and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our patents and future issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings.

Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our patents and future issued patents, all of which could adversely affect our business, financial condition, results of operations, and prospects.

After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention.

Consequently, if a third party files a patent application in the USPTO before we file an application covering the same invention, the third party could be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our patents and future issued patents, all of which could adversely affect our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the United States Congress, the United States courts, the USPTO, and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to enforce patents or obtain new patents. We cannot predict how future decisions by the courts, the United States Congress, or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations, and prospects.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a unitary patent system took effect on June 1, 2023. Under the unitary patent system, all European patents, including those issued prior to June 1, 2023, now by default automatically fall under the jurisdiction of a new European Unified Patent Court, or the UPC, for litigation involving such patents. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunctions. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates, or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could adversely affect our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the United States government, such that our future licensors are not the sole and exclusive owners of the patents we may in-licensed. If other third parties have ownership rights or other rights to our future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could adversely affect our competitive position, business, financial condition, results of operations, and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Individuals executing agreements with us may have preexisting or competing obligations to a third party and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could adversely affect our business, financial condition, results of operations, and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope, or expiration of a third-party patent, which might adversely affect our ability to develop and market our product candidates.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe, misappropriate, or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases, and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims, or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use, and sell our product candidates. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain United States applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, product candidates, or the use of our product candidates. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents may result in revived patents, that may be infringed by the manufacture, use, or sale of our technologies or product candidates or will prevent, limit, or otherwise interfere with our ability to make, use, or sell our technologies and product candidates.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent, and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

We cannot provide any assurances that third-party patents and other intellectual property rights do not exist which might be enforced against our product candidates, their respective methods of use, manufacture, and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Patent terms may be inadequate to protect our competitive position on products or product candidates for a sufficient amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products or product candidates are obtained, once the patent life has expired, we may be open to competition from competing products, including generics. Given the amount of time required for the development, testing, and regulatory review of products or new product candidates, patents protecting such products or candidates might expire before or shortly after such products or candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient and continuing rights to exclude others from commercializing products similar or identical to ours.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated as a result of noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned patents and patent applications. We rely on our outside counsel, or third party vendors, to pay these fees due to United States and non-United States patent agencies. The USPTO and various non-United States government patent agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We are also dependent on PARI to take the necessary action to comply with these requirements with respect to the intellectual property licensed under the PARI License Agreement and may be similarly dependent on licensors in the future. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could adversely affect our business, financial condition, results of operations, and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know-how. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future, may require a license from the competitor to use our own know-how, and if the license is not available on commercially-viable terms, then we may not be able to launch our product candidate. Additionally, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. The laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws within the United States. We may need to share our trade secrets and proprietary know-how with current or future partners, collaborators, contractors, and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. Additionally, although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed, whether inadvertently or through intentional acts of current or departing employees, or that competitors will not otherwise gain access to our trade secrets. If any of the employees, consultants or advisors who are parties to these agreements breach or violate the terms of any of these agreements, we may not have adequate remedies for any such breach or violation. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach. If our trade secrets are not adequately protected, our business, financial condition, results of operations, and prospects could be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain names, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations, and prospects.

We may be subject to claims asserting that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Certain of our employees, consultants, or advisors have in the past and may in the future be employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. An inability to incorporate such technologies or features would harm our business and may prevent us from successfully commercializing our technologies or product candidates. In addition, we may lose personnel as a result of such claims and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our technologies or product candidates, which could adversely affect our business, financial condition, results of operations, and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, we or our licensors may in the future be subject to claims by former employees, consultants, or other third parties asserting an ownership right in our owned or licensed patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technologies and product candidates. Such challenges may also result in our inability to develop, manufacture, or commercialize our technologies and product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future technologies and product candidates. Any of the foregoing could adversely affect our business, financial condition, results of operations, and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make products that are similar to ours, but that are not covered by the claims of the patents that we license or may own in the future;
•
if and when patents will issue;
•
we, or our licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that we license or may own in the future;
•
we, or our licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;
•
others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
•
it is possible that our pending owned or licensed patent applications will not lead to issued patents;
•
issued patents that we hold rights to now or in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•
others may have access to the same intellectual property rights licensed to us in the future on a nonexclusive basis;
•
our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•
we may not develop additional proprietary technologies that are patentable;
•
the patents or other intellectual property rights of others may have an adverse effect on our business; or

•
we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Legal and Regulatory Compliance Matters

Our business operations and our relationships with healthcare providers, third-party payors, patients and other parties in the healthcare industry are subject, directly or indirectly, to significant regulation under a broad range of healthcare laws, including fraud and abuse laws. Any action against us for violation of such laws could harm our reputation and require significant resources for defense. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Pharmaceutical manufacturers, and the parties with which such manufacturers interact, are subject to extensive and complex regulation under a broad range of healthcare laws. Such laws, some of which will apply only if and when we have a marketed product, constrain our business operations, including the research and development, manufacturing, distribution, sales and promotion of our product candidates and products, if any are approved in the future, as well as educational and charitable activities. Arrangements with healthcare provider, third-party payors, patients and other parties in the healthcare industry professionals, which may have a significant impact on our business, are regulated by fraud and abuse and other healthcare laws. For more information, see the section titled “Business—Government Regulation—Other U.S. Healthcare Laws and Compliance Requirements.”

Healthcare laws regulating our business activities are broad and any exceptions may be narrow. Requirements may differ across jurisdictions. There may be limited guidance on the interpretation of the laws and their application to our specific activities. Interpretations of these laws by government enforcement agencies and courts are evolving. Efforts to ensure that our business operations will comply with applicable healthcare laws and regulations will involve substantial costs. We will need to develop and implement robust compliance policies and processes to seek to prevent and detect non-compliance and update such policies and processes as our operations and government expectations evolve, which will involve substantial and ongoing costs, and even with such policies and processes we cannot be certain to prevent non-compliance.

Given the broad scope, limited guidance and evolving government interpretations, our business activities may nonetheless potentially be subject to challenge under these healthcare laws despite efforts to ensure compliance. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Such an action could also harm our reputation and adversely affect our business as a result. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in federal and state funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, diminished profits and future earnings, reputational harm, and the curtailment or restructuring of our operations, any of which could harm our business.

Even if we obtain regulatory approvals for our product candidates or any future product candidates, they will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approvals for our product candidates or any future product candidates, such product candidates, once approved, will be subject to ongoing regulatory requirements applicable to manufacturing, labeling, packaging, storage, advertising, promoting, sampling, record-keeping and post-marketing activities, among other things. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval. Manufacturers of approved products and their facilities are subject to continual review and periodic and unannounced inspections by the FDA, EMA and other regulatory authorities for compliance with cGMP regulations and standards. Any regulatory approvals that we receive for our product candidates or any future product candidates may also be subject to a REMS, limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or requirements that we conduct potentially costly post-marketing testing, including additional trials and heightened surveillance to monitor the quality, safety and efficacy of the drug. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval. We will further be required to promptly report any serious and unexpected adverse drug experiences and certain quality or production problems with our products to regulatory authorities along with other periodic reports.

Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to ensure compliance. We will also have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drug products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we will not be allowed to promote our products for indications or uses for which they do not have approval, commonly known as off-label promotion. Physicians, on the other hand, may prescribe products for off-label uses. Although the FDA, EMA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies, including their sales force, with respect to off-label uses of products for which marketing approval has not been issued. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The holder of an approved NDA must submit new or supplemental applications and obtain prior approval for certain changes to the approved product, product labeling, or manufacturing process. A company that is found to have improperly promoted off-label uses of their products may be subject to significant civil, criminal and administrative penalties.

In addition, drug manufacturers are subject to payment of annual fees and continual review and periodic inspections by the FDA, EMA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with any product, if approved, such as adverse experiences of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requesting revisions to the approved labeling to add new safety information, imposing of post-market studies or clinical trials to assess new safety risks or imposing distribution restrictions or other restrictions under a REMS program, requesting a recall or requiring withdrawal of the product from the market or suspension of manufacturing. If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory authority may:

•
issue an untitled letter or warning letter asserting that we are in violation of the law;
•
seek an injunction or impose administrative, civil or criminal penalties or monetary fines, disgorgement or profits or revenue, warning letters or adverse publicity requirements;
•
suspend or withdraw regulatory approvals;
•
restrict product distribution or use, including full or partial holds on any ongoing or planned clinical trials;

•
refuse to approve a pending NDA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;
•
restrict the marketing or manufacturing of the drug;
•
seize or detain the drug or otherwise require the withdrawal of the drug from the market;
•
refuse to permit the import or export of product candidates; or
•
refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and harm our business, financial condition, results of operations and prospects.

Healthcare and other reform initiatives may have an adverse impact on our business and results of operations.

In the U.S. and some foreign jurisdictions, there have been and continue to be ongoing efforts to implement legislative and regulatory changes regarding the healthcare system. Such changes could prevent or delay marketing approval of any product candidates that we may develop; restrict or regulate post-approval activities; and affect our ability to profitably sell any product candidates for which we obtain marketing approval. These reform efforts may result in more rigorous coverage criteria, additional downward pressure on the price that we, or our future collaborators, may receive for any approved products, or in other consequences that may adversely affect our ability to achieve or maintain profitability. For more information, see the section titled “Business—Government Regulation—Healthcare Reform.”

There is no assurance that federal or state healthcare reform will not adversely affect our future business and financial results. The implementation of healthcare reform measures, including drug price negotiation programs, pricing transparency requirements, and state-level pricing controls, could significantly reduce the prices we are able to charge for any approved products, limit our commercial opportunities, or impose substantial compliance costs. We may be required to provide significant discounts or rebates, participate in government price negotiation programs on unfavorable terms, or face restrictions on product access that limit our ability to commercialize our products successfully. Additionally, implementation by third party payors of policies and practices to limit coverage, manage utilization, reduce payment of drug products could adversely affect our ability to sell our products profitably. The effect of these pricing pressures and access restrictions may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

Further, we cannot predict the likelihood, nature, or extent of healthcare reform initiatives that may arise from future legislation or administrative action, which could impose additional restrictions or costs on our business that we have not anticipated.

General legislative cost control measures may also affect reimbursement for our product candidates. The Budget Control Act, for example, resulted in the imposition of reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect into 2032 unless additional Congressional action is taken. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our ability to obtain adequate reimbursement for any approved products and on our results of operations.

Risks Related to the Commercialization of Our Product Candidates

We face substantial competition and we may not be able to compete successfully in this environment.

We face significant competition in an environment of rapid change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer or more advanced or effective than ours, or that we are unable to compete with existing entities that have made substantial investment into novel treatments for disease, which may harm our financial condition and our ability to successfully market or commercialize any product candidates we may develop. The development and commercialization of new drug products is highly competitive. We will face competition with respect to our product candidates and any product candidates that we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent or other intellectual property protection and establish collaborative arrangements for research, development, manufacturing and commercialization. There are larger pharmaceuticals that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we have research programs. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, while others are based on entirely different approaches. For more information, see “Business–Competition.” Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future that are approved to treat the same diseases for which we may obtain approval for any product candidates we may develop.

Many of our current or potential competitors, either alone or with their collaboration partners, may have significantly greater financial resources and expertise in research and development, manufacturing, conducting preclinical studies and clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize product candidates that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any product candidates that we may develop or that would render any product candidates that we may develop obsolete or non-competitive. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing any product candidates we may develop against competitors.

In addition, as a result of the expiration or successful challenge of our patent or other intellectual property rights, we could face risks relating to our ability to successfully prevent or delay launch of competitors’ products. The availability of our competitors’ products could limit the demand and the price we are able to charge for any product candidates that we may develop and commercialize. The biotechnology and pharmaceutical industries are characterized by rapid advances, intense competition and a strong emphasis on proprietary and novel products and product candidates. We face competition with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from many different sources, including major pharmaceutical and biotechnology companies, academic institutions, governmental agencies, consortiums and public and private research institutions.

Even if any of our product candidates receive marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. There is currently a well-established oral standard of care for PF: pirfenidone (ESBRIET®, marketed by Legacy Pharma Inc. in the U.S. and Genentech/Roche globally), nintedanib (OFEV®, marketed by Boehringer Ingelheim), and nerandomilast (JASCAYD®, initially marketed by Boehringer Ingelheim) with which physicians, PF patients and payors are very familiar and for which an established benefit-risk profile exists. Even if our product candidates are successful in registrational clinical trials, they may not be successful in displacing the current standard of care if we are unable to demonstrate competitive efficacy, safety, ease of administration and/or cost-effectiveness. For example, physicians may be reluctant or unwilling to take their patients off their current medication, and switch their treatment regimen to our product candidates or add-on our product to their treatment regimen, if approved, if the current medication is effective. Further, patients often acclimate to the treatment regimen that they are currently taking and may not want to switch or add-on unless recommended to do so by their physician for clinical reasons or required to do so due to lack of coverage and adequate reimbursement. Even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA, EMA and other regulators and receive approval, concerns in the medical community related to the comparative efficacy or side effect profile of our products may hinder market acceptance and uptake.

Efforts to educate the medical community and third-party payors regarding the benefits of our product candidates, if approved, may require significant resources, including management time and financial resources, and may not be successful. If our product candidates do not achieve an adequate level of market acceptance, we may not generate significant revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•
the efficacy, safety and potential advantages compared to alternative treatments;
•
whether a product candidate is approved, if ever, as an add-on to standard of care or as part of a proprietary combination therapy;
•
the prevalence and severity of any side effects;
•
our ability to offer our products at competitive prices;
•
the convenience and ease of administration compared to alternative treatments;
•
product labeling or product insert requirements of the FDA or comparable foreign regulatory authorities, including any limitations or warnings contained in a product’s approved labeling, including any boxed warning;
•
the product’s acceptance into current standard of care treatment algorithms by medical societies that could affect payor and physician uptake;
•
the impact of the combination of our product candidates with a drug delivery device on cost of treatment with our products or the convenience for patients, if approved;
•
the effectiveness of sales and marketing efforts, and the strength of sales, marketing and distribution support;
•
the availability of third-party coverage and adequate reimbursement for any product candidates, once approved;
•
the willingness of the target patient population to try, and of physicians to prescribe, the product;
•
any restrictions on the use of our products together with other medications; and
•
potential product liability claims and unfavorable publicity related to our products.

Any failure by one or more of our product candidates that obtains regulatory approvals to achieve market acceptance or commercial success would adversely affect our business prospects.

Due to the significant resources required for the development of our pipeline, and depending on our ability to access capital, we must prioritize the development of certain product candidates over others. Moreover, we may fail to expend our limited resources on product candidates or indications that may have been more profitable or for which there is a greater likelihood of success.

Due to the significant resources required for the development of our product candidates, we must decide which product candidates and indications to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates, therapeutic areas or indications may not lead to the development of viable commercial products and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of either lead product candidate, or any of our other current or future product candidates, or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially and adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

We owe royalty payments to a third party pursuant to the terms of a confidential settlement agreement.

Pursuant to the terms of a confidential settlement agreement, for a period beginning upon first commercial sale and ending on the later of the expiration of the last to expire patent right or twenty years after such first commercial sale, we are obligated to pay a third party royalties in the amount of 0.25% of net sales on any pirfenidone product, including AP01, and 0.5% of net sales of any nintedanib product, including AP02, although the agreement specifically excludes any percentage of net sales on AP03 as a combination product. The payment of the royalties will impact our future revenue and may make it more difficult to engage in collaborations, licenses or the acquisition of certain product candidates, and may result in us ceasing to develop certain product candidates or all of our product candidates if we determine that it will not be financially profitable to do so.

We currently have no commercial marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our product candidates ultimately receives regulatory approval, we expect to establish a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming. We have no prior experience as a company in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may also choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

The success of our product candidates or any future product candidate will depend significantly on coverage and adequate reimbursement by third party payors or the willingness of patients to pay for these products if not covered.

We believe that for any product candidates which may be approved, our success depends on obtaining and maintaining coverage and adequate reimbursement for such products for their respective approved indications, and the extent to which patients will be willing to pay out-of-pocket for such products in the absence of reimbursement for all or part of the cost. Accordingly, we will need to establish a coverage and reimbursement strategy for any approved product candidate. In the U.S. and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Government and private third-party payors decide which products they will cover and establish reimbursement levels. Coverage and reimbursement varies among third party payors and new products face significant challenges in obtaining and maintaining coverage and adequate reimbursement, particularly if approved for indications with established treatments already on the market. For more information, see the section titled “Business—Government Regulation—Coverage and Reimbursement.”

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage for certain products, managing utilization of covered products and restricting the amount of reimbursement for covered products. Within the U.S., net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or requested by private payors in exchange for favorable coverage. The process of obtaining coverage and reimbursement determinations from third-party payors can be lengthy, unpredictable, and costly, with no guarantee of success. Even if we obtain favorable coverage decisions, payors may subsequently revise their policies in ways that adversely affect our products. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition. For more information, see the section titled “Business—Government Regulation—Healthcare Reform.”

There can be no assurance that our product candidates, even if they are approved for sale in the U.S. or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, or that coverage and an adequate level of reimbursement will be available or that third-party payors’ reimbursement policies will not adversely affect our ability to sell our product candidates profitably.

The market for our product candidates may be smaller than we estimate.

Our estimates of the potential market opportunity for our product candidates include several key assumptions, based on our industry knowledge, industry publications and third-party research reports. These assumptions include the number of patients who have PF, as well as the estimated reimbursement levels for each product candidate, if approved. While we believe our assumptions and the data underlying our estimates are reasonable, and believe that the assumptions and data underlying the estimates of third-party led market research are similarly reasonable and accurate, we have not independently verified the accuracy of the third-party data on which we have based our assumptions and estimates, and these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, including as a result of factors outside our control, thereby reducing the predictive accuracy of these underlying factors. Further, new studies may change the estimated incidence or prevalence of these diseases, and the potentially addressable patient population for our product candidates may not ultimately be amenable to treatment with our product candidates. If the actual market for any product candidates we may develop is smaller than we estimate, our revenues, if any, may be limited and it may be more difficult for us to achieve or maintain profitability.

Clinical trial and product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

We face an inherent risk of clinical trial and product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop, especially if our products are prescribed for off-label uses (even if we do not promote such uses). For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale.

Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•
decreased demand for any product candidates that we may develop;
•
termination of clinical trials;
•
injury to our reputation and significant negative media attention;
•
withdrawal of clinical trial participants;
•
significant costs to defend the related litigation;
•
substantial monetary awards paid to trial participants or patients;
•
product recalls, withdrawals or labeling, marketing or promotional restrictions;
•
loss of revenue;
•
reduced resources of our management to pursue our business strategy;
•
the inability to commercialize any products that we may develop; and
•
a decline in our stock price.

Although we maintain clinical trial liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval on any current or potential product candidates, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Business Operations, Employee Matters and Managing Our Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. Each of our executive officers may currently terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

The loss of the services of our executive officers or other key employees could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approvals of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Further, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein.

We may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2025, we had 50 full-time employees, including 31 who were engaged in research and development activities. As we continue to build our organization and execute on our strategy, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management, business, and development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage our growth effectively.

Our business could be affected by litigation, government investigations and enforcement actions.

We currently operate and plan to operate in a highly regulated industry and we could now or in the future be subject to litigation, government investigation and enforcement actions on a variety of matters in the U.S. or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations. Even if such a proceeding, investigation or enforcement action is ultimately decided in our favor, the investigation and defense thereof could require substantial financial and management resources and cause reputational harm.

Inadequate funding for the FDA, the Securities and Exchange Commission and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. In addition, government funding of the Securities and Exchange Commission, or the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. If another prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates FDA or other comparable regulatory authority regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA or other comparable regulatory authority, manufacturing standards, foreign, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud and abuse, such as the payment of kickbacks in return for business. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use or misrepresentation of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations. Any of these could adversely affect our ability to operate our business and our results of operations.

If our third-party manufacturers or suppliers do not comply with laws regulating the protection of the environment and health and human safety, our business could be affected adversely.

We and any CDMOs and suppliers we engage are subject to numerous federal, state and local environmental, health, and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Manufacturing operations for our product candidates involve the use of hazardous and flammable materials, including chemicals and biological materials. These operations also produce hazardous waste products. We or the manufacturers we contract with generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from the use of hazardous materials by us or by one of our third party-manufacturers, we could be held liable for any resulting damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. We and our third-party manufacturers and suppliers cannot eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities.

In addition, we and our third-party manufacturers and suppliers may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which may increase the cost of their services to us. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities for us or our third-party manufacturers and suppliers, or adversely impact our supply chain or reputation, which could in turn materially adversely affect our business, financial condition, results of operations and prospects.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employment directors’ and officers’ and employment practices insurance, however, we may not be able to maintain adequate levels of insurance coverage in the future. Further, an insurance carrier may seek to cancel or deny coverage after a claim has occurred.

We may engage in strategic transactions that could increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, subject us to other risks, adversely affect our liquidity, increase our expenses, present significant distractions to our management and harm our financial condition and results of operations.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and strategic partnerships or out-licensing or in-licensing of intellectual property, product candidates or products. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any licensed assets that we may acquire rights to in the future may disrupt our existing business, may cause delays related to the integration of any licensed or acquired assets, and may be a complex, risky and costly endeavor for which we may never realize the full benefits. Furthermore, we may experience losses related to our entry into any licensing or partnerships, including as a result of failure to realize expected benefits or the materialization of unexpected liabilities or risks, which could have a material negative effect on our results of operations and financial condition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations and the operations of our suppliers, CROs, CDMOs and clinical sites could be subject to earthquakes, power shortages, telecommunications or infrastructure failures, cybersecurity incidents, physical security breaches, water shortages, floods, hurricanes, typhoons, blizzards, and other extreme weather conditions, fires, public health pandemics or epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We rely or expect to rely on third-party manufacturers or suppliers to produce our product candidates and their components and on CROs and clinical sites to conduct our clinical trials, and do not currently have a redundant source of supply for all components of our product candidates. Our ability to obtain clinical or, if approved, commercial, supplies of our product candidates or any future product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption, and our ability to commence, conduct or complete our clinical trials in a timely manner could be similarly adversely affected by any of the foregoing. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Risks Related to This Offering, Ownership of Our Common Stock and Our Status as a Public Company

There has been no prior public market for our common stock. An active trading market for our common stock may not develop or be sustained.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters and may vary from the price of our common stock after the closing of this offering. An active trading market for our shares may never develop or, if it does develop, be sustained following this offering. If an active market for our common stock does not develop or is not sustained, the value of your shares may be impaired, and it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all. An inactive market may also impair our ability to raise capital by selling shares, which in turn could materially adversely affect our business.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including:

•
the timing and success or failure of clinical trials for our product candidates or competing product candidates or any other change in the competitive landscape of our industry;
•
our ability to successfully recruit and retain subjects for clinical trials and any delays caused by difficulties in such efforts;
•
the timing and cost of, and level of investment in, research, development, regulatory approvals and commercialization activities relating to our product candidates, which may change from time to time;
•
the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;
•
expenditures that we may incur to acquire, develop or commercialize additional product candidates;

•
the level of demand and the indication for any approved products, which may vary significantly;
•
the risk/benefit profile, cost, coverage, and reimbursement policies with respect to our product candidates, if approved, and existing and potential future drugs that compete with our product candidates;
•
the recruitment or departure of key personnel;
•
changes in the structure of healthcare payment systems;
•
the timing and amount of any milestone, royalty or other payments payable by us or due to us under any collaboration, licensing or other agreements; and
•
general market and economic conditions, including market conditions in the pharmaceutical and biotechnology sectors.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even if we have met any previously publicly stated revenue or earnings guidance.

The trading price of the shares of our common stock may be volatile, and purchasers of our common stock could lose all or part of their investment.

The market price for our stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. These factors include:

•
the commencement, enrollment or results of our current or future clinical trials of our product candidates;
•
adverse results from, delays in, suspension or termination of current or future clinical trials or preclinical studies of our product candidates, or any delay in advancing a clinical candidate;
•
the success of competitive products gaining approvals or announcements by current and future competitors of their product development efforts;
•
any delay in our regulatory filings for our product candidates or any other product candidate we may develop, and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings;
•
adverse regulatory decisions, including the failure to authorize or approve the conduct of one or more clinical trials of our product candidates, the failure to receive regulatory approvals of our product candidates, or the failure of a regulatory authority to accept data from clinical trials conducted in other countries;
•
the reporting of unfavorable preclinical or clinical results;
•
our success or failure to identify, develop, acquire or license additional product candidates;

•
the degree and rate of physician and market adoption of any of our current and future product candidates, if successfully developed and approved;
•
manufacturing, supply or distribution delays or shortages, including our inability to obtain adequate supply of drug product, drug substance, raw materials or any commercially available product to be used in our clinical trials, at acceptable prices, or at all;
•
developments or disputes concerning patent applications, issued patents or other proprietary rights;
•
unanticipated serious safety concerns related to the use of our product candidates or any other product candidate;
•
our cash position, and any changes in financial estimates by us or by any equity research analysts who might cover our stock;
•
changes in our capital structure, such as future issuances of securities and the incurrence of additional debt;
•
conditions or trends in our industry;
•
investors’ general perception of our company and our business;
•
our ability to effectively manage our growth;
•
overall performance of the equity markets;
•
changes in the market valuations and stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;
•
publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•
announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, capital commitments or divestitures;
•
third-party publications and discussions about our business on social media, forums and other websites;
•
recruitment or departure of key personnel;
•
trading volume of our common stock;
•
sales of common stock by us or our stockholders in the future;
•
disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our product candidates;
•
significant lawsuits, including patent or stockholder litigation;
•
changes in the structure of healthcare payment systems;
•
changes in accounting standards, policies, guidelines, interpretations or principles;
•
regulatory or legal developments in the U.S. and foreign countries;
•
general political and economic conditions; and
•
other events or factors, many of which are beyond our control.

The stock market in general, and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the risks described in this section, or any of a broad range of other risks, could have a material adverse impact on the market price of our common stock. In the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted, could result in substantial costs and divert management’s attention and resources.

We may not be able to satisfy listing requirements of Nasdaq or obtain or maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, our common stock may be delisted. If we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after the completion of this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, you will experience immediate dilution of $ per share, representing the difference between our pro forma as adjusted net tangible book value per share as of December 31, 2025 and the initial public offering price. For a further description of the dilution that you will face immediately after this offering, see “Dilution.”

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly and impair our ability to raise adequate capital through the sale of additional equity or equity-linked securities.

Upon the closing of this offering, we will have shares of common stock outstanding (or shares if the underwriters exercise their option to purchase additional shares from us in full), based on the number of shares outstanding as of December 31, 2025 and after giving effect to the automatic conversion of our redeemable convertible preferred stock outstanding immediately prior to this offering into shares of our common stock. Of these, the shares sold in this offering will be freely tradable immediately after this offering and substantially all of the additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between our directors, officers, substantially all of our stockholders and the underwriters. The foregoing agreements are subject to certain limited exceptions, and Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C. may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market. See “Underwriting.”

In addition, promptly following the effectiveness of the registration statement of which this prospectus forms a part, we intend to file one or more registration statements on Form S-8 under the Securities Act of 1933, as amended, or the Securities Act, registering the issuance of shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.

Additionally, after this offering, the holders of an aggregate of shares of our common stock, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

Provisions in our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, and amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, may significantly reduce the value of our shares to a potential acquirer or make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to shares of preferred stock and may fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change of control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

•
only one of our three classes of directors will be elected each year;
•
stockholders will not be entitled to remove directors other than by a two-thirds (2/3) vote and only for cause;
•
stockholders will not be permitted to take actions by written consent;
•
stockholders cannot call a special meeting of stockholders; and
•
stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Following the completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will beneficially own approximately % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options and without giving effect to (i) any potential purchases by such persons in this offering or (ii) issuance of options to be granted to certain of our employees and non-employee directors upon pricing of this offering). As a result, these persons, acting together, would be able to control all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

Participation in this offering by our existing stockholders and their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and principal stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

We will have broad discretion over the use of proceeds from this offering, including for any purposes described under “Use of Proceeds.” We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments to fund the continued development of AP01 and AP02, our two clinical stage programs, and AP03, our preclinical stage program. See the section titled “Use of Proceeds” for additional information. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment and the failure by our management to apply these funds effectively could harm our business. Our failure to apply the net proceeds from this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation of our common stock, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our common stock to provide dividend income. We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Our bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part will designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Pursuant to our amended and restated bylaws that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, or DGCL, our fourth amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, the respective rules and regulations promulgated thereunder or the Federal Forum Provision. In addition, our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court and other state courts have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

General Risk Factors

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, or fail, we could experience adverse consequences resulting from such compromise, or failure, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely, process, collect, receive, store, use, transfer, protect, secure, dispose of, transmit, and share collectively referred to as processing, data and information, including proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property and trade secrets, collectively referred to as sensitive information. The secure processing, maintenance and transmission of sensitive information is critical to our operations. Despite our security measures, our information technology and infrastructure, and that of the third parties upon which we rely, may be vulnerable to attacks by hackers or other third parties or breaches due to employee error, malfeasance or other disruptions.

Cyber-attacks, malicious internet-based activity, online and offline fraud, security breaches and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities.

These risks, as well as the number and frequency of cybersecurity events globally, may also be heightened during times of war or other major conflicts. We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing attacks), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software, or hardware failures, loss of data or other information technology assets, adware, electrical and telecommunications failures, earthquakes, fires, floods, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm and diversion of funds.

We have a hybrid in-office/remote work environment, which, like other companies that have incorporated remote working, has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We currently rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, employee email, and other functions. We also currently rely on commercially available tools from third-party service providers to process and safeguard our sensitive information and business data. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Although, to our knowledge, we have not experienced any material security breach to date, we have experienced and may continue to experience threats or system failures which could cause a security incident or other interruption that could result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. We have not yet conducted any internal audits or penetration tests on our information technology systems, however, we have enlisted a third-party to conduct security audits or penetration tests on our behalf, and such testing will be undertaken in the first half of . Such assessments, when conducted, could indicate vulnerabilities in our information technology systems which we may not be able to effectively remediate. If a security incident were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approvals efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption, security breach, or other incident results in a loss of or damage to our data or applications, other data or applications relating to our technology, or our current or future product candidates, we could incur liabilities and the further development of our current or future product candidates could be compromised or delayed. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents.

Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures have been or will be effective. Additionally, certain federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular categories of personally identifiable information, which could result from breaches experienced by us or the third parties upon whom we rely. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

We may not be able to detect and remediate vulnerabilities in our information technology systems because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. It is not possible to prevent all threats to our information technology systems and those of our third-party service providers, over which we exert less control, and any controls we implement to do so may prove to be ineffective.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause delays or disruptions in our clinical trials and development of product candidates, deter customers from using our products, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. In addition to experiencing a security incident, third parties may gather, collect or infer sensitive information about us from public sources, data brokers or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

We are subject to stringent and evolving U.S. laws and regulations and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations, reputational harm, loss of revenue or profits, and other adverse business consequences.

In the ordinary course of business, we and the third parties on which we rely process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about clinical trial participants and sensitive third-party data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

The legislative and regulatory framework for the processing of personal data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In the U.S., there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure, transfer, security and processing of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to HIPAA, which imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. Depending on the facts and circumstances, we could be subject to criminal penalties under certain privacy laws, including under HIPAA, for example, if we knowingly obtain, use or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

At the state level, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording individuals certain rights concerning their personal data. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. Furthermore, other states have proposed or enacted legislation that is focused on more narrow aspects of privacy. For example, a number of states have passed laws that protect biometric information and a smaller number of states have passed or are considering laws that are specifically focused upon health privacy, such as Washington’s My Health My Data Act. The My Health My Data Act imposes new state restrictions and requirements on the processing and sale of consumer health data and creates a private right of action. In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our collaborators or third-party service providers. The effects of state and federal privacy laws are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.

Outside the U.S., an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, in our clinical trials in Europe and/or the UK, our processing of personal data is subject to the European Union’s General Data Protection Regulation, EU GDPR, and/or the United Kingdom’s so-called “UK GDPR”, together, the GDPR. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that are subject to it, including relating to having a legal basis for processing personal data, relating to the processing of sensitive data (such as health data), obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, notification of data breaches, requiring data protection impact assessments for high risk processing and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union and the UK, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million (£17.5 million) or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the U.S. or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area, or EEA, and the United Kingdom, or UK, have significantly restricted the transfer of personal data to the U.S. and other countries whose privacy laws it considers inadequate. Other jurisdictions may adopt similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the U.S. in compliance with law, such as the EEA’s standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the U.S. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the U.S., or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the U.S., are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

Through executive and legislative action, the U.S. federal government has also taken steps to restrict data transactions involving persons affiliated with countries of concern such as China and Russia. For example, Executive Order 14117 on "Preventing Access to Americans' Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern" as implemented by Department of Justice regulations (issued in December 2024, with the final rule effective April 2025) prohibits data brokerage transactions involving certain sensitive personal data categories to countries of concern. The regulations also restrict certain investment agreements, employment agreements and vendor agreements involving such data and countries of concern, absent specified cybersecurity controls. Actual or alleged violations of these regulations may be punishable by criminal and/or civil sanctions. The evolving complexity of privacy and data security legislation in the U.S. may complicate our compliance efforts and further increase our risk of regulatory enforcement, penalties and litigation.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. If any privacy policies, marketing materials and other statements regarding data privacy and security that we publish are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, including the Federal Trade Commission, or other adverse consequences.

Laws and regulations related to privacy, data protection and security are continuing to evolve and are becoming increasingly stringent. Additionally, these laws may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions, creating uncertainty. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to the ways in which we collect and process data, our information technologies, systems and to exercise greater oversight and control over third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties we rely on fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we may face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials and development of product candidates); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Our use of new and evolving technologies, such as AI, may present risks and challenges that can impact our business, including by posing cybersecurity and other risks to our confidential and/or proprietary information, including personal information, and as a result we may be exposed to reputational harm and liability

The use of artificial intelligence in our operations and products may introduce new cybersecurity and data privacy risks, including vulnerabilities in artificial intelligence algorithms, unauthorized data access, unintended bias in automated decision-making, potential for artificial intelligence systems to process or generate personal data in ways that violate data privacy regulations, inadvertent exposure of confidential business information or trade secrets, and potential liability for discriminatory outcomes from artificial intelligence systems. In addition, if we enable or use solutions that draw controversy due to perceived or actual negative societal impact or otherwise cause harm, we may experience brand or reputational harm, competitive harm, legal liability, and defensive costs and expenses. These artificial intelligence-related risks may be difficult to detect, prevent, or remediate, and could result in regulatory investigations, fines, litigation, reputational damage, and increased compliance costs as well as impact our financial condition and results of operations.

A growing number of lawmakers are adopting laws and regulations addressing, and have focused enforcement efforts on, the development and adoption of AI technologies and use of such technologies in compliance with ethical standards and societal expectations. In the U.S., several states have passed laws to regulate various uses of AI, including to make consequential decisions, among other requirements, that were set to take effect in 2026. In addition, it is possible that U.S. states and the federal government will adopt new laws and regulations in the near future, and that existing laws and regulations may be interpreted in ways that would affect our business and the ways in which we and our customers use our AI technologies. The Executive Order on Ensuring a National Policy Framework for Artificial Intelligence, which was signed on December 11, 2025, raises significant questions regarding the future of these state laws and it is likely that companies making use of AI technologies will face a uncertain legal framework for the near future,

Outside the U.S., lawmaking and regulation relating to AI is proceeding at a similar pace. In Europe, for example, the EU’s Artificial Intelligence Act, or AI Act, entered into force on August 1, 2024 and, with some exceptions, will begin to apply as of August 2, 2026. This legislation imposes significant obligations on providers and deployers of high-risk AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. As we continue to develop and use AI systems that are governed by the AI Act or other emerging regulations, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific ethical, accountability, and administrative requirements, some of which may increase our costs and compliance obligations. Further, potential government regulation related to AI use and ethics may also increase the cost of research and development in this area, and failure to properly remediate AI usage or ethics issues may cause public confidence in AI to be undermined, which could slow adoption of AI in our products and services.

The rapid evolution of AI technologies and the applicable regulatory frameworks governing AI will require the application of significant resources to design, develop, test and maintain such systems to help ensure that AI is implemented in a legally compliant and socially responsible manner and to minimize any real or perceived unintended harmful impacts of the use of such technologies. The use of certain AI technologies can also give rise to intellectual property risks, including by disclosing or otherwise compromising our confidential or proprietary intellectual property, or by undermining our ability to assert or defend ownership rights in intellectual property created with the assistance of AI tools. Our vendors may also incorporate AI tools into their offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including through the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

We are subject to governmental export and import controls, economic sanctions, anti-corruption laws and regulations of the U.S. and other jurisdictions. We can face criminal liability and other serious consequences for violations of these laws and regulations, which could harm our business.

We are subject to and required to comply with various export control, import and trade and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These laws may prohibit or restrict our ability to transfer, sell or supply, our products to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions or an embargo.

We are also subject to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws, including the FCPA, generally prohibit companies and their employees, agents, CROs, contractors and other partners from offering, promising, giving, soliciting or authorizing others to give or receive anything of value, either directly or indirectly, to or from a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

If we fail to maintain an effective system of internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the stock market on which our common stock is listed. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

Commencing with our second annual report on Form 10-K for the fiscal year ending December 31, , we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. In addition, when we lose our status as an “emerging growth company” and if we do not otherwise qualify as a “non-accelerated filer,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting, which will require additional expense, resources and management commitment.

We may identify material weaknesses in our system of internal controls over financial reporting that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate consolidated financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We might not be able to utilize a significant portion of our net operating loss carryforwards, which could harm our profitability.

We have generated, and expect to continue to generate, significant federal and state net operating loss, or NOL, carryforwards. As of December 31, 2025, we had federal and state net operating loss carryforwards of $ million and $ million, respectively. Under current tax laws and regulations, these NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, federal NOLs incurred in taxable years beginning after December 31, 2017 generally may be carried forward indefinitely, but the deductibility of such federal NOLs is limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by one or more “5 percent shareholders” over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs equal to the value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments). We may have experienced ownership changes in the past and may experience ownership changes as a result of this offering and/or subsequent shifts in our stock ownership (some of which are outside our control). There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs by federal or state taxing authorities or other unforeseen reasons, portions of our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities. As a result, our ability to use our pre-change NOLs and tax credits to offset future taxable income, if any, or taxes could be subject to limitations. Similar provisions of state tax law may also apply. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and tax credits.

Changes in tax law could adversely affect our business and financial condition.

U.S. federal, state, local, and foreign tax laws, regulations and administrative guidance are subject to change as a result of the legislative process and review and interpretation by the U.S. Internal Revenue Service, or IRS, the U.S. Treasury Department and other taxing authorities. Changes to tax laws (which changes may have retroactive application), including with respect to net operating losses and research and development tax credits, could adversely affect us or holders of our common stock. For example, on July 4, 2025, President Donald Trump signed the One Big Beautiful Bill Act into law. Key tax provisions included the restoration of 100% bonus depreciation for certain qualified property, immediate expensing for domestic research and experimental expenditures and the ability to make elective adjustments for prior years, changes to the Section 163(j) interest limitations and updates to net CFC tested income (formerly GILTI) and FDII rules. In recent years, many other similar changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, financial condition, results of operations, or cash flow. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

We are eligible to be treated as an “emerging growth company” and a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•
not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting; providing only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor's report on the financial statements;
•
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•
not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means, among other conditions, that the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies, and we expect to rely on this exemption. Even after we no longer qualify as an emerging growth company, we may, under certain circumstances, still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will incur increased costs and demands upon management as a result of being a public company.

As a public company, we will incur significant additional legal, accounting and other costs that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and certain corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will increase our net loss, and may require us to reduce costs in other areas of our business.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our operations could be adversely affected by general conditions in the global economy and in the global financial markets and uncertainty about economic stability. The global economy and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, inflation, declines in economic growth, global supply chain disruptions, and uncertainty about economic stability. The global economy and financial markets may also be adversely affected by the current or anticipated impact of military conflict, terrorism or other geopolitical events, including the ongoing war in Ukraine and the increasingly strained relationship between the U.S. and China. Sanctions or tariffs imposed by the U.S. and other countries in response to such conflicts may adversely impact the financial markets and the global economy, and the economic countermeasures by the affected countries or others could exacerbate market and economic instability.

There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for any product candidates we may develop and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. If the equity and credit markets deteriorate, it may make any necessary equity or debt financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could impair our ability to achieve our growth strategy, could harm our financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that our current or future service providers, manufacturers or other collaborators may not survive such difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We may become involved in litigation that could divert management’s attention and harm our business, and insurance coverage may not be sufficient to cover all costs and damages.

We have in the past and may in the future be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal data, contractual relations with collaborators and licensors and intellectual property rights. For example, on June 1, 2017, Genoa, a QoL Healthcare Company, LLC filed a lawsuit against us for trademark infringement which resulted in our company changing its name to the current name. Additionally, from November 2020 through July 2024, Avalyn was involved in a dispute on matters related to a Stock Purchase Agreement that concluded in a confidential settlement agreement. We may be exposed to similar litigation even if no wrongdoing on our part has occurred. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows, and we may not have insurance coverage for such claims or our insurance coverage may not adequately cover all costs and damages related to such claims. Moreover, adverse publicity about legal action against us could damage our reputation and brand image, even if the legal action is unfounded or not material to our operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of preclinical studies, clinical trials, research and development costs, regulatory approvals, commercial strategy, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•
the initiation, timing, progress and results of our current and future research and development programs, preclinical studies and clinical trials;
•
our ability to successfully complete our clinical trials;
•
our ability to advance any product candidates that we may identify and successfully complete any clinical studies, including the manufacture of any such product candidates;
•
our ability to quickly leverage programs within our target indications and to progress additional programs to further develop our pipeline;
•
the prevalence of certain diseases and conditions we intend to treat and the size of the market opportunity for our product candidates;
•
estimates of the number of patients with certain diseases and conditions we intend to treat and the number of patients that we will enroll in our clinical trials;
•
the likelihood of our clinical trials demonstrating safety and efficacy of our product candidates;
•
the timing of our investigational new drug application, or IND, submissions;
•
the implementation of our strategic plans for our business, programs and technology;
•
the scope of protection we are able to establish and maintain for intellectual property rights;
•
developments related to our competitors and our industry;
•
the success of competing therapies that are or may become available;
•
our ability to leverage the clinical, regulatory, and manufacturing advancements to accelerate our clinical trials and approval of product candidates;
•
our ability to meet future regulatory standards with respect to our product candidates, if approved;
•
our ability to identify and enter into future license agreements and collaborations;
•
our reliance on third parties to conduct clinical trials of our product candidates;
•
our reliance on third parties for the manufacture of our product candidates and our device related thereto;
•
regulatory developments in the United States and foreign countries;
•
our commercialization, marketing and manufacturing capabilities;
•
our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act or a smaller reporting company;

•
our ability to attract and retain key scientific and management personnel; and
•
our anticipated cash runway, use of proceeds from this offering, our financial performance, estimates of our expenses, capital requirements, and needs for additional financing.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures or investments that we may make or enter into.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $    million (or approximately $    million if the underwriters exercise their option to purchase additional shares of our common stock in full) based on an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $    million, assuming the assumed initial public offering price of $    per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock and thereby facilitate future access to the public equity markets, increase our visibility in the marketplace, and obtain additional capital to support our operations. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, as follows:

•
approximately $ million to advance development of AP01 through and ;
•
approximately $ million to advance development of AP02 through and ;
•
approximately $ million to advance development of AP03 through ; and
•
the remainder for research and development activities for additional programs, working capital and general corporate purposes.

We may use a portion of the remaining net proceeds and our existing cash, cash equivalents and short-term investments to in-license, acquire, or invest in complementary businesses, technologies, products, or assets. However, we have no current commitments, agreements, understandings or obligations to do so.

We believe, based on our current operating plan, that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations through . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not have any committed external source of funds.

Our expected use of proceeds from this offering along with our existing cash, cash equivalents and short-term investments described above represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We expect that we will require additional funds in order to fully accomplish the specified uses of the proceeds of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including progress of our research and development, the status of and results from preclinical studies and clinical trials that we are conducting or may conduct in the future, and other factors described in the section titled “Risk Factors,” as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. Moreover, our estimates of the costs to fund our trials are based on the current designs of the trials. If we were to modify the design of any of these trials, for instance, to increase the number of patients in the trials, our costs to fund the trials could increase. We may find it necessary or advisable to use the net proceeds for other purposes.

We will have broad discretion over how to use the net proceeds to us from this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends. In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION

The following table sets forth our existing cash, cash equivalents and short-term investments, and our capitalization as of December 31, 2025:

•
on an actual basis;
•
on a pro forma basis, giving effect to (i) the Preferred Stock Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and
•
on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of    shares of common stock in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash, cash equivalents and short-term investments are not components of our capitalization.

You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2025
	Actual	Pro Forma	Pro Forma As adjusted (1)
(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$	$	$

Convertible preferred stock (Series A, B, C-1, C-2, D), $0.001 par value; 462,178,988 shares authorized and 460,228,341 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

	$	$	$
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized, and no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, $0.001 par value; 575,000,000 shares authorized
   and shares issued and outstanding, actual;   shares
   authorized, issued and outstanding, pro forma;   shares
   authorized,   shares issued and outstanding, pro forma as
   adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit
Total stockholders’ (deficit) equity
Total capitalization	$	$	$

(1)
Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $    million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease, as applicable, of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $    million, assuming no change in the assumed initial public offering price per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock that will be outstanding after this offering on a pro forma and pro forma as adjusted basis is based on shares of common stock outstanding as of December 31, 2025, after giving effect to the Preferred Stock Conversion, and excludes:

•
shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2025 under our 2012 Plan with a weighted-average exercise price of $ per share;
•
shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2025 under our 2022 Plan with a weighted-average exercise price of $ per share and shares of common stock issuable upon exercise of outstanding stock options granted after December 31, 2025 pursuant to our 2022 Plan, with a weighted-average exercise price of $ per share;
•
4,287,641 shares of common stock issuable upon the exercise of a warrant to purchase shares of common stock outstanding as of December 31, 2025, which warrant shall become exercisable upon completion of the offering, with an exercise price of $0.29 per share;
•
432,939 shares of common stock issuable upon the exercise of a warrant to purchase shares of common stock issued subsequent to December 31, 2025, with an exercise price of $0.51 per share;
•
shares of common stock reserved for future issuance as of December 31, 2025 under the 2022 Plan, which will cease to be available for issuance at the time that our 2026 Plan becomes effective;
•
shares of our common stock that will become available for future issuance under our 2026 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2012 Plan and 2022 Plan that expire or are repurchased, forfeited, cancelled, or withheld; and
•
shares of common stock reserved for future issuance under our ESPP which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2025 was $ million, or $ per share of our common stock. Our historical net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities and the carrying value of our convertible preferred stock, which is not included within stockholders’ deficit. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by shares of our common stock outstanding as of December 31, 2025.

Our pro forma net tangible book value (deficit) as of December 31, 2025 was $ million, or $  per share. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock as of December 31, 2025, after giving effect to (i) the Preferred Stock Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of December 31, 2025, after giving effect to the pro forma adjustments described above.

After giving further effect to the issuance and sale of    shares of common stock that we are offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of December 31, 2025 would have been $    million, or $    per share. This amount represents an immediate increase in pro forma net tangible book value (deficit) of $     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value (deficit) of $     per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value (deficit) per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2025	$
Increase per share as of December 31, 2025 attributable to the pro forma adjustment described above

Pro forma net tangible book value (deficit) per share as of December 31, 2025
Increase in pro forma as adjusted net tangible book value (deficit) per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by $    , and dilution per share to new investors purchasing common stock in this offering by $    , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease, as applicable, of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net

tangible book value (deficit) per share after this offering by $    per share, in each case, and increase or decrease, as applicable, the dilution to investors participating in this offering by $    per share, assuming no change in the assumed initial public offering price, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, our pro forma as adjusted net tangible book value (deficit) after the offering would be $     per share, representing an immediate increase in pro forma as adjusted net tangible book value (deficit) of $     per share to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value (deficit) dilution of $     per share to new investors, in each case assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on the pro forma as adjusted basis described above, as of December 31, 2025, the total number of shares of common stock purchased from us on an as-converted basis, the total consideration paid or to be paid to us, and the average price per share paid by existing stockholders or to be paid by new investors in this offering, based on the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. New investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Weighted- Average Price Per
	Number	Percentage		Amount	Percentage		Share
Existing stockholders			%	$		%	$
New investors purchasing shares in this offering
Total		100.0%			$100.0%		$

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of common stock from us in full, our existing stockholders would own  %, and new investors purchasing shares of our common stock in this offering would own  %, of the total number of shares of our common stock outstanding immediately after the completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on shares outstanding as of December 31, 2025, after giving effect to the Preferred Stock Conversion, and excludes:

•
shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2025 under our 2012 Plan with a weighted-average exercise price of $ per share;
•
shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2025 under our 2022 Plan with a weighted-average exercise price of $ per share and shares of common stock issuable upon exercise of outstanding stock options granted after December 31, 2025 pursuant to our 2022 Plan, with a weighted-average exercise price of $ per share;
•
4,287,641 shares of common stock issuable upon the exercise of a warrant to purchase shares of common stock outstanding as of December 31, 2025, which warrant shall become exercisable upon completion of the offering, with an exercise price of $0.29 per share;
•
432,939 shares of common stock issuable upon the exercise of a warrant to purchase shares of common stock issued subsequent to December 31, 2025, with an exercise price of $0.51 per share;
•
shares of common stock reserved for future issuance as of December 31, 2025 under the 2022 Plan, which will cease to be available for issuance at the time that our 2026 Plan becomes effective;

•
shares of our common stock that will become available for future issuance under our 2026 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2012 Plan and 2022 Plan that expire or are repurchased, forfeited, cancelled, or withheld; and
•
shares of common stock reserved for future issuance under our ESPP which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

To the extent any outstanding options or warrants are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements for the years ended December 31, 2024 and 2025, and related notes and other financial information included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, strategies, objectives, expectations, intentions and beliefs. The historical results are not necessarily indicative of results that may be expected in the future. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see “Special Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a clinical-stage biopharmaceutical company on a mission to revolutionize the current treatment landscape for rare respiratory diseases, including progressive pulmonary fibrosis, or PPF, idiopathic pulmonary fibrosis, or IPF, and other interstitial lung diseases, or ILDs.

Since our inception in 2011, we have incurred significant operating losses and have not generated any revenue. To date, we have funded our operations primarily with aggregate gross proceeds of $388.8 million from the sale and issuance of our preferred stock and convertible notes.

Due to our significant research, development, and manufacturing expenditures, we have accumulated substantial losses and negative cash flows since our inception, including a net loss of $49.7 million for the year ended December 31, 2024. As of December 31, 2024, we had an accumulated deficit of $180.2 million.

We expect our expenses and operating losses will increase substantially as we:

•
continue to advance clinical development of our lead candidates, AP01 and AP02, and other current and future product candidates, including conducting our ongoing clinical trials;
•
continue to advance our research activities and seek to discover and develop additional product candidates to expand our pipeline;
•
pursue regulatory approvals for any current or future product candidates, including our lead PPF product candidate, that successfully complete clinical trials;
•
continue to utilize third parties to manufacture our product candidates;
•
continue to develop, maintain, expand, enforce, defend and protect our intellectual property portfolio (including intellectual property obtained through license agreements) and provide reimbursement of third-party expenses related to our intellectual property portfolio;
•
attract, hire and retain additional qualified personnel;
•
add operational, financial and management information systems;
•
undertake pre-commercial activities, and scale-up external commercial-scale manufacturing capabilities, to commercialize any current or future product candidates which may receive regulatory approval;
•
ultimately establish a sales, marketing and distribution infrastructure to commercialize any current or future product candidates which may receive regulatory approval; and
•
incur additional audit, legal, regulatory, tax and other expenses associated with being a public company.

In addition, we have several clinical development, regulatory, and commercial milestones, as well as royalty payment obligations under our licensing arrangement and other agreements. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our ongoing and planned clinical trials and our expenditures on other research and development activities.

We do not have any products approved for sale and have not generated any revenue from product sales. We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our current and any future product candidates, which we expect will take a number of years or may never occur. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings or other capital sources, potentially including collaborations, licenses, or other strategic arrangements. See the section titled “—Liquidity and Capital Resources.” We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates, or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Due to the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of increased expenses or the timing of when, or if, we will be able to achieve or maintain profitability. Even if we generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2024, we had cash, cash equivalents, and marketable securities of $118.1 million. During 2025, we received aggregate gross proceeds of $100.4 million from the issuance of 126,036,334 shares of Series D preferred stock. We believe, based on our current operating plans, that the estimated net proceeds from this offering, together with our existing cash, cash equivalents and investments in marketable securities, will enable us to fund our operating expenses and capital expenditures through . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See the sections titled “—Liquidity and Capital Resources” and “Risk Factors—Risks Related to Our Limited Operating History, Financial Condition and Need for Additional Capital” included elsewhere in this prospectus.

Material Agreements

Below is a summary of the key terms for our material agreements. For a more detailed description of the agreements, see the section titled “Business—Material Agreement.”

PARI License Agreement and Material Transfer Agreement

As consideration for the PARI License Agreement, we paid a non-refundable up-front initial payment of 400 thousand EUR ($0.4 million). To date, we have met one developmental milestone, for which the payment of 500 thousand EUR ($0.6 million) was expensed to research and development when the milestone was met. There were no regulatory milestones achieved for the year ended December 31, 2024.

Settlement Agreement

The Company was a party to a lawsuit filed in November 2020, in which the counterparty alleged that the Company had not used commercially reasonable efforts to investigate certain patent rights and develop a compound covered by those patent rights that were sold to the Company in March 2017 through a Stock Purchase Agreement, or SPA. In May 2024, the Company and the counterparty agreed to a final and binding term sheet to resolve the litigation. The settlement required the Company to pay the counterparty $4 million within 15 days of the parties’ execution of a definitive agreement, which occurred in July 2024 and was previously included in litigation liability as of December 31, 2023. In addition, the Company agreed to pay the counterparty royalties (less than 1%) on net sales of the monotherapy assets AP01 (inhaled pirfenidone) and AP02 (inhaled nintedanib). As part of the agreement, the parties released all claims related to the litigation, the SPA, or any other agreement related to counterparty and the Company. To date, the Company has incurred a total of $9.6 million of legal expenses related to the lawsuit, including $1.4 million during the year ended December 31, 2024. The expenses are included in general and administrative expenses in the Company’s consolidated statements of comprehensive loss.

Components of Results of Operations

Operating Expenses

Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and Development Expenses

Research and development expenses consist primarily of costs associated with the preclinical and clinical development of our current and potential future product candidates. Our research and development expenses include direct costs specifically attributable to our programs including external expenses incurred under arrangements with third parties, such as contract research organizations, or CROs, contract manufacturing organizations, or CMOs, consultants and our scientific advisors, and the manufacturing expenditures, including costs for laboratory supplies, research materials and reagents, as well as indirect costs that are not directly attributable to a specific program such as:

•
personnel-related costs, including salaries, payroll tax, bonuses, benefits and stock-based compensation for employees engaged in research and development functions, and;
•
facility costs, depreciation and other expenses.

We recognize research and development costs in the periods in which they are incurred. Most of our research and development expenses have been related to identifying and developing our product candidates. Typically, external expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers as of each reporting date. Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses, which are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered, or the services rendered. Significant judgments and estimates are made in determining the accrued, or prepaid expense balances at the end of any reporting period.

External costs represent a significant portion of our research and development expenses, which we track on a program-by-program basis following the nomination of a product candidate. Our internal research and development expenses consist primarily of personnel-related expenses, including stock-based compensation expenses and allocated expenses. We do not track our internal research and development expenses on a program-by-program basis as they relate to costs that are deployed across multiple programs.

Product candidates in later stages of development generally have higher development costs than those in earlier stages resulting from larger and more complex clinical trials, manufacturing scale-up and an increase in research and development headcount to oversee these activities. As a result, management expects that our research and development expenses will increase substantially over the next several years as we potentially advance our product candidates into later-stage development efforts.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, payroll tax, bonuses, benefits and stock-based compensation charges for those individuals in executive, legal, finance, human resources, information technology, and other administrative functions. Other significant costs include professional service fees, including legal fees relating to intellectual property and corporate matters, and auditing, accounting, tax, and consulting services, as well as facilities and depreciation expense, and other general and administrative expenses that are allocated. We recognize general and administrative expenses in the periods in which they are incurred.

We anticipate that our general and administrative expenses will increase following this offering, as a result of increased personnel costs, including salaries, benefits and stock-based compensation expense, patent costs for our product candidates, expanded infrastructure and higher legal, consulting and accounting services associated with maintaining compliance with the listing requirements of the Nasdaq Stock Market LLC and rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, investor relations costs and director and officer insurance premiums associated with being a public company.

Other Income (Expense)

Our other income (expense) consists primarily of interest income which is interest earned and the amortization or accretion of discounts or premiums on our cash equivalents and investments in marketable securities.

Interest Income

Interest income consists primarily of interest earned and the amortization or accretion of discounts or premiums on our cash equivalents and investments in marketable securities.

Other Expense

Other expense consists of realized and unrealized foreign currency gains and losses, as well as gains and losses on disposals of fixed assets.

Income Taxes

Since our inception, we have not recorded any income tax benefits or expenses for the net losses we have incurred in each period or for our earned research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of December 31, 2024, we had net operating loss carryforwards, or NOLs, for federal and state income tax purposes of $98.9 million and $2.4 million, respectively. The federal NOLs are not subject to expiration and the state NOLs begin to expire in 2043. These loss carryforwards are available to reduce future federal taxable income, if any. As of December 31, 2024, we have recorded a full valuation allowance against our net deferred tax assets.

Results of Operations

Comparison of the Year Ended December 31, 2025 and 2024

The following table summarizes our results of operations (in thousands):

	Year Ended December 31,
	2025	2024	Change
Operating expenses:
Research and development		$45,759
General and administrative		11,362
Total operating expenses		57,121
Loss from operations		(57,121)
Total other income		7,377
Net loss		$(49,744)

Research and Development Expenses

The following table summarizes our research and development expenses (in thousands):

	Year Ended December 31,
	2025	2024	Change
Direct research and development expenses by program:
AP01		$30,781
AP02		4,223
AP03		330
Unallocated research and development expenses:
Personnel-related (including stock-based compensation)		10,056
Facility and depreciation		192
Other R&D related costs		178
Total research and development expenses		$45,759

Research and development expenses for the year ended December 31, 2024 were $45.8 million, and were primarily attributed to:

•
$30.8 million of direct costs associated with our AP01 program costs driven by progression of the Phase 2b clinical trial and the commencement of our OLE trial;
•
$4.2 million of direct costs associated with our AP02 program costs associated with the Phase 1b clinical trial;
•
$0.3 million of direct costs with our AP03 program due primarily to IND-enabling and scale-up activities;
•
$10.1 million in personnel-related expenses, including stock-based compensation;
•
$0.2 million in facility and depreciation expense; and
•
$0.2 million in other unallocated R&D related costs.

General and Administrative Expenses

The following table summarizes our general and administrative expenses (in thousands):

	Year Ended December 31,		Change
	2025	2024
Personnel-related (including stock-based compensation)		$5,335
Professional services & fees		5,624
General corporate and facility expenses		403
Total general and administrative expenses		$11,362

General and administrative expenses for the year ended December 31, 2024 were $11.4 million, and were primarily attributable to:

•
$5.3 million in personnel-related expenses, including stock-based compensation;
•
$5.6 million in professional services and fees primarily driven by external legal and consulting costs; and
•
$0.4 million in general corporate facility expenses primarily associated with lease costs.

Other Income

Other income for the year ended December 31, 2024 was $7.4 million and was primarily attributed to interest income earned on our cash equivalents and marketable securities.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance the clinical development of our product candidates and any future product candidates. As such, we expect our research and development and general and administrative costs will continue to increase significantly, including the costs associated with operating as a public company following the completion of this offering. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity, debt financings, or strategic agreements.

To date, we have funded our operations primarily from the sale of proceeds of preferred stock and convertible notes. As of December 31, 2024, we had $118.1 million in cash, cash equivalents, and marketable securities. In 2025, we entered into the Series D preferred stock Purchase Agreement with new and existing investors. During 2025, we issued and sold 126,036,334 shares of Series D preferred stock for aggregate gross proceeds of $100.4 million. To date, we have received aggregate gross proceeds of $388.8 million from the sale of our preferred stock and convertible notes. In February 2026, the Company entered into a loan and security agreement to borrow up to $30 million. The interest rate on amounts borrowed will be equal to the greater of the prime rate then in effect, or 5%. The maturity date for the loan is June 30, 2030. As of February 6, 2026, no amounts have been borrowed under the facility.

Future Funding Requirements

Due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our programs and product candidates, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain any marketing approval, and commercialize our products, if and when approved. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which products, if approved, may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We will need to raise substantial additional capital in the future.

Based upon our current operating plans, we believe that the estimated net proceeds from this offering, together with our existing cash, cash equivalents and investments in marketable securities, will be sufficient to fund our operations into . Our primary uses of capital are to fund research and development activities, compensation and related expenses, and general overhead costs. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our current and future product candidates through discovery, preclinical studies, and clinical trials.

Our future funding requirements will depend largely on:

•
the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of our current and future product candidates;
•
the costs and timing of manufacturing for our current and future product candidates and commercial manufacturing;
•
the costs, timing and outcome of regulatory review of our current and future product candidates;
•
the timing and amount of milestones, royalties, or other payments we may be required to make to third parties, including PARI, and the terms and timing of establishing and maintaining any other similar arrangements we may enter in the future;
•
the legal costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;
•
our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company;
•
the costs associated with hiring additional personnel and consultants as our clinical activities increase;
•
the costs and timing of establishing or securing sales and marketing capabilities if any current or future product candidate is approved;
•
our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;
•
the financial terms of any such agreement that we may enter into, including if we in-license or acquire additional product candidates or intellectual property; and
•
costs to add additional operational, financial, clinical, quality and management information systems.

We have no committed sources of capital other than the $30 million loan facility. Until such time, if ever, as we can generate substantial product revenue to support our cost structure, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, potentially including collaborations, licenses, or other strategic arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. In addition, debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through a strategic agreement, we may have to grant rights to develop and market our current and future product candidates even if we would otherwise prefer to develop and market such product candidates ourselves. Our failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies.

If we are unable to raise additional funds, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. See “Risk Factors — Even if this offering is successful, we will need substantial additional funding. We may be unable to raise capital on acceptable terms, if at all, and, as a result, we may be required to delay, reduce, or eliminate our product development programs or commercialization efforts.”

Cash Flows

The following table sets forth a summary of the net cash flow activity (in thousands):

	Year Ended December 31,
	2025	2024
Net cash (used in) operating activities		$(48,368)
Net cash (used in) provided by investing activities		(91,474)
Net cash provided by financing activities		89
Net (decrease) increase in cash, cash equivalents and restricted cash		$(139,753)

Operating Activities

For the year ended December 31, 2024 , net cash used in operating activities was $48.4 million primarily due to our net loss of $49.7 million and changes in our operating assets and liabilities of $1.4 million, partially offset by $16 thousand of non-cash charges related to stock-based compensation, depreciation and loss on disposal of property and equipment, non-cash operating lease expense, and accretion of premiums on marketable securities.

Investing Activities

Net cash used in investing activities was $91.5 million during the year ended December 31, 2024, which was primarily driven by net purchases and maturities of marketable securities of $91.4 million and purchases of property and equipment of $0.1 million.

Financing Activities

Net cash provided by financing activities was $0.1 million during the year ended December 31, 2024 , which was related to the proceeds of stock option exercises and from the issuance of Series C-2 preferred stock, net of issuance costs.

Contractual Obligations and Commitments

Research and Development and Manufacturing Agreements

We enter into contracts in the normal course of business with CROs, CMOs and other vendors to assist in the research and development activities and other services and products for operating purposes. These contracts generally provide for termination at any time upon a certain amount of prior notice, and therefore are cancelable contracts which are not included in contractual obligations and commitments. Upon termination for convenience, we would be required to pay amounts for services performed through the termination date and, in certain cases, a termination fee equal to 8% of the remaining contractual value for services terminated but not yet performed.

Leases

In September 2025, we relocated our headquarters and executed a non-cancelable operating sublease in Boston, Massachusetts, or the Boston Sublease. Total fixed payments in connection with the Boston Sublease will be $1.9 million over the term of the agreement ending in 2029. This includes our share of facility operating expenses, real-estate taxes, but excludes our share of property management fees that are reimbursable to the landlord under the lease.

Material Agreements

Our agreements with certain third parties to license intellectual property include potential milestone fees, sublicense fees, and royalty fees. The milestone fees are dependent upon the development of our drug products using the intellectual property licensed under the arrangements and contingent upon the achievement of development or regulatory approval milestones, as well as commercial milestones. These potential obligations are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty. For further information regarding these agreements, please see “Business—Material Agreements.”

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which are prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements and accompanying notes. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience, known trends and events and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2, “Summary of Significant Accounting Policies” in our consolidated financial statements included elsewhere in this prospectus, we believe that our critical accounting estimates are as follows.

Research and Development Expenses and Accruals

In preparing the consolidated financial statements, we are required to estimate our accrued research and development expenses as of each balance sheet date. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. This process involves reviewing open contracts, communicating with internal personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We periodically confirm the accuracy of our estimates with our service providers and make adjustments, if necessary. The majority of our service providers invoice in arrears for services performed or when contractual milestones are met. The financial terms of agreements with these service providers are subject to negotiation, vary from contract-to-contract and may result in uneven payment flows. In circumstances where amounts have been paid in excess of costs incurred, we record a prepaid expense.

Contingent milestone payments, if any, are expensed when the milestone results are probable and estimable, which is generally upon the achievement of the milestone.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts incurred.

Stock-Based Compensation Expense

We measure stock-based awards granted to employees, directors and certain consultants based on their fair value on the date of the grant. We recognize compensation expense for awards to employees and directors over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if we had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. For stock-based awards with service-based vesting conditions, we recognize compensation expense using the straight-line method. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, fair value of the underlying common stock, the risk-free interest rate for a period that approximates the expected term of the option and our expected dividend yield. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require judgment to develop. See Note 11, “Stock Option Plan” in our annual consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted for the year ended December 31, 2025 and 2024. The expected term of stock options granted to non-employees is equal to the contractual term of the option award.

Determination of Fair Value of Common Stock Valuations

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuation was prepared using either the option-pricing method, or OPM, or the hybrid method, both of which used a market approach to estimate our equity value. The OPM treats common stock and convertible preferred stock as call options on the equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under the OPM, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method consists of a probability-weighted expected return method, or PWERM, where the company has insight into one or more near-term exits (e.g., IPO scenario using a PWERM) but is unsure about what will occur if the current plan falls through (e.g., sale scenario using an OPM). The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for us, assuming various outcomes. The common stock value in the PWERM scenario is based on the expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under in the PWERM scenario is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. The OPM is used when specific future liquidity events are difficult to forecast (e.g. sale scenario) as the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock in each respective scenario, and weightings are applied to arrive at the concluded indication of value for the common stock.

These third-party valuations were performed at various dates. The fair value of our common stock was determined by our board of directors, with input from management and considering the independent third-party valuations and various objective and subjective factors as of each grant date, including:

•
the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;
•
our ability to raise future financings;
•
the progress of our research and development efforts, including the status of clinical trials for our product candidates;
•
the lack of liquidity of our equity as a private company;
•
our stage of development and business strategy and the material risks related to our business and industry;
•
the achievement of enterprise milestones, including entering into collaboration and license agreements;

•
the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;
•
any external market conditions affecting the biotechnology industry and trends within the biotechnology industry;
•
the likelihood of achieving a liquidity event for the holders of our preferred stock and holders of our common stock, such as an initial public offering, or a sale of our company, given prevailing market conditions; and
•
the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

The following table summarizes by grant date the number of shares subject to awards granted between January 1, 2024 and December 31, 2025, the per share exercise price of the awards and the fair value of common stock underlying the awards on each grant date:

Grant Date (2)	Type of award	Number of common stock subject to award	Per share exercise price of award	Per share fair value of common stock on grant date	Range of per share estimated fair value on award on grant date(1)
01/25/2024	Option	29,181,114	$0.24	$0.24	$0.17-0.18
02/14/2024	Option	989,689	$0.24	$0.24	$0.17-0.18
06/11/2024	Option	5,308,930	$0.24	$0.24	$0.18
07/24/2024	Option	845,267	$0.24	$0.24	$0.17
08/29/2024	Option	416,333	$0.24	$0.24	$0.18
10/30/2024	Option	1,374,063	$0.29	$0.29	$0.21
05/29/2025	Option	6,119,299	$0.25	$0.25	$0.16
09/11/2025	Option	22,676,091	$0.25	$0.25	$0.16
12/10/2025	Option	3,782,351	$0.25	$0.25	$0.15-0.16

(1)
The per share estimated fair value of options reflects the fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.
(2)
Grant dates exclude 4,287,641 warrants to purchase shares of common stock issued to our former CEO in January 2025 that have an exercise price of $0.29 per share, which were in exchange for 4,935,717 stock options that were cancelled and forfeited.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies” in our consolidated financial statements included elsewhere in this prospectus.

Qualitative and Quantitative Disclosures about Market Risk

We are a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this Item.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these exemptions until we are no longer an emerging growth company. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the time that we are no longer an “emerging growth company.”

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means, among other things, the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies for so long as either (i) our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company pioneering inhaled therapies to transform the treatment paradigm of serious, rare respiratory diseases with significant unmet needs. Our approach is designed to address the limitations of current oral therapies by delivering optimized inhaled formulations of approved oral medicines directly to the lungs to enhance efficacy and minimize systemic exposure that contributes to side effects and treatment discontinuation.

Our current pipeline is focused on treating pulmonary fibrosis, a life-threatening disease with a median survival of three to five years, which is a significantly shorter prognosis than that observed for many forms of cancer. Pulmonary fibrosis is characterized by scarring of the lungs, which can lead to a decline in lung function, progressive shortness of breath, reduced quality of life, and increased mortality risk. There are currently three approved oral antifibrotic therapies for pulmonary fibrosis: pirfenidone, or ESBRIET®; nintedanib, or OFEV®; and nerandomilast, or JASCAYD®. While these oral antifibrotics slow fibrosis progression, none stop progression entirely. In addition, their use is frequently limited by tolerability challenges associated with their systemic delivery. Due to their side effects, around 50% of patients who start treatment with available therapies discontinue within one year. Despite limited use, ESBRIET® and OFEV® generated more than $4.0 billion in gross global sales in 2024.

Our most clinically advanced candidates, AP01 and AP02, are inhaled formulations of pirfenidone and nintedanib for the treatment of progressive pulmonary fibrosis, or PPF, and idiopathic pulmonary fibrosis, or IPF, respectively. We have completed ATLAS, a Phase 1b clinical trial of AP01 in patients with IPF. Patients from ATLAS transitioned into an ongoing open-label extension, or OLE, trial, along with compassionate-use cohorts of patients with IPF and PPF. We currently have over four and a half years of data demonstrating safety and clinical activity, including near-stabilization of lung function.

AP01 is currently being evaluated in MIST, a global Phase 2b clinical trial for the treatment of PPF. We have also completed Phase 1 trials of AP02 in healthy adult volunteers and patients with IPF. AP02 is currently being evaluated in AURA, a global Phase 2 clinical trial for the treatment of IPF. We are also advancing AP03 into a Phase 1 clinical trial. AP03 is a fixed-dose combination of inhaled pirfenidone and nintedanib designed to deliver dual antifibrotic mechanisms with the potential for additive or synergistic benefit. We believe our inhaled therapies may offer improved tolerability and efficacy for long-term treatment. These programs are intentionally designed, leveraging our deep expertise in rare respiratory diseases, advanced inhaled drug formulation, and our exclusive license to customize the delivery device.

Our Pipeline

Our wholly owned pipeline is summarized below:

AP01 (Inhaled Pirfenidone)

Our wholly owned product candidate, AP01, is an optimized inhaled formulation of pirfenidone that we are advancing as a treatment for PPF. AP01 has demonstrated encouraging safety and clinical activity in ATLAS, a Phase 1b clinical trial in patients with IPF, and an OLE trial in IPF and PPF patients, which has supported development in PPF. ATLAS was a randomized, open-label trial comparing AP01 50 mg once-daily, or QD, and AP01 100 mg twice-daily, or BID. Both dose regimens showed lowered rates of side effects commonly associated with oral pirfenidone, including gastrointestinal, or GI, toxicities and liver enzyme elevations, compared to historical data with the oral product. At 48 weeks, the high-dose AP01 achieved near stabilization of lung function, as measured by forced vital capacity, or FVC. In addition, analyses of high-resolution computed tomography, or HRCT, imaging indicated fibrosis stabilization or improvement in over 70% of patients evaluated, with reduced lung scarring and improved lung volume, suggesting a potential disease-modifying effect.

An ongoing OLE trial of AP01 has further supported its long-term safety and the potential to stabilize lung function decline. Patients from ATLAS transitioned into the OLE trial with AP01 100 mg BID treatment, along with compassionate-use cohorts of patients with IPF and PPF. Long-term data show consistent safety and FVC trends as ATLAS. The OLE trial has now been underway for more than four and a half years, with 23 patients continuing to receive AP01 100 mg BID treatment. Many of these patients are surpassing six years post-diagnosis, exceeding the three to five years median survival for patients with pulmonary fibrosis after diagnosis.

These results supported our initiation of MIST, a global, randomized, 52-week Phase 2b clinical trial evaluating AP01 in PPF. We strategically selected PPF for Phase 2b development based on the clinical activity and observed anatomical changes seen with AP01; the higher global prevalence of PPF, which is nearly double that of IPF; and a potentially more efficient development and regulatory path. MIST enrollment is ongoing, with initial data expected in .

AP02 (Inhaled Nintedanib)

AP02, our inhaled formulation of nintedanib, has completed a Phase 1 single-ascending dose, or SAD, trial in healthy volunteers and patients with IPF and a Phase 1 SAD and multiple-ascending dose, or MAD, trial in healthy volunteers. AP02 was generally well-tolerated following single doses and throughout 7 days BID, up to the highest dose of 8 mg BID. AP02 also showed favorable pharmacokinetic, or PK, properties, notably no difference in systemic exposure between healthy volunteers and IPF patients, and an increase in pulmonary exposure and significantly lower systemic exposure with AP02 compared to oral nintedanib, supporting its targeted lung delivery. Based on these data, we initiated AURA, a global Phase 2 clinical trial of AP02 in patients with IPF. Data from AURA is expected .

AP03 (Inhaled Fixed-Dose Combination of Pirfenidone and Nintedanib)

Combination therapies targeting multiple mechanisms are well established in other chronic lung diseases such as asthma, chronic obstructive pulmonary disease, or COPD, and pulmonary arterial hypertension, or PAH. We designed AP03 as a fixed-dose combination of inhaled pirfenidone and inhaled nintedanib, leveraging the two complementary antifibrotic mechanisms of action that have shown signals of enhanced efficacy in pulmonary fibrosis, but have been historically limited by overlapping systemic toxicities. A historical, independent clinical trial in IPF demonstrated that combined use of oral pirfenidone and oral nintedanib exhibit potential for additive or even synergistic effects, improving lung function decline more than monotherapy. However, the challenging systemic side effects have limited the clinical feasibility of oral combination, given the overlapping adverse event, or AE, profiles of nintedanib and pirfenidone. We believe that delivering both molecules via inhalation has the potential to be transformative in the treatment of pulmonary fibrosis, where treatment options remain limited. AP03 reflects our initial effort to advance the treatment algorithm in pulmonary fibrosis. We are advancing manufacturing activities through a CMO for AP03. Pending alignment with regulatory authorities, we plan to initiate a Phase 1 clinical trial of AP03 as an inhaled fixed-dose combination in .

Our Lung-Targeted Inhalation Delivery Method

Our pipeline benefits from an exclusive license to PARI Technology Services’, or PARI’s, eRapid® Nebulizer System with eFlow® Technology for their delivery. PARI’s eFlow® Technology nebulizers are clinically and commercially validated, with five drug-device combinations products using their nebulizers approved by regulatory authorities in North America, Europe, and Japan, including LAMIRA® for ARIKAYCE® and ALTERA® for CAYSTON®. Our PARI exclusivity offers a key competitive advantage, as we are not taking any incremental device risk and the proprietary device would be included in any potential product labels approved by the U.S. Food and Drug Administration, or the FDA, and other foreign regulatory authorities.

We have chosen nebulized delivery for our current programs, as we believe it offers the best solution for patients with pulmonary fibrosis, who often suffer from chronic cough and compromised lung function. Nebulized formulation produces a soft, gentle mist that allows for normal tidal breathing without requiring forceful inhalation. This minimizes cough induction and improves usability for the vast majority of patients. In contrast, other approaches like dry powder inhalers, or DPIs, require a powder formulation that is aerosolized through the device and depend on patients initiating a deep, vigorous inhalation to deliver the dose. Such inhalation can trigger cough, and if the patient coughs immediately afterward, much of the drug may be expelled, reducing efficacy. While a segment of the population with pulmonary fibrosis could successfully use a DPI, the size of that segment remains uncertain. We believe that nebulization offers a more reliable and patient-friendly solution.

By advancing a portfolio of optimized inhaled therapies, we aim to deliver transformative, patient-centered treatment solutions for pulmonary fibrosis and other interstitial lung diseases, or ILDs, setting a new standard of care for these underserved populations.

Our Team

We have a seasoned leadership team with deep experience in developing and commercializing respiratory medicines and inhaled therapeutics. Collectively, our team members have played key roles in the development, regulatory review, and commercial launches of several respiratory and inhaled therapeutics, including ESBRIET®, OFEV®, JASCAYD®, BREZTRI®, BEVESPI®, XOLAIR®, TOBI®, and BAXDELA®.

Our key leadership team consists of:

•
Lyn Baranowski, our Chief Executive Officer, has over 20 years of experience in biopharmaceuticals and venture capital, with a significant focus on the immunology and respiratory therapeutic areas. Throughout her career, Ms. Baranowski has played pivotal roles in the development and commercialization of market-shaping therapies, including BREZTRI®, BEVESPI®, XOLAIR®, TOBI®, RECLAST®, and BAXDELA®. She previously served as Chief Operating Officer at Altavant, overseeing development of therapies for rare respiratory diseases and culminating in the company’s acquisition by Sumitomo Dainippon in 2019.

Prior to Altavant, she served as Vice President of Commercial Development at Pearl Therapeutics, which successfully developed a portfolio of inhaled respiratory medicines that led to its $1.15 billion acquisition by AstraZeneca. The products developed at Pearl and acquired by AstraZeneca are approved, including BREZTRI® and BEVESPI®, and serve as the foundation of AstraZeneca’s respiratory portfolio. Her prior roles include senior roles at Novartis Pharmaceuticals and a healthcare-focused venture capital firm.
•
Douglas Carlson, our Chief Financial Officer and Chief Business Officer has more than 23 years of corporate finance, M&A, business development and commercial experience in public and private biopharma companies. He was Chief Financial Officer and Chief Operating Officer at Avenge Bio and Ikena Oncology, where he led the Series B and initial public offering for Ikena. In addition, Mr. Carlson held senior positions at Collegium Pharmaceutical, BTG plc (acquired by Boston Scientific), and Lundbeck Inc. (formerly Ovation Pharmaceuticals acquired by H. Lundbeck A/S). Early in his career, Mr. Carlson held roles in venture capital and investment banking at Pequot Capital and Cowen & Co., respectively.
•
Melissa Rhodes, Ph.D., D.A.B.T., our Chief Operating Officer has extensive operational and clinical development expertise in respiratory medicine. She previously held leadership roles at Kriya Therapeutics, Aerami Therapeutics, and Altavant, focusing on the development of inhaled therapies. Her career also includes roles in nonclinical development at Roivant, GlaxoSmithKline, and Erimos Pharmaceuticals.
•
Howard Lazarus, M.D., FCCP, our Chief Medical Officer is a board-certified pulmonary and critical care physician with more than 20 years of biopharmaceutical and academic experience. Prior to Avalyn, he served as Chief Medical Officer of Altavant. In this role, he was responsible for developing and implementing the clinical development plans for candidates addressing PAH, and chronic lung allograft dysfunction, or CLAD. In his career, he was a key contributor to the development of OFEV® for its non-IPF ILD indications at Boehringer Ingelheim and contributed to the development of Gilead’s PAH and IPF portfolios. Earlier, Dr. Lazarus practiced at Oregon Pulmonary Associates, diagnosing and treating patients with complex pulmonary vascular and ILDs.
•
Craig Conoscenti, M.D., FCCP, ATSF, our SVP of Clinical Development has deep experience in respiratory and pulmonary drug development. He oversaw ILD drug development and medical affairs at Boehringer Ingelheim for over 20 years, where he played a critical role in the development and commercial launch of OFEV® for IPF and other ILDs. Before his industry career, Dr. Conoscenti was a senior pulmonary critical care consultant for over 17 years.

Since our inception, we have raised approximately $389 million in equity capital from a syndicate of premier investors in healthcare and life sciences, including Novo Holdings A/S; SR One; F-Prime; Perceptive Xontogeny Venture Funds; Norwest Venture Funds; Eventide Asset Management; Wellington Management; Vida Ventures; Catalio Capital Management; RiverVest Venture Partners; Pivotal bioVenture Partners; TPG Biotech; Suvretta Capital Management; Hamilton Square Partners Management; Rock Springs Capital; Surveyor Capital (a Citadel Company); funds and accounts advised by T. Rowe Price Associates, Inc.; and Piper Heartland. Potential investors should not consider investments made by our existing investors as a factor when making a decision to purchase shares in this offering since our existing investors likely have different risk tolerances and paid significantly less per share than the price at which the shares are being offered in this offering.

Our Strategy

Our mission is to transform the lives of patients with serious, rare respiratory diseases through innovative inhaled therapies, beginning with pulmonary fibrosis. To achieve our mission, we are focused on the following strategic priorities:

•
Continue to rapidly advance AP01, our optimized inhaled formulation of pirfenidone, through late-stage clinical development for the treatment of PPF. We purposefully designed AP01 to be the optimal inhaled formulation of pirfenidone for the treatment of PPF. We believe AP01 can overcome the historical off-tissue safety limitations of oral pirfenidone, enabling improved efficacy and tolerability for more durable outcomes for patients relative to current standard of care. To date, we have completed ATLAS, a

Phase 1b clinical trial, and have an ongoing OLE trial of AP01 among patients with IPF and PPF, which has demonstrated durable clinical proof-of-concept, including preservation of patient lung function for over four and a half years. We are currently evaluating AP01 in MIST, a global Phase 2b trial in PPF, with data expected in .
•
Efficiently progress clinical development of AP02, our optimized inhaled formulation of nintedanib, for the treatment of IPF. We purposefully designed AP02 to be the optimal inhaled formulation of nintedanib for the treatment of IPF, using the same delivery device as AP01 to maximize its potential use in future fixed-dose combinations. We believe AP02 overcomes the historical off-tissue safety limitations of oral nintedanib by preferentially delivering treatment directly to the lungs, offering more durable outcomes for patients relative to current standard of care. In two completed Phase 1 trials, AP02 demonstrated encouraging safety and tolerability, with a PK profile consistent with highly lung-favored tissue distribution and low systemic exposure. AP02 is now currently being evaluated in AURA, a global Phase 2 clinical trial in IPF, with data expected in .
•
Unlock the potential of combination therapy with AP03, our first-in-kind inhaled fixed-dose combination therapy. We designed AP03 as a fixed-dose combination of inhaled pirfenidone and inhaled nintedanib, leveraging the two complementary antifibrotic mechanisms of action that have long been established to enable enhanced efficacy, but have been historically limited by overlapping systemic toxicities. By delivering both agents directly to the lungs simultaneously, AP03 has the potential to provide additive or synergistic efficacy with improved tolerability, analogous to combination regimens that have transformed treatment paradigms in other pulmonary diseases, such as COPD and asthma. We have intentionally sequenced development of AP03 following inhaled monotherapy validations to support regulatory requirements for fixed-dose combinations. Manufacturing activities are underway to support the initiation of a Phase 1 trial of AP03, which we plan to initiate in , with data expected in .
•
Maintain our competitive advantage through proprietary drug-device combinations and intellectual property. Our proprietary drug-device combinations create high regulatory and technical barriers to entry. The regulatory pathway for generic inhaled products is exceptionally complex, often requiring large clinical trials due to the need to demonstrate therapeutic equivalence and drug-device performance equivalence, such as particle size distribution and lung deposition pattern. This has historically resulted in very few approved and commercialized generic products in the U.S. We have built a robust intellectual property portfolio covering drug compositions, formulations, and drug-device combinations, with issued patents extending beyond 2035, and pending patent applications that may extend protection beyond 2040. We also hold exclusive licenses to develop and commercialize our inhaled therapies using PARI’s eFlow® Nebulizer System. Therefore, even after existing patents expire after commercialization, we have exclusivity in the device for inhaled pirfenidone and nintedanib. Any company would need to develop a generic version of the device, a complex and costly technical challenge. These protections create high technical, regulatory, and manufacturing barriers to entry that we believe will support prolonged effective market exclusivity and a durable competitive advantage, well beyond patent expiries.
•
Establish Avalyn as a leader in developing and delivering transformative therapies to patients suffering from a broad range of rare pulmonary diseases. We are and plan to continue advancing a pipeline of innovative therapeutics that address the underlying drivers of rare and serious respiratory diseases. We see significant opportunities to apply our expertise in pulmonary biology, inhaled therapeutic delivery, and translational science and clinical development, to extend our platform into additional ILDs beyond our initial focus of IPF and PPF. By leveraging de-risked molecules, validated inhaled technologies, and emerging clinical data, we intend to identify optimal patient populations and indications where lung-targeted intervention may meaningfully alter disease trajectory. These include diseases with high unmet needs before or at early stages of fibrosis, such as rheumatoid arthritis-associated ILD, or RA-ILD, and chronic lung allograft dysfunction, or CLAD. These efforts, combined with continued advancement in operational, regulatory, manufacturing and commercial capabilities, position us to efficiently progress our therapeutic candidates through clinical development and into commercialization.

We believe in the value our approach could unlock and are committed to growing into a company fully capable of realizing that potential opportunity.

Our Focus on Interstitial Lung Diseases

ILDs are a heterogeneous group of rare pulmonary disorders, comprising over 200 distinct conditions, many of which lack approved or effective treatments. ILDs are characterized by varying degrees of inflammation, fibrosis, or both. These conditions impair gas exchange and patients’ quality of life, or QoL, by causing chronic breathlessness, fatigue, coughing, and reduced ability to perform daily activities.

Treatment and management of ILDs vary based on the specific underlying disease and patient characteristics. Historically, the treatment of many ILDs has primarily relied on systemic therapies, including oral antifibrotics, corticosteroids, and other immunomodulatory therapies. These systemic treatments are often associated with tolerability limitations that can affect long-term use. We believe we may be able to address certain limitations of systemic ILD therapies, initially focusing on pulmonary fibrosis, through the development of optimized inhaled formulations of established oral antifibrotic agents. By delivering drugs directly to the lungs, our approach is designed to fundamentally improve the benefit-risk profile of antifibrotic therapy by achieving higher drug concentration at the site of disease while substantially reducing systemic exposure. We believe this lung-targeted delivery strategy enables sustained long-term treatment, addressing key limitations of existing systemic therapies and supporting better treatment adherence and long-term disease management for patients with interstitial lung disease.

Pulmonary Fibrosis Background

Pulmonary fibrosis is a pathologic phenotype observed across a substantial subset of ILDs and is characterized by chronic injury, aberrant repair, and progression, typically irreversible fibrosis and stiffening of lung tissue. Although different ILDs have distinct underlying etiologies, pathophysiology, and clinical courses, many forms of ILD can ultimately result in pulmonary fibrosis. Once pulmonary fibrosis develops, disease progression may continue even if the underlying cause of ILD is treated or removed. ILDs represent a significant global health burden, affecting about five million people worldwide and over 650,000 in the U.S. alone, of which approximately 300,000 have pulmonary fibrosis. The median survival of pulmonary fibrosis has historically been estimated at approximately three to five years, which is a significantly shorter prognosis than that observed for many forms of cancer.

Pulmonary fibrosis is often caused by repeated injury to the lungs and results from a dysregulated tissue repair response. Recurrent damage to the alveolar epithelial cells disrupts the epithelium, triggers recruitment of platelets and inflammatory cells, and subsequently promotes chronic inflammation and progressive fibrosis through excessive deposition of extracellular matrix components. Over time, this fibrotic remodeling disrupts normal lung architecture and impairs gas exchange, compromising the lung’s ability to transfer oxygen into the bloodstream and leading to worsening respiratory symptoms, including persistent dry cough, shortness of breath, and fatigue. Cough is among the most common and distressing symptoms, affecting more than 70% of patients with pulmonary fibrosis, often refractory to standard therapies, and significantly impairs quality of life. These symptoms typically worsen in parallel with declining pulmonary function test results and frequently ultimately result in acute respiratory deterioration or death. Current treatment approaches for pulmonary fibrosis focus on antifibrotic therapies to slow disease progression, along with supportive care.

There are two primary clinical forms of pulmonary fibrosis: IPF and PPF. IPF is an ILD of unknown etiology characterized by progressive fibrotic remodeling of the lungs over time. Patients with IPF typically present with a chronic, dry cough and progressively worsening shortness of breath, with symptoms advancing over months to years. IPF affects an estimated three million people worldwide and approximately 120,000 people in the U.S. The disease is most commonly diagnosed in men aged 65 years and older and has been associated with environmental exposures, such as smoking, chronic viral infections, abnormal gastroesophageal reflux, as well as certain genetic predispositions.

PPF, by contrast, refers to ILDs with a known etiological factor, such as autoimmune disease or exposure to allergens, asbestos, or certain drugs where a subset of patients develop a progressive pulmonary fibrotic phenotype. Patients with PPF also experience chronic cough and breathlessness, although the rate and severity of progression may vary based on the underlying etiology. Consequently, management of PPF typically requires treatment of the underlying disease in combination with antifibrotic therapy. PPF represents a more prevalent form of pulmonary fibrosis, affecting an estimated six million people worldwide and approximately 180,000 people in the U.S.

Types of Interstitial Lung Disease

Sources: 1. Jeganathan et al., 2024; 2. Avalyn Market Research; 3. Olson et al., 2021.
PPF, previously referred to as Progressive Fibrosing ILD (PF-ILD)

If left untreated, patients with IPF and PPF will experience a decline in FVC, a measure of the total amount of air an individual can breathe out after taking the deepest breath possible. Change in FVC is a widely accepted measure of disease progression and a surrogate endpoint associated with increased mortality risk. Patients with IPF and PPF typically experience a decline of approximately 4 to 7%, or approximately 200 mL, per year. By comparison, average FVC decline among healthy adults over 40 years of age is approximately 20 mL to 50 mL per year. With IPF patients, such accelerated decline in FVC is associated with clinically significant consequences. These include increased risk of hospitalization, overall decreased health-related quality of life, or HRQoL, due to worsening symptoms, such as cough and shortness of breath, and mortality risk. Despite the availability of approved therapies, the prognosis of pulmonary fibrosis remains poor, with a median survival of three to five years, a significantly shorter prognosis than that observed for many forms of cancers. As a result, there remains a critical need for new treatment options that offer improved tolerability, efficacy, and patient convenience to enable long-term disease management.

Natural History of Baseline FVC Changes in Healthy Subjects and IPF Patients

Source: Raghu et al., 2017

Our Approach to Transforming the Treatment Paradigm for ILDs

The change we aim to make in the treatment paradigm of pulmonary fibrosis and other ILDs parallels the transformation seen in the treatment of asthma and COPD over the past six decades, where treatment progressed through successive waves of therapeutic innovation.

The first generation of treatments for managing asthma and COPD were systemic oral drugs like prednisone which first emerged in the 1960s. By the 1990s, the introduction of inhaled corticosteroids such as Flovent® shifted the treatment toward targeted pulmonary delivery, which enabled improved efficacy and tolerability. As inhaler devices with diverse mechanisms became available, physicians began combining medications to better manage patients’ conditions. In the early 2000s, dual combination inhalers like ADVAIR® and SYMBICORT® set a new benchmark by combining two antifibrotic agents with distinct mechanisms of action in a single device. Today, triple combination therapies such as TRELEGY® and BREZTRI® represent the latest standard-of-care, providing further enhanced efficacy and convenience compared to previous generations.

Evolution of Asthma and COPD Treatment Landscape

Today, the pulmonary fibrosis market is currently in “Generation One,” relying on oral systemic medications: pirfenidone, nintedanib, and nerandomilast. We aim to usher in “Generation Two” developing and commercializing inhaled formulations of these two oral antifibrotic medicines, as AP01 and AP02, and potentially improving safety and efficacy. Beyond AP01 and AP02 we aspire to also deliver “Generation Three,” with AP03, a dual fixed-dose combination of drugs with complementary mechanisms for even greater therapeutic impact. Looking ahead, we also aspire to deliver “Generation Four,” building on AP03 by incorporating other approved distinct mechanisms into triple fixed-dose combinations.

Potential Evolution of IPF and PPF Treatment Landscape

If successful, we believe our approach would meaningfully enhance patient outcomes and redefine the future treatment paradigm of pulmonary fibrosis.

Antifibrotic Treatment Landscape for Pulmonary Fibrosis

There are currently three FDA-approved antifibrotic therapies for the treatment of pulmonary fibrosis: pirfenidone, or ESBRIET®, marketed by Legacy Pharma Inc. and Genentech/Roche; nintedanib, or OFEV®, marketed by Boehringer Ingelheim; and nerandomilast, or JASCAYD®, marketed by Boehringer Ingelheim. These current standard-of-care oral antifibrotic therapies slow but do not halt nor reverse disease progression. As a result, current oral antifibrotic therapies expose patients to chronic systemic drug exposure without directly targeting the site of disease, contributing to significant limitations, including safety concerns, tolerability issues, and tablet burden. Importantly, most investigational therapies for pulmonary fibrosis, including those targeting novel biological pathways, are in development as potential add-on treatments to existing oral antifibrotics. Given we are developing inhaled formulations of these background standard-of-care antifibrotics, we believe our product candidates could be used as standalone therapies or in combination with other approved medicines. While lung transplants can be performed for pulmonary fibrosis patients at an increased risk of death, this option is only viable for a very small subset of patients due to age, comorbidities, and limited organ availability.

Oral Pirfenidone (ESBRIET®) for IPF

Oral pirfenidone is a small molecule inhibitor that has anti-inflammatory and anti-fibrotic effects through modulation of a broad range of cytokines and growth factors. ESBRIET® was approved for the treatment of IPF initially by the European Medicines Agency, or EMA, in 2011 followed by the FDA in 2014. The FDA approval of pirfenidone was based on data from the CAPACITY (Studies 004 and 006) and ASCEND (Study 016) clinical trials. These randomized, double-blind, placebo-controlled trials collectively enrolled more than 1,200 patients with IPF. The ASCEND trial and CAPACITY-004 trial demonstrated a statistically significant reduction in FVC decline at 52 weeks (ASCEND: -118 mL vs -265 mL, p<0.001; CAPACITY-004: -181mL vs -350 mL, p<0.001). Additionally, pooled analyses of the CAPACITY and ASCEND trials showed improved progression-free survival and a trend toward reduced all-cause mortality.

Oral pirfenidone is prescribed using a dose-escalation regimen over a 14-day period, culminating in a target dose of 801 mg three times daily for a total daily dose of 2,403 mg. This is typically achieved through the administration of nine 267 mg capsules per day.

Common AEs for pirfenidone include GI intolerance characterized by nausea, vomiting, indigestion, and diarrhea. In registration trials, 19% of patients required dose reductions or treatment interruptions due to GI events. In addition, due to photosensitivity reactions and rashes, patients on oral pirfenidone are advised to take precautions against sun exposure.

Oral Nintedanib (OFEV®) for IPF and PPF

Oral nintedanib is a small molecule tyrosine kinase inhibitor that was approved for the treatment of IPF by the FDA in 2014 and subsequently by the EMA in 2015. FDA approval of nintedanib for IPF was based on clinical results from a pair of randomized, double-blind, placebo-controlled Phase 3 trials (INPULSIS-1 and INPULSIS-2) that demonstrated a statistically significant reduction in the annual rate of FVC decline over a 52-week period compared to placebo (-113.6 mL/year vs. -223.5 mL/year, p<0.001).

By 2020, nintedanib gained additional approvals from both the FDA and EMA for the treatment of two types of PPF: chronic fibrosing ILDs with a progressive phenotype, and systemic sclerosis-associated ILD. These approvals were supported by clinical data from the INBUILD and SENSCIS trials, where both of the studies demonstrated that oral nintedanib significantly reduced the annual rate of FVC decline in patients compared to placebo (SENSCIS: -52.4 mL/year vs. -93.3 mL/year, p=0.04; INBUILD: -80.8 mL/year vs. -187.8 mL/year, p<0.001).

Similar to oral pirfenidone, oral nintedanib is also associated with multiple serious side effects, including nausea, vomiting, abdominal pain, headache, hyperbilirubinemia (which can lead to jaundice), GI perforation, as well as cardiovascular events, including high blood pressure, increased risk of myocardial infarction, and arterial thromboembolism. Across all registrational studies, 61-76% of patients experienced diarrhea, which can be severe enough to lead to treatment discontinuation.

Current Utility of Oral Pirfenidone and Nintedanib Hindered by Systemic Toxicities

Although oral pirfenidone and nintedanib are approved for the treatment of pulmonary fibrosis, their clinical utility is significantly limited by systemic AEs and modest efficacy. Both agents are associated with high rates of GI and other treatment-limiting toxicities that frequently require dose reductions, treatment interruptions, or permanent discontinuations. In addition to the toxicities of the systemic therapies, patients also continue to experience worsening respiratory symptoms and declining quality of life while on treatment. As a result, only approximately 30% of patients with IPF are actively treated with antifibrotics and 50% of patients discontinue within one year of treatment.

Both oral pirfenidone and nintedanib have warnings for elevated liver enzymes and liver abnormalities, which further limits their long-term use. Routine monitoring of liver function is recommended to mitigate risks with both agents, with the potential for dose reduction or treatment discontinuation. Particularly for nintedanib that is metabolized in the liver, its use in patients with moderate-to-severe hepatic impairment is not recommended due to increased drug exposure and potential toxicity. Caution is advised in patients with coagulation disorders or those on anticoagulant therapy as nintedanib may increase the risk of bleeding.

Despite these safety and tolerability limitations, oral pirfenidone, or ESBRIET®, and oral nintedanib, or OFEV®, remain commercially significant products. ESBRIET® and OFEV® experienced comparable global adoption following their initial launches through 2018. However, OFEV® generated substantial incremental revenue following its label expansion to include PPF beginning in 2019. In 2024, global sales of OFEV® exceeded $4.0 billion. These limitations and the commercial performance highlight the significant unmet medical need and commercial opportunity for antifibrotic therapies that preserve lung function while offering a more favorable tolerability profile that supports sustained long-term use in this progressive and ultimately fatal disease.

Oral Nerandomilast (JASCAYD®) for IPF and PPF

Nerandomilast is an oral, small molecule, selective phosphodiesterase-4B inhibitor that was approved by the FDA in 2025 for the treatment of IPF and PPF. FDA approval of nerandomilast was based on clinical results from two randomized, double-blind, placebo-controlled Phase 3 trials (FIBRONEER-IPF and FIBRONEER-ILD) that demonstrated a statistically significant reduction in the annual rate of FVC decline over a 52-week period compared to placebo (IPF: -114.7 mL/year vs. -183.5 mL/year, p<0.001; PPF: -98.6 mL/year vs. -165.8 mL/year).

Similar to oral nintedanib, nerandomilast is also associated with GI AEs, most notably diarrhea, which occurred in approximately 40% of patients. The incidence of diarrhea was higher among patients receiving nerandomilast in combination with background oral nintedanib, affecting approximately 50–60% of such patients. Diarrhea was the most frequently reported adverse reaction leading to treatment discontinuation, again most common when nerandomilast was used in combination with nintedanib.

Other Developmental Treatments for IPF and PPF

Beyond pirfenidone, nintedanib, and nerandomilast, there are also other product candidates in various stages of development for IPF and PPF. All of the companies actively conducting trials of novel mechanisms of action allow patients to remain on background oral antifibrotics. If these novel mechanisms are successful, they may benefit from combination with inhaled, tissue-specific therapies in the future.

Our Expertise Enables Differentiated Inhaled Therapeutic Solutions

By leveraging our expertise in inhaled drug formulation, delivery systems, and customization, we aim to provide effective, patient-centric therapeutic solutions that address the unmet needs in respiratory disease treatment. Key aspects of our patented formulation process include:

•
Particle Engineering: We focus on optimizing particle size, morphology, and aerodynamic properties to ensure efficient deposition in the lungs. Fine-tuning particle size is critical for achieving deep lung penetration while minimizing oropharyngeal deposition.
•
Carrier Agents and Excipients: Our formulations incorporate excipients that facilitate uniform drug distribution, enhance solubility, and improve stability. The selection and distribution of carrier agents are tailored to support optimal aerosolization and drug absorption in the respiratory tract.
•
PK Optimization: Our inhaled therapies are developed to deliver high concentrations of drug directly to the lungs while minimizing systemic absorption. This targeted approach enhances local activity, particularly for diseases such as pulmonary fibrosis, where achieving higher drug concentrations at the site of disease can maximize antifibrotic and anti-inflammatory activities while reducing systemic side effects. Importantly, we can measure drug exposure in the target tissue of the lungs by collecting epithelial lining fluid, or ELF, via bronchoalveolar lavage, or BAL. These PK assessments have been performed across our clinical programs and have consistently demonstrated substantially higher lung exposure with inhaled delivery compared to oral administration at a fraction of the dose, reinforcing the rationale for inhaled therapy in pulmonary fibrosis.
•
Optimized Delivery Systems: Our inhaled therapies are initially designed for nebulized administration, with a focus on the PARI eRapid® Nebulizer System for AP01, AP02, and AP03. The device is optimized to deliver drug formulation efficiently, with the nebulization time for AP01 taking approximately nine minutes. We have and will continue to work closely with device manufacturers such as PARI to ensure our formulations are optimized for specific delivery platforms, enabling consistent aerosol performance and efficient lung deposition. In addition to nebulizers, we will continue to evaluate other inhalation methods, taking into account formulation considerations, disease rationale, and patient usability. For example, we have successfully developed nintedanib in a DPI formulation; however, we are prioritizing nebulized delivery for now, given that AP03 can only be used in solution for nebulization and our belief that DPI administration may be challenging for the majority of patients with pulmonary fibrosis. This nintedanib DPI formulation, however, provides us flexibility to enable future product candidates as part of our long-term strategy.
•
Solubility and Stability: We employ advanced formulation techniques to enhance drug solubility in aqueous and non-aqueous environments, thereby ensuring consistent dosing and prolonged shelf-life. Storage conditions and packaging are carefully considered to accommodate real-world storage conditions, ensuring that our therapies maintain formulation integrity and effectiveness under varying environmental conditions.
•
User Experience & Compliance: Long-term patient adherence is critical for treatment success, particularly in chronic conditions like pulmonary fibrosis. We prioritize factors such as ease of use, treatment duration, and portability to enhance patient compliance. The eRapid® Nebulizer System, for example, provides a shorter nebulization time compared to traditional jet nebulizers, reducing the treatment burden and improving convenience. Importantly, the nebulized approach is designed to be responsive to a patient’s normal breathing pattern and does not require a vigorous inhalation to deliver the dose. This is a key advantage because forceful inhalation often triggers coughing, which is already a primary and distressing symptom of pulmonary fibrosis. Furthermore, pulmonary fibrosis patients have reduced lung capacity and later-stage patients do not always have the capacity to absorb an adequate dose through DPI dosing. The nebulized approach helps ensure comfort, reduces cough exacerbation, and support consistent adherence to therapy.

We believe there is a significant and urgent opportunity for new inhaled therapies that are more tolerable and effective, that better align with patient needs, and support improved adherence.

Our Solution: Inhaled Therapies Designed to Deliver Enhanced Therapeutic Benefits

By leveraging optimized inhaled formulations of existing oral treatments for respiratory diseases, we aim to provide a differentiated therapeutic approach that offers multiple, clinically meaningful advantages:

•
Targeted Delivery to the Lungs for Enhanced Efficacy and Improved Safety and Tolerability: Our inhaled therapies are designed to deliver drug directly to the lungs. This localized delivery approach to the primary site of disease is intended to provide two important benefits: (1) enhanced efficacy, including the potential for disease-modifying effect, and (2) improved safety and tolerability. Our approach is designed to increase pulmonary drug exposure and may improve lung function at substantially lower doses than required with oral formulations. In addition, inhaled delivery is intended to reduce systemic exposure, which may mitigate side effects commonly associated with oral antifibrotic treatments that often lead to treatment discontinuation.
•
Support for Long-term Adherence: We expect inhaled therapies will enable a more tolerable and patient-friendly treatment, promoting long-term adherence for sustained therapeutic benefit. The OLE trial has now been underway for more than four and a half years, with 23 patients continuing to receive AP01 100 mg BID treatment. Many of these patients are now surpassing six years post-diagnosis, exceeding the three to five years median survival for patients with pulmonary fibrosis after diagnosis. Such long-term data are not available for oral pirfenidone or oral nintedanib, as systemic toxicities with these therapies often limit patients’ treatment duration to less than one year.
•
Expanding the Total Addressable Patient Population: Inhaled therapies have the potential to significantly expand the current treatment landscape by addressing two key underserved patient groups. First, patients who are unable to tolerate or have discontinued oral antifibrotic therapies may benefit from our inhaled therapeutic programs. Second, patients who are newly diagnosed may also benefit from an earlier intervention to halt fibrosis progression.
•
High Barriers to Entry Create Durable Competitive Advantage: We believe we hold a uniquely defensible market position, since our proprietary drug-device combinations create high technical and regulatory barriers of entry. To date, only a very small number of generic inhaled products have ever been approved and commercially marketed in the U.S., underscoring the exceptionally high hurdles for follow-on competitors. Development of a generic inhaled therapy is complex, often requiring large clinical trials to demonstrate therapeutic equivalence. In addition, we hold exclusive licenses to develop and commercialize our inhaled candidates with PARI’s eFlow® Nebulizer System. Because the device is included in the label of the product and licensed under an exclusive agreement, we have exclusivity in the device for inhaled pirfenidone and nintedanib even after existing patents expire. Any company would need to develop a generic version of the device and demonstrate drug-device equivalence, such as particle size distribution and lung deposition patterns, a complex and costly technical challenge. These protections create high technical, regulatory, and manufacturing barriers to entry that we believe will support prolonged effective market exclusivity and a durable competitive advantage, well beyond patent expiries.

Our initial development candidates are all in development for nebulized lung delivery using PARI’s eFlow® Technology nebulizers. These nebulizers are clinically and commercially validated, with five drug-device combination products approved by regulatory authorities in North America, Europe, and Japan, including LAMIRA® for ARIKAYCE® and ALTERA® for CAYSTON®. Our current product candidates benefit from an exclusive license to the PARI eRapid® Nebulizer System with eFlow® Technology, a convenient, handheld nebulizer device intended for their delivery. Our exclusivity to the eRapid® Nebulizer System provides a significant advantage for intellectual property protection, as the device would be included in any potential product labels approved by the FDA and other foreign regulatory authorities.

AP01: Optimized Inhaled Formulation of Pirfenidone

AP01 is an optimized inhaled formulation of pirfenidone, being developed as a potential next-generation standard-of-care treatment for patients with PPF. Pirfenidone is a small molecule inhibitor that has anti-inflammatory and anti-fibrotic effects and is therefore well suited to address a broad range of molecular pathways driving pathogenesis. It modulates numerous cytokines and growth factors involved in the pathogenesis of pulmonary fibrosis, resulting in reduced fibroblast proliferation, collagen production, and anti-inflammatory and antioxidative effects.

We selected PPF as the primary indication for the development of AP01 based on multiple criteria, including expert advisor feedback, demonstrated lung function stabilization in patients with PPF in the ongoing OLE trial, the unmet need in PPF given the large population, and a potentially more efficient development and regulatory path.

Oral pirfenidone has demonstrated the ability to reduce lung function decline and mortality in patients with IPF. However, its low efficacy and systemic exposure cause significant side effects which limit its long-term tolerability and use. Delivering inhaled AP01 bypasses the GI tract and first-pass metabolism and results in a high local lung concentration and maintains low systemic exposure while using lower doses as compared, in a non-head-to-head comparison, to oral. These characteristics are designed to enable AP01 to reduce the known side effects associated with oral pirfenidone and enable targeted drug delivery directly to the lung for maximal efficacy. Over time, we believe AP01 may serve as a foundational treatment for inhaled fixed-dose combination regimens for PPF and other ILDs.

ATLAS Phase 1b Clinical Trial and OLE Trial

We have successfully completed ATLAS, a Phase 1b randomized, open-label clinical trial designed to evaluate the preliminary safety and tolerability of AP01 in patients with IPF. Although ATLAS was not designed or powered to assess efficacy, metrics including spirometry, respiratory rate, and oxygenation were collected throughout the study and provided descriptive insights into potential efficacy including function changes during treatment. ATLAS was conducted across 25 sites in Asia-Pacific and Europe.

Patients enrolled in ATLAS were randomized to receive either 50 mg AP01 QD or 100 mg BID over a 72-week treatment period. At Week 24, an independent Data Safety Monitoring Board, or DSMB, reviewed safety and potential efficacy data, observed a greater treatment effect with AP01 100 mg BID dosing, and recommended transitioning all patients to the higher BID regimen for the remainder of the trial, which took time to implement and was accomplished after week 48. At the conclusion of the 72-week treatment period, all patients remaining on trial were eligible to continue receiving AP01 100 mg BID in an OLE trial. Recognizing the limited access to oral therapies for some patients with IPF and PPF, we expanded the OLE to include two additional compassionate-use cohorts: (1) patients with IPF who met the original eligibility criteria and (2) patients with PPF.

The OLE trial has now been underway for more than four and a half years, with 23 patients continuing to receive AP01 100 mg BID treatment. This ongoing study underscores the potential for sustained, long-term use of AP01 as a treatment option for patients with pulmonary fibrosis.

ATLAS Phase 1b Clinical Trial Followed by Open-Label Extension (OLE) Trial

ATLAS Patient Demographics

ATLAS enrolled 91 adult patients with IPF who were either intolerant to or ineligible for oral pirfenidone or nintedanib. Patients were diagnosed with IPF according to American Thoracic Society and European Respiratory Society criteria within the prior five years, had FVC values of >40% but <90% of predicted, and had a FEV1/FVC ratio >0.7. Patients were excluded from the trial if they were on either oral pirfenidone or nintedanib at the time of enrollment. Patients in ATLAS were, on average, older and had more advanced disease compared to those enrolled in the pivotal trials for oral pirfenidone or oral nintedanib. Patients in ATLAS had a lower mean FVC % predicted (71.9% compared to 67.8-80.0%) and an average disease duration of two years since diagnosis compared to 1.2-1.7 years since diagnosis.

ATLAS was conducted between 2019-2021. During 2020, the COVID-19 pandemic impacted trial operations with several countries implementing various lockdown policies that led to a temporary shutdown of many of the 25 clinical trial sites. These disruptions affected patients’ ability to attend scheduled clinical assessments, resulting in missed visits for many participants. Despite the challenges posed by the pandemic, many patients returned to trial sites following the lockdown period, and data collection on these patients resumed.

AP01: Generally Well-Tolerated and Favorable Safety Profile Observed in ATLAS

AP01 was generally well-tolerated, with no reported AEs related to respiratory rate, spirometry, or oxygen desaturation during or following in-clinic administration. AEs reported in 10% or more of patients included cough, rash, shortness of breath (dyspnea), nausea, IPF progression or exacerbation, fatigue, lower respiratory tract infection, and upper respiratory tract infection.

Safety results from ATLAS demonstrated a favorable safety profile with AP01 at both the 50 mg QD and 100 mg BID doses, compared, in a non-head-to-head comparison, to historical data of oral pirfenidone. The chart below illustrates pooled AE rates for oral pirfenidone in pivotal trials (dark blue bars) and placebo (light gray bars), compared to AE rates for AP01 50 mg QD (light purple bars) and AP01 100 mg BID (dark purple bars) from ATLAS. AP01 demonstrated a substantially lower incidence of AEs across categories. In pivotal trials and real-world use, oral pirfenidone is associated with high rates of GI-related AEs, including nausea, indigestion, diarrhea, vomiting and anorexia, as well as dermatologic-related AEs, such as rash and photosensitivity. These were the most clinically consequential toxicities frequently cited as leading cause of dose reduction and treatment discontinuation. In contrast, these GI- and skin-related AEs occurred at meaningfully lower rates with AP01 in ATLAS. Hepatic AEs also occurred less frequently with AP01. Elevations in liver enzymes, which are a known risk with oral pirfenidone and require routine monitoring and potential treatment interruptions or discontinuation, were infrequent with AP01. In ATLAS, there was one Grade 2 treatment-related increase in liver enzymes, which resolved following dose interruption. Overall, the majority of treatment-related AEs, or TEAEs, observed with AP01, were mild or moderate in severity. There was one Grade 3 event of parainfluenza virus infection, which was considered a suspected unexpected serious adverse reaction and resolved following dose interruption.

Top 10 AEs for Oral Pirfenidone (ESBRIET®) Compared to AP01

Sources: 1. Pirfenidone (ESBRIET®) Prescribing Information; 2. West et al., Thorax 2023; 0: 1-8.

*Decreased Appetite is classified as Anorexia in ESBRIET® Prescribing Information

AEs leading to AP01 treatment discontinuation were infrequent and included cough (n=2), progression of IPF (n=2), pneumonia (n=1), rash (n=1), and an abnormal chest computed tomography (CT) scan (n=1), which was observed in a patient suspected of having lung carcinoma who also had abnormal tumor markers at the time. There were four deaths among trial participants; two deaths in the first 24 weeks (one in the 50 mg QD from embolic stroke/septic embolus and another in the 100 mg BID from IPF), and additional two deaths between Week 24 and Week 48 (one in the 50 mg QD from IPF and another in the 100 mg BID from pulmonary embolism).

Cough is one of the most common and distressing symptoms, affecting more than 70% of patients with pulmonary fibrosis. Airway irritation is also a potential risk with inhaled administration, which can be manifested by coughing, increased secretions, or bronchospasm. ATLAS did not discern between different types of cough, including (1) cough due to nebulization of the aerosol and its effect on the pharynx and retropharyngeal space, (2) cough as a part of the background disease, and (3) cough as an AE. In ATLAS, cough occurred in 25/91 (27.5%) of patients; however, only 14/91 (15.4%) cases were considered treatment-related cough. There was no increase or progression of cough rates over the duration of the trial. Importantly, there was no bronchospasm observed in ATLAS or in the subsequent OLE trial. To understand the different types of cough, MIST is designed to discern cough related to nebulization through a cough and bronchospasm assessment completed during the screening phase prior to randomization. This will enable establishment of baseline cough levels prior to drug treatment so we understand cough levels attributable to the background disease prior to beginning treatment.

The safety findings for AP01 are particularly encouraging given that patients in ATLAS were comparatively older, had more advanced disease as measured by baseline FVC, and had been diagnosed with IPF for a longer duration compared to participants in oral pirfenidone pivotal trials.

AP01 Has Demonstrated Near Stabilization of Lung Function in ATLAS

Although ATLAS was not designed or powered to assess efficacy, metrics including spirometry, respiratory rate, and oxygenation were collected throughout the study and provided descriptive insights into lung‑function changes during treatment. The absolute change from baseline to Week 24 in FVC % predicted was also analyzed using a slope analysis to model the linear trajectory of changes over time. Data from ATLAS indicate that the magnitude of

FVC declines in patients treated with AP01 was less than those from in pivotal clinical trials of oral pirfenidone. At the higher 100 mg BID dose, AP01 had a change in FVC % predicted of only -0.4% (-34 mL) at Week 48. Comparatively, in the Phase 3 ASCEND trial, oral pirfenidone demonstrated a more pronounced decline of -3.0% (-118 mL) after 52 weeks of treatment.

Changes in Lung Function (FVC) with AP011 vs. Oral Pirfenidone2

Sources: 1. West et al., Thorax 2023; 0: 1-8.; 2. King et al., N Engl J Med 2014

* Through 48 weeks, 100 mg BID vs. 50 mg QD p=0.0222 (24-week p=0.133). Historic oral and AP01 data are non-imputed.

Placebo cohorts from registrational antifibrotic studies and natural history studies demonstrate that patients with IPF and PPF will experience a decline in FVC of approximately 4-7%, or approximately 200 mL, per year. Based on the published literature, the effect observed with AP01 100 mg BID over 48 weeks represents the first clinical evidence of near stabilization of lung function in this patient population. This is comparable to the expected decline in FVC among healthy adults over 40 years of age, who typically lose on average 20 mL to 50 mL per year.

The chart below compares FVC declines across placebo (gray bars) and approved agents in patients with no background antifibrotics from published pivotal trial results. The results demonstrate that treatment with oral antifibrotics approximately halves the 52-week FVC decline of patients compared to placebo. Declines in 52-week FVC ranged from 118 mL to 220 mL for oral pirfenidone, and 81 mL to 115 mL for oral nintedanib. In contrast, AP01 100 mg BID (dark purple bar) achieved a decline of only 34 mL, further supporting its potential for stabilization or near-stabilization of lung function in patients with IPF.

FVC Decline for AP01, Oral Pirfenidone, Oral Nintedanib, and Oral Nerandomilast in IPF and PPF

Sources: 1. West et al., Thorax 2023; 2. Pirfenidone NDA – Medical Reviews; 3. Pirfenidone NDA – Statistical Reviews; 4. Richeldi et al., N Engl J Med 2014; 5. Flaherty et al., N Engl J Med 2019; 6. Richeldi et al., N Engl J Med 2025; 7. Maher et al., N Engl J Med 2025. *Per protocol set in 48-week trial. ASCEND, INPULSIS, ATLAS, and INBUILD data are non-imputed. CAPACITY and FIBRONEER data are imputed.

Note: FIBRONEER data represent patients on no background antifibrotics

To confirm the robustness of the results from ATLAS, we conducted a post-hoc assessment using the mixed model of repeated measures, or MMRM, to analyze changes in FVC % predicted.

In a random slopes model, we assume linear trends for the mean FVC at each visit, meaning each individual’s FVC measurements follow a straight line plus measurement error. Compared to the slopes model, MMRM assumes no particular form for the individual or the overall pattern of mean FVC at each visit. Hence, MMRM is particularly advantageous in handling repeated measures over time without requiring imputation for missing data, making it a current FDA standard for analyzing longitudinal data in pulmonary fibrosis trials. The chart below supports that the changes in FVC % predicted as measured by MMRM were consistent with the findings from our slopes analysis for both AP01 100 mg BID (dark purple line) with a mean change of -0.35% and AP01 50 mg QD (light purple line) with a mean change of -5.20% at 48 weeks.

MMRM Analysis of Change from Baseline in FVC Across AP01 100 mg BID and 50 mg QD

These findings highlight the potential of AP01 as an inhaled therapy that delivers targeted treatment with improved efficacy and tolerability compared to oral options. This advantage could translate into better long-term outcomes for patients with pulmonary fibrosis.

HRCT Imaging Correlates with FVC Changes and Fibrosis Improvement in ATLAS

HRCT is considered the gold-standard for diagnosing pulmonary fibrosis, as it can detect specific fibrosis patterns, such as honeycombing, reticulations, or ground-glass opacities, the latter often indicative of inflammation and fine fibrosis associated with early-stage disease. Using HRCT imaging, we can numerically quantify regions as fibrotic or nonfibrotic and identify specific fibrosis patterns.

The images below illustrate the response of a patient treated with AP01 100 mg BID in ATLAS who showed a meaningful improvement in their FVC. The image on the left shows an HRCT scan of the patient’s lungs at baseline, while the image on the right shows the same patient’s lung after 24 weeks of treatment. Quantitative lung fibrosis, or QLF, is represented by yellow, blue, and red dots, where different colors represent different types of fibrosis. An increased QLF score has been associated with worsening of pulmonary fibrosis. As shown below, there is a reduction in lung fibrosis from baseline to Week 24 (15.2% vs 11.0%) and an increase in whole lung volume (3.9L to 4.1L). In this patient, their QLF reduction correlated with FVC lung function and quality of life measures.

Changes in Whole Lung Volume, QLF, and QLF Volume with AP01 100 mg BID

Source: Poster Presentations at ERS 2022, PPF Summit 2023

*Red, yellow, and blue dots indicate reticulation (QLF), ground glass (QGG), and honeycombing (QHC).

To date, data on QLF with existing oral antifibrotic treatments is limited. Studies of nintedanib and other investigational therapies for IPF have shown either an increase or stabilization of QLF scores, with no evidence of fibrosis reduction or correlation with clinical activity. As shown in the graph below, HRCT imaging data from ATLAS showed stabilization or reversal of fibrosis in over 70% of patients treated with AP01 100 mg BID, suggesting AP01’s disease modifying potential.

Change from Baseline in QLF (%) Across AP01 100 mg BID1,2

Sources: 1. Poster Presentation at ERS 2022; 2.PFF Summit 2023

This finding on the correlation between lung fibrosis and lung function was observed across patients studied in ATLAS. As shown in the graph below, change in the QLF score negatively correlated with change in FVC for AP01 100 mg BID cohort. We believe these are the first reported data to demonstrate a correlation between observed changes in lung function and lung fibrosis using HRCT imaging.

Correlations of FVC and QLF Across AP01 100 mg BID and 50 mg QD

r = -0.24; 95% CI = (-0.52, 0.09)
r = -0.72; 95% CI = (-0.86, -0.47)
Change from Baseline in FVC (mL) at 48 Weeks
Change from Baseline in QLF (mL) at 24 Weeks
1,000
750
500
250
-250
-500
-750
-750
-500
-250
0
250
500
750
100mg BID
50mg QD
Linear (100mg BID)
Linear (50mg QD)

Source: West et al., Thorax 2023

A second patient case study from ATLAS showed a meaningful improvement in FVC, and a reduction in ground-glass opacities, a specific fibrosis pattern (shown in yellow), that was even more pronounced after 24 weeks of treatment with AP01 100 mg BID. Ground glass opacities can represent areas of inflammation and fine fibrosis, preceding reticulation or honeycombing. This characteristic suggests that AP01 may effectively target earlier stages of fibrosis before progression to advanced, irreversible scarring, which may be particularly beneficial in newly diagnosed patients. By doing so, it may significantly expand the potential total addressable market for PPF therapies, because evidence of disease modification could be a compelling driver for early intervention in ILD patients before their fibrosis advances.

Changes in Quantitative Lung Fibrosis with AP01 100 mg BID

Source: Poster Presentation at ERS 2024

*Red, yellow, and blue dots indicate reticulation (QLF), ground glass (QGG), and honeycombing (QHC).

Patient-reported Outcomes Demonstrate Symptomatic Improvement with AP01 in ATLAS

In ATLAS, patient-reported outcomes, or PROs, were assessed using clinically validated questionnaires: King’s Brief Interstitial Lung Disease, or K-BILD, a validated tool designed to measure health-related quality of life specifically in patients with ILDs, and the Leicester Cough Questionnaire, or LCQ, which assesses the impact of cough on patients’ quality of life. PRO results remained stable over 48 weeks in both AP01 dose groups for both LCQ and K-BILD assessments. These data indicate that patients did not experience a significant decline in their perceived health status while on either the AP01 100 mg BID or 50 mg QD, which correlated with the changes in their lung function and lung fibrosis as measured by HRCT scans.

The ATLAS data in totality provide clinical proof-of-concept on the safety and disease modifying potential with AP01 and support its continued development as a treatment for patients with pulmonary fibrosis.

AP01 OLE Trial Supports Long-term Safety and Clinical Activity of AP01

An ongoing OLE trial of AP01 has reinforced its long-term safety and activity in patients with pulmonary fibrosis. Patients who completed study visits through the 72-week treatment period in ATLAS were eligible to enroll in an OLE trial to receive AP01 100 mg BID.

The OLE trial enrolled 41 patients with IPF who completed ATLAS, along with an additional 28 patients with IPF and 31 patients with PPF who were AP01-naïve. The safety and lung function results from all cohorts of this trial remain consistent with those observed in ATLAS. The trial remains ongoing, with 23 patients receiving AP01 100 mg BID and some patients on AP01 for more than four and a half years. Given the patients enrolled in ATLAS had an average of two years disease duration since diagnosis when they were first treated, many of these patients have now experienced survival of six or more years, exceeding the median survival of three to five years typically reported for patients with pulmonary fibrosis. This reinforces AP01’s potential for disease modification over a long-term for patients with pulmonary fibrosis.

Long-term Safety and Clinical Activity Observed with AP01 in the Ongoing OLE Trial

AP01 administered at 100 mg BID has been generally well-tolerated across all cohorts in the OLE trial. The safety profile of AP01 to date remains generally consistent with the safety observed in ATLAS, without the emergence of any serious safety events. Our tolerability data of AP01 for more than four and a half years is unprecedented, as there are no long-term tolerability data with orals. Similarly, the AEs commonly associated with oral pirfenidone, such as nausea, rash, and diarrhea occurred at a much lower frequency in the compassionate-use cohorts compared to historical data. To date, the most frequently reported TEAEs include lower respiratory tract infections and cough. Importantly, no AEs of changes in respiratory rate, spirometry, or oxygenation have been observed during or following AP01 administration.

In addition to safety advantages, stabilization of lung function observed with AP01 in ATLAS has been consistent with that observed in the OLE. Compared to the change in FVC after 48 weeks of AP01 100 mg BID in ATLAS (blue line), the compassionate-use cohorts – IPF (green line) and PPF (purple line) – demonstrate reproducible results, with the majority experiencing on average near stabilization in lung function across all three cohorts and study populations.

Change in FVC % Predicted from Baseline Across AP01 Cohorts

Cohort 1: IPF Patients from ATLAS
Cohort 3: IPF Patients - Compassionate Use
Cohort 4: PPF Patients - Compassionate Use
FVC % Predicted Change from Baseline
25
20
15
10
5
0
-5
-10
-15
-20
-25
-30
-35
0
12
24
36
48
Week

All patients in all cohorts were on 100 mg BID dose throughout
Sources: 1. West et al., Thorax 2023; 0: 1-8.; 2. Poster Presentation at ATS/RIS 2024

Further analysis from the ongoing OLE trial suggests that AP01 has the potential to deliver meaningful long-term benefit, offering a viable therapeutic option for patients with pulmonary fibrosis. As shown in the chart below, the lung function of patients who initially received AP01 100 mg BID in ATLAS and subsequently transitioned into the OLE trial demonstrated on average sustained stabilization, as shown by the near flat trendline, extending beyond four and a half years.

Change in FVC % Predicted from Baseline Among ATLAS AP01 100 mg

BID Patients Who Rolled Over into OLE Trial

ATLAS Cohort 1: 100mg BID Patients Rolled Over to the OLE Trial

FVC % Predicted Change from Baseline
30
20
10
0
-10
-20
-30
-40
-50
0
12
24
36
48
60
72
96
84
108
120
132
144
156
168
180
192
204
216
228
240
Week

Data downloaded October 15, 2024. Source: Presentation at ATS 2025

A similar trendline is also observed in the OLE cohorts of IPF and PPF patients. As shown in the chart below, lung function of PPF patients from the OLE trial similarly demonstrates mean sustained stabilization, as shown by the near flat trendline, extending nearly three years.

Change in FVC % Predicted from Baseline Among PPF Patients in the OLE Trial

Cohort 4: PPF Patients from the OLE Trial
FVC % Predicted Change from Baseline
25
20
15
10
5
0
-5
-10
-15
-20
-25
-30
0
12
24
36
48
60
72
84
96
108
120
132
144
Week

Data downloaded October 15, 2024. Source: Presentation at ATS 2025

These findings demonstrate signals of durable benefit and a well-tolerated safety profile, supportive of the long-term treatment. To our knowledge, this magnitude of long-term data is unavailable for oral pirfenidone or oral nintedanib, as systemic toxicities associated with these therapies limit patients’ ability to remain on treatment or because patients succumb to disease progression.

These positive data on safety and antifibrotic activity seen in ATLAS, together with accumulating long-term data from the OLE trial, support our belief that AP01 has the potential to be a next-generation disease modifying standard-of-care treatment for patients with pulmonary fibrosis. The trial findings have informed the design and initiation of MIST, a global Phase 2b clinical trial in patients with PPF.

MIST Global Phase 2b Clinical Trial of AP01 in Patients with PPF Ongoing

In June 2024, we initiated MIST, the global, randomized, double-blinded, placebo-controlled Phase 2b clinical trial designed to evaluate the safety and efficacy of AP01 in patients with PPF.

MIST is expected to enroll 375 patients with PPF, randomized 2:1:2 into three cohorts: AP01 100 mg BID, AP01 50 mg BID, and placebo. Patients are allowed to continue their immunosuppressive standard-of-care for other underlying conditions, and up to 50% of patients may be prescribed oral nintedanib and oral nerandomilast as background standard-of-care. Studying the treatment effect of AP01 in combination with oral nintedanib is strategically important to guide our future development plans in pulmonary fibrosis. At the time of enrollment, the remaining patients enrolled in MIST are either treatment-naïve or have previously discontinued nintedanib or nerandomilast and completed the required washout period. We believe this trial design is sufficient to evaluate the effect of AP01 on the key endpoints and is designed to support registration. The trial is being conducted at ILD Centers of Excellence across North America, South America, Europe, and Asia-Pacific.

The primary endpoint of the trial is the change from baseline in FVC at Week 52. The study is designed with 90% power to detect a meaningful difference in the change in FVC at Week 52 for the 100 mg BID dose compared to placebo. Secondary endpoints include quality of life measurements, time to disease progression, and change in lung fibrosis score based on HRCT. Additionally, exploratory outcomes, including respiratory hospitalization, will be evaluated. Patients who remain on study at Week 52 will then be eligible to transition into a long-term extension trial and will receive AP01 100 mg BID, assuming the safety profile of this dose remains favorable.

Enrollment in MIST is ongoing, and we expect to report topline data from this trial in . Based on the results from MIST, we plan to determine the optimal dosing regimen for future development of AP01. Pending the successful completion of MIST and alignment with regulatory authorities, we intend to conduct a single Phase 3 clinical trial to support the potential approval of AP01 in the U.S. and select foreign countries.

SAIL: Long-Term Extension Clinical Trial of AP01

In April 2025, we initiated SAIL, a global, open-label, long-term extension clinical trial designed to evaluate the long-term safety, tolerability, and efficacy of AP01 in patients with IPF and PPF. IPF and PPF patients from the OLE trial and PPF patients from MIST are eligible to enroll in the SAIL trial to receive AP01 100 mg BID. The primary endpoint is the long-term safety and tolerability of AP01. Secondary endpoints include changes in lung function, changes in lung fibrosis score based on HRCT, and quality of life measurements.

SAIL has enrolled 27 IPF and PPF patients from the previous ongoing OLE trial and is actively enrolling patients who have completed MIST. Of the 27 patients from the previous OLE trial, 23 patients remain on trial, with some patients on AP01 for more than four and a half years. Given the average of two years disease duration since diagnosis when they were first treated, many of these patients have now experienced survival of six or more years, exceeding the median survival of three to five years typically reported for patients with pulmonary fibrosis. This reinforces the potential of AP01 as a long-term therapeutic option for patients with pulmonary fibrosis.

AP02: Optimized Inhaled Formulation of Nintedanib

AP02 is an optimized, inhaled formulation of nintedanib and builds on the proven efficacy and well-validated antifibrotic mechanism of action of oral nintedanib (commercialized under OFEV® for treatment of IPF and PPF).

Leveraging our expertise in inhalation development, we optimized AP02 to address limitations associated with systemic exposure by delivering drug directly to the lung at doses approximately 50-fold lower than those required for oral administration. Despite the substantially lower dose, AP02 has demonstrated markedly higher lung exposure than oral nintedanib. With localized delivery in the target organ, this approach has the potential to deliver disease-modifying effects directly to the lungs while minimizing the AEs associated with systemic delivery. Given our experience and demonstrated activity and safety with AP01, we believe our ability to achieve proof-of-concept with AP02 has been increased. A global Phase 2 clinical program has been initiated, with a data readout expected in .

We are developing AP02 as a BID regimen, aligning it with AP01 to enable advancement of AP03 as a fixed-dose combination, in a BID regimen. However, given the half-life of nintedanib, we may explore a QD dosing regimen for nintedanib as part of our long-term strategy.

AP02 First Phase 1 Clinical Trial Completed in Healthy Volunteers and IPF Patients

In 2022, we completed an open-label Phase 1 clinical trial of AP02 in healthy volunteers and patients with IPF. The primary objectives were to evaluate the safety, tolerability, and PK of AP02 across single-ascending doses up to 2 mg. A total of 38 adult participants were enrolled, including 32 healthy volunteers and six patients diagnosed with IPF. Participants received a single nebulized dose of AP02 at 0.5 mg, 1 mg, or 2 mg, or placebo, and four additional healthy volunteers received marketed dose of 150 mg oral nintedanib for comparative analysis.

In both healthy volunteers and patients with IPF, AP02 was generally well-tolerated with no serious adverse events, no bronchospasm, no meaningful clinical changes in oxygen saturation, and no maximum-tolerated dose was identified. The most common treatment-emergent adverse events, or TEAEs, were headache, nausea, and cough, all of which were mild, except for one moderate TEAE of headache by an IPF patient, and all resolved during the study.

AP02 also showed favorable PK properties. As shown in the chart below, AP02 demonstrated a dose-related increase in systemic exposure (left panel). There was also no difference in systemic exposure between healthy volunteers and patients with IPF (middle panel). Notably, AP02 had an approximately 15-fold lower Cmax and 68-fold lower AUC0-24 than the oral nintedanib approved dosage, exhibiting significantly lower systemic exposure (right panel).

Change in Nintedanib Plasma Concentrations Over Time Across AP02 Cohorts

Source: Poster Presentation at ATS 2025

Additionally, 2 mg of AP02 demonstrated approximately 9-fold higher ELF exposure, measured by BAL, than oral administration. This highlights nebulization as an optimized delivery approach to increase lung exposure while reducing systemic exposure, thereby potentially improving efficacy and tolerability of the therapy relative to oral nintedanib.

Given the observed dose-dependent effects and safety profile in both healthy individuals and patients with IPF, we conducted a subsequent Phase 1 trial to assess AP02 at higher doses to understand the potential maximal therapeutic benefit.

Completed Second Phase 1 Clinical Trial Further Validates Safety and Antifibrotic Activity of AP02

In early 2025, we completed a randomized, double-blinded, placebo-controlled Phase 1 clinical trial designed to further evaluate the safety, tolerability, and PK of AP02 in healthy volunteers. The trial consisted of a SAD portion, which assessed AP02 at 2 mg, 4 mg, and 8 mg QD, and a MAD portion, which evaluated BID dosing at the same dose levels over a period of seven days. An additional cohort underwent BAL following a single 4 mg dose, and nintedanib in ELF was evaluated at 45 minutes, 4 hours, or 12 hours post dose.

AP02 was well-tolerated following single doses and seven days BID, up to the highest dose (8 mg BID). There were no cases of bronchospasm, cough, oxygen desaturation, or diarrhea observed in the study, and there were no meaningful clinical changes in oxygen saturation. The most common TEAEs were mild and transient, consistent with the previous Phase 1 clinical trial findings, and included throat irritation and dizziness. The data demonstrated an ability to minimize the AE burden associated with systemic exposure of oral nintedanib.

As shown in the figure below, AP02 also demonstrated significantly improved exposure in the lungs as measured by BAL compared to oral nintedanib. Compared to the 150 mg oral dose (purple line), a single 4.0 mg AP02 dose (blue line) delivered 27-fold higher lung Cmax and 27-fold higher lung AUC0-24. In addition, based on the lung exposure data, we estimate that nintedanib in ELF clears from lungs with a half-life of approximately 8 hours.

ELF Comparison Over Time Across AP02 4 mg

and Oral Nintedanib 150 mg

Source: Poster Presentation at ATS 2025

Data are not directly comparable due to differences in product formulations, trial protocols, dosing regimens, and patient populations and characteristics. Accordingly, cross-trial comparisons may not be reliable.

Consistent with the previous Phase 1 clinical trial findings, AP02 treatment had substantially lower systemic exposures compared to historical data with oral nintedanib. Plasma exposures at steady state for AP02 4 mg BID were approximately 5% of oral nintedanib 150 mg BID, representing 17-fold and 26-fold decreases in Cmax and AUC, respectively.

AP02 Lung Concentration Surpasses IC50 For Key Targets

Data are not directly comparable due to differences in product formulations, trial protocols, dosing regimens, and patient populations and characteristics. Accordingly, cross-trial comparisons may not be reliable.

Sustained lung exposure of nintedanib above the half-maximal inhibition concentration, or IC50, of key pro-fibrotic signaling pathways is believed to be important for inhibiting fibroblast activation and extracellular matrix production, which are central drivers of fibrotic progression. In clinical studies of oral nintedanib, systemic exposure has been associated with reductions in the rate of decline in FVC. This study suggests that AP02 can achieve sustained concentrations in the lungs above the IC50 of key tyrosine kinases and known pulmonary fibrosis marker Type I collagen alpha-1, or Col1a1, which could lead to improved antifibrotic activity as compared to the oral nintedanib while reducing systemic exposure and the underlying AEs.

Plans for AURA Phase 2 Development of AP02 in IPF

In December 2025, we initiated AURA, a global randomized, double-blinded, placebo-controlled Phase 2 clinical trial designed to evaluate the safety and efficacy of AP02 in patients with IPF.

We expect to enroll approximately 160 patients with IPF in AURA, randomized 3:2:3 into three cohorts: AP02 4 mg BID, AP02 2 mg BID, and placebo. This is a global clinical trial being conducted at ILD Centers of Excellence.

The primary endpoint of the trial is the change from baseline in FVC at Week 12. This 12-week timeframe is based on historical clinical trials of oral nintedanib, including TOMORROW, INPULSIS, and INBUILD, which consistently demonstrated separation in lung function decline between the nintedanib and placebo arms before Week 12. Secondary endpoints include quality of life measurements, time to disease progression, and changes in lung fibrosis score based on HRCT. Additionally, exploratory outcomes such as respiratory hospitalization will also be evaluated.

Our development strategy for AP02 enables parallel advancement toward regulatory approval. Pending the successful completion of the planned Phase 2 trial and alignment with regulatory authorities, AP02 has the potential to begin Phase 3 alongside the AP01 Phase 3 trial.

AP03: Fixed-Dose Combination of Inhaled Pirfenidone and Inhaled Nintedanib

Across multiple pulmonary diseases, treatment paradigms have evolved toward combination regimens to improve efficacy and extend durability of benefit. In IPF, however, the shortcomings associated with systemic exposure have historically limited the feasibility of combining the two approved antifibrotic agents, pirfenidone and nintedanib. Our inhalation platform enables targeted delivery to the lung at substantially lower doses. This has opened the opportunity to pursue a next-generation combination approach with complementary mechanisms of action, with the objective of further increasing both efficacy and duration of treatment while minimizing tolerability issues associated with current oral antifibrotic therapies. We believe an inhaled fixed-dose combination has the potential to overcome the historical trade-off between efficacy and tolerability that has constrained combination antifibrotic therapy in pulmonary fibrosis and represents a natural extension of our lung-targeted inhalation platform. AP03 is our “Generation-Three” fixed-dose combination of inhaled pirfenidone and inhaled nintedanib, and represents a key strategic initiative in our portfolio, with potential to transform the treatment paradigm for pulmonary fibrosis. AP03 is designed to minimize systemic exposure and the associated risk of side effects, while further improving tolerability, with the potential for additive, or even synergistic, efficacy compared to monotherapies.

Validated Approach to Combining Pirfenidone and Nintedanib

Preclinical studies in IPF have demonstrated that pirfenidone and nintedanib exhibit additive or synergistic effects when used together, reducing fibrosis and improving lung function. An in vitro assay using human lung cells from healthy donors and IPF patients demonstrates that combination of pirfenidone and nintedanib may provide enhanced efficacy in suppressing the proliferation and differentiation of fibroblasts into myofibroblasts. Studies in murine models of bleomycin-induced pulmonary fibrosis, a widely used preclinical model in pulmonary fibrosis, have shown that oral pirfenidone and nintedanib, when administered together, reduce key markers of fibrosis, such as collagen deposition and TGF-β expression, more effectively than either drug alone. Together, these preclinical findings support the biological rationale for combining pirfenidone and nintedanib to more comprehensively inhibit fibrotic pathways implicated in disease progression.

Data from the INJOURNEY Phase 4 open-label, 12-week exploratory trial of oral nintedanib and oral pirfenidone in patients with IPF also showed the combination reduced lung function decline more than oral nintedanib alone. Reductions in fibrosis-related biomarkers, such as surfactant protein D and Krebs von den Lungen-6 were observed, further suggesting potential additive effects of the combination therapy.

Change in FVC Across Oral Nintedanib Only and Oral Pirfenidone + Nintedanib Combination at Week 12

Source: Adapted from Vancheri et al., 2018

Clinically, the combination approach is limited by the oral agents’ additive side effect profiles. As shown in the table below, the most common AEs with the oral combination were nausea, and diarrhea, each of which affected about 40% of patients, followed by vomiting and fatigue. Elevated liver enzyme levels were reported in about 20% of patients receiving combination therapy. In the nintedanib monotherapy cohort, similar AEs were observed, including diarrhea, nausea and vomiting, but with lower rates than seen with the combination. Liver enzyme elevations were also less frequent than in the combination group. These AEs led approximately a third of patients in the combination group to discontinue treatment during a 12-week study period.

Adverse Events Across Oral Nintedanib Monotherapy and Oral Pirfenidone + Nintedanib Combination

Source: Vancheri et al., 2018

Data are shown as n (%) of patients with at least one such adverse event.

* Adverse events reported in greater than 10% of patients in either treatment group by preferred term in the Medical Dictionary for
Regulatory Activities (MedDRA)

† An adverse event that resulted in death, was life threatening, required hospitalization or prolongation of hospitalization, resulted in persistent or significant disability or incapacity, was a congenital anomaly or birth defect, or was deemed serious for any other reason.

While the combination of pirfenidone and nintedanib is an opportunity to enhance therapeutic effects, challenging systemic side effects have limited the clinical feasibility of oral combinations.

Our data to date from clinical trials of AP01 and AP02 have demonstrated favorable safety, tolerability, and PK profiles for each agent with potential for higher or lower dosing regimen, providing a solid foundation and critically reducing risk that supports continued development of AP03.

Development and Regulatory Strategy for AP03

We are actively advancing manufacturing activities to support the initiation of a Phase 1 clinical trial of AP03 , pending alignment with regulatory authorities. These efforts are focused on validating the safety and PK profiles of the fixed-dose combination, paving the way for future clinical development. Importantly, under the FDA’s combination product guidance, pivotal studies must demonstrate the combination is superior to its monotherapy components, requiring the robust clinical development of each of the monotherapy components. This means AP03 will need to be compared against its individual AP01 and AP02 components in late-stage trials, following a development pathway similar to ADVAIR®, SYMBICORT®, BEVESPI®, and BREZTRI®.

Our ongoing nonclinical research leverages a precision cut lung slice, or PCLS, ex vivo model of human explanted lungs from patients with IPF to evaluate drug levels for the two monotherapy components, as well as their fixed-dose combination. While the initial assumption is that the AP03 dose will consist of the two monotherapy doses combined, it is possible that the combination may allow for dose reductions due to synergistic effects. Nonclinical data are expected to inform dose selection and delineate the contribution of each component for the planned Phase 1 and subsequent Phase 2 clinical trials, an essential element of the FDA’s recommendations for combination products.

By combining two antifibrotic agents with distinct mechanisms of action into a single inhaled formulation, AP03 has the potential to set a new standard of care for patients with pulmonary fibrosis, offering enhanced efficacy, improved tolerability, and improved patient experience.

Pipeline Expansion

ILDs encompass more than 200 diseases, many of which lack any approved treatments. We believe there is a compelling market opportunity for a company focused on enhancing the treatment paradigm for ILDs, particularly those characterized by lung fibrosis, and the tremendous value our approach could unlock.

We have identified numerous molecules that could be adapted for inhaled delivery to address a broad range of conditions. Candidate selection is guided by biological relevance to fibrotic pathways, feasibility of lung-targeted delivery, and the availability of clinical or safety data to support efficient development. By leveraging de-risked molecules with established safety and efficacy profiles, and applying innovative inhaled delivery technologies, we intend to maximize therapeutic benefits for patients, families, and caregivers.

Our decision-making will be guided by data from our ongoing and planned clinical programs and through engagement with the scientific and patient communities. Insights from ATLAS, for example, suggest that AP01 may play a key role in addressing early-stage fibrosis, as evidenced by the observed reduction in ground-glass opacities, which is linked to inflammatory cascades that drive fibrosis. These data indicate the potential for AP01 to treat pre-fibrotic conditions, such as interstitial lung abnormalities or connective tissue diseases like RA-ILD, where severe inflammation often progresses into fibrosis. By intervening early, our inhaled therapies might not only slow disease progression but also delay or prevent it entirely, preserving lung function in a range of high-risk populations.

By integrating data-driven insights with our expertise in ILDs and inhaled drug development, we are well-positioned to build a robust and diversified pipeline that targets the underlying mechanisms of disease. This approach reflects our commitment to meaningfully improve care for patients and addressing critical gaps in the treatment landscape for rare respiratory diseases.

Competition

While there is no cure for pulmonary fibrosis, there are three FDA-approved therapies to treat pulmonary fibrosis: pirfenidone, or ESBRIET®, marketed by Legacy Pharma Inc. and Genentech/Roche; nintedanib, or OFEV®, marketed by Boehringer Ingelheim; and nerandomilast, or JASCAYD®, marketed by Boehringer Ingelheim. In addition, there are a number of companies developing drug candidates for pulmonary fibrosis utilizing approaches with various mechanisms of action including but not limited to United Therapeutics, Bristol-Meyers Squibb, Insmed, Celea Therapeutics, Vicore Pharma, Endeavor Biomedicines, Contineum Therapeutics, Eli Lilly and Company in collaboration with Mediar Therapeutics, Boehringer Ingelheim, Insilico Medicine, MannKind, Syndax Pharmaceuticals, Roche, Calluna Pharma, and Rein Therapeutics. All of the companies in active clinical development of novel mechanisms of action allow patients to remain on background oral antifibrotics. We aim to improve safety, tolerability, and efficacy of the standard of care agents by leveraging our inhaled delivery system that allows for direct delivery to the lungs. In the future, we envision any approved novel mechanism of action to be used in combination with our inhaled background standard of care. Given these factors, we believe that our portfolio is advantageously positioned relative to competitive agents on the market or in clinical development.

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patents intended to cover our product candidates, their methods of use, and any other aspects of inventions that are commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

We plan to continue to expand our intellectual property estate by filing patent applications directed to formulations, methods of treatment and patient selection created or identified from our ongoing development of our product candidates. Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents and other proprietary rights, preserve the confidentiality of our trade secrets and operate without infringing or otherwise violating the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We seek to obtain domestic and international patent protection, and endeavor to promptly file patent applications for new commercially valuable inventions.

The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and patent scope can be reinterpreted by the courts after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.

Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by any of our owned or licensed patents or pending patent applications. A discussion of risks relating to intellectual property is provided under the section titled “Risk Factors – Risks Related to Our Intellectual Property.”

Patents

As of January 15, 2026, our owned patent portfolio included over 10 issued U.S. patents, over 10 pending U.S. patent applications, over 70 granted foreign patents, and over 50 pending foreign patent applications.

AP01 (Pirfenidone)

In regards to AP01, we own two patent families with claims directed to aqueous formulations of pirfenidone which includes 6 granted U.S. patents, 2 pending U.S. patent applications, 5 pending foreign patent applications, and over 45 granted foreign patents in various jurisdictions, such as Australia, Canada, a European patent validated in over 20 counties, a European patent validated in over 5 countries, Japan, and New Zealand, where the patents and patent applications, if issued, are expected to expire between January 2032 and July 2033, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a patent family with claims directed to additional formulations of pirfenidone, which includes 5 granted U.S. patents, 1 pending U.S. patent applications, 4 pending foreign patent applications, and over 10 granted foreign patents in various jurisdictions, such as Australia, Canada, a Unitary European patent also validated in 4 countries, Japan, and New Zealand, where the patents and patent applications, if issued, are expected to expire in January 2035, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We own a patent family with drug (pirfenidone)-device claims, which includes 2 pending U.S. patent applications and 10 pending foreign patent applications, where the patents and patent applications, if issued, are expected to expire in September 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

AP02 (Nintedanib)

We own a patent family with claims directed to tyrosine kinase inhibitors which includes 1 granted U.S. patent, 3 pending U.S. patent applications, 8 pending foreign patent applications, and over 5 granted foreign patents in various jurisdictions, such as Canada, a Unitary European patent also validated in 2 countries, Japan, and New Zealand, where the patents and patent applications, if issued, are expected to expire in July 2034, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We also own a patent family with claims directed to formulations of nintedanib which includes 2 granted U.S. patents, 1 pending U.S. patent applications, over 10 pending foreign patent applications, and over 5 granted foreign patents in various jurisdictions, such as Australia, Israel, India, Japan, Mexico, and New Zealand, where the patents and patent applications, if issued, are expected to expire in August 2039, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We also own a patent family with claims directed to dry powder formulations of nintedanib which includes 2 pending U.S. patent applications and over 10 pending foreign patent applications, where the patents and patent applications, if issued, are expected to expire in May 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We also own three pending U.S. provisional patent applications, where patent applications claiming priority to these applications, if issued, are expected to expire in March 2046, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Material Agreements

On April 3, 2017, our predecessor, Genoa Pharmaceuticals, Inc., entered into a license agreement, or the PARI License Agreement, with PARI Pharma GmbH, or PARI, to develop and commercialize liquid formulations of pirfenidone, certain N-aryl-pyridones, and combinations thereof, or Licensed Products, for pulmonary delivery exclusively using PARI’s proprietary nebulizer that is based on the eFlow® Technology, or the Device. We also receive an option to expand our license grant to include PARI’s closed system nebulizer based on a perforated vibrating membrane technology and includes the mixing chamber and valve system, or eFlow® Technology Nebulizer, and PARI agreed to discuss options to include certain other drug products of interest to us under such licenses.

Under the terms of the PARI License Agreement, we are solely responsible for the development of Licensed Products. PARI continues to conduct certain development and feasibility work, including at our request upon mutual consent, on the Device and certain accessories thereto, or Device Accessories, under one or more development plans. We are responsible for the costs of such work that are specific to our Licensed Products, but not those that are related to general development of the Device. PARI controls manufacturing and regulatory activities related to the Device and the Device Accessories, provided that we control regulatory activities related to the Device and/or the Device Accessories as a combination product together with Licensed Products. We have exclusive rights to commercialize the Device (whether individually or together with the Device Accessories) for pulmonary delivery with Licensed Products, provided that we have agreed to use commercially reasonable efforts to develop, obtain regulatory approval for, and commercialize at least one product using the Device for pulmonary delivery of Licensed Products.

As partial consideration for the rights and licenses under the PARI License Agreement, we paid to PARI a non-refundable upfront payment of €400,000. As partial consideration for the rights and licenses under the PARI License Agreement, we are also required to pay certain milestone payments upon the achievement of certain development and regulatory milestones, up to an aggregate low-mid single‑digit million‑euro amount for products using the Device and, separately, up to an aggregate total mid single‑digit million‑euro amount for products using PARI’s closed system eFlow® Technology Nebulizer, if we exercise such option. We also are obligated to pay to PARI mid-single digit royalties on net sales of Licensed Products, on a country-by-country basis, subject to standard reductions. A single, annual minimum royalty payment, ranging from $0.0 million to mid single‑digit million‑USD amount depending on the year of sale and whether the Device or PARI’s closed system eFlow® Technology Nebulizer is used, is payable by us to PARI for each year of sales of Licensed Products in at least one specified major market. Under the PARI License Agreement, if, following the first commercial sale of a Licensed Product in a major market, we decide to no longer exclusively use the Device, then we may elect to either continue to pay royalties (including annual minimum royalties) or to terminate the PARI License Agreement and pay to PARI a one-time lump sum payment ranging from low single‑digit million‑USD amounts to a mid‑teen million‑USD amount, depending on the proximity of the date of such termination to such first commercial sale.

Under the PARI License Agreement, we receive an exclusive, sublicensable, transferable, in each case subject to certain conditions, royalty-bearing license under certain of PARI’s and its affiliates’ owned or controlled patents, know-how, information and improvements to exploit the Device for exclusive use with Licensed Products. We also receive a non-exclusive, sublicensable, transferable, in each case subject to certain conditions, royalty-free license under such intellectual property owned or controlled by PARI or its affiliates to exploit the Device Accessories that are owned or controlled by PARI for exclusive use with the Device solely for use with Licensed Products. Notwithstanding the licenses we are granted, our licenses under the patents licensed to PARI by a third-party are non-sublicensable, but PARI agrees to grant a direct sublicense under such patents to any potential sublicensee we request. Under the PARI License Agreement, we and PARI grant to the other certain rights of references solely for regulatory purposes. We also grant to PARI a perpetual, worldwide, non-exclusive, sublicensable, transferable, fully paid-up, royalty-free license under intellectual property related to Licensed Products that are developed by us or our affiliates or PARI or its affiliates under the PARI License Agreement to exploit such licensed intellectual property as it relates to the use of any PARI nebulizer (including the Device) or any Device Accessory for any use during the term of the PARI License Agreement other than pulmonary delivery of the related Licensed Product, and for any use thereafter.

PARI agreed under the PARI License Agreement that, during the term of the PARI License Agreement, neither PARI nor any of its affiliates would itself exploit or license or grant to or affirmatively facilitate any third party in exploiting the Device for pulmonary delivery of Licensed Products. PARI’s non-compete obligations are discontinued in certain European countries in which we fail to submit for marketing approval within 18 months of receiving regulatory approval by FDA or in which we fail to continue to use commercially reasonable efforts to seek regulatory approval after filing. We agreed under the PARI License Agreement that we would not develop, copy, make or have made, make derivative works of, or seek regulatory approvals for the Device or the Device Accessories as long as PARI fulfills its clinical supply requirements under the supply agreement between PARI and us. The maximum prices for supply by PARI of the Device and the Device Accessories are set forth in the PARI License Agreement, which prices we have amended in two amendments with PARI as our product pipeline has further developed.

Unless earlier terminated, the PARI License Agreement will continue until the end of the royalty term. Either party may terminate the PARI License Agreement upon the other party’s material breach, subject to specified notice and cure provisions. In addition, PARI may terminate the PARI License Agreement immediately if we notify PARI of our election to cease development or commercialization of, or if we fail, without cure, to use commercially reasonable efforts to develop and commercialize, Licensed Products. PARI may also terminate in the event of our bankruptcy. Prior to the first commercial sale of Licensed Products using the Device, we may terminate the PARI License Agreement for any reason upon 60 days’ notice. Following first commercial sale, we may terminate with notice, subject to paying PARI a lump-sum payment.

Upon expiration of the royalty term, all licenses to us become non-exclusive, irrevocable, fully paid-up and royalty free on a country-by-country basis.

On January 23, 2020, we entered into a material transfer agreement with PARI, or the PARI MTA, for the evaluation of PARI’s investigational eFlow® nebulizer systems, or the Investigational Device, and eFlow® nebulizer handsets for delivery purposes with our liquid formulation which contains Imatinib as the sole active ingredient or Nintedanib as the sole active ingredient or Nintedanib in combination with Pirfenidone. We agreed to pay to PARI a technology access fee on a per-control unit or per-nebulizer handset basis. Under the PARI MTA, we receive from PARI a limited non-exclusive license to temporarily maintain and conduct certain evaluation studies using the Investigational Device. Under the PARI MTA, we agree not to file any patent applications or amendments in a manner that make certain disclosures related to PARI confidential information, PARI intellectual property, PARI’s proprietary nebulizer devices, including the Investigational Device unless we enter into a separate license agreement with respect to (i) Nintedanib as the sole active ingredient, or Nintedanib in combination with Pirfenidone, or (ii) Imatinib as the sole active ingredient, with terms substantially similar to the PARI License Agreement. Under the MTA, as amended in 2021, 2023 and 2025, PARI performs certain services on our behalf related to liquid formulation which contains Imatinib as the sole active ingredient or Nintedanib as the sole active ingredient or Nintedanib in combination with Pirfenidone. We pay PARI at an hourly rate and reimburse for expenses. Unless earlier terminated, the PARI MTA continues until December 31, 2027. We may terminate the PARI MTA for any reason upon 30 days’ notice. Either party may terminate the PARI MTA upon the other party’s material breach, subject to specified notice and cure provisions.

On January 1, 2024, we and PARI entered into an option agreement, or the Option Agreement, under which PARI granted us an exclusive option to negotiate a separate license agreement to develop and commercialize our proprietary liquid formulation of nintedanib or our fixed combination of nintedanib and pirfenidone with PARI’s eFlow® Technology Nebulizer on substantially the same terms and conditions as the PARI License Agreement. In consideration of the option grant, we paid a one-time upfront fee of €50,000, and we must pay an annual option fee in the tens of thousands of Euros for each 12 month period following the effective date of the Option Agreement until expiration of the option period or termination of the option. We may exercise our option any time before January 1, 2028 by providing notice in writing to PARI. PARI may terminate the Option Agreement and our option if (i) we fail to pay the option fee on time, (ii) we and PARI fail to execute a license agreement before January 1, 2028 (iii) we and PARI fail to negotiate a license agreement within 6 months following our exercise of the option, (iv) we give PARI written notice during the option period that we are no longer interested in negotiating the license agreement, or (v) we commence a clinical trial for inhaled delivery of our proprietary liquid formulation of nintedanib or our fixed combination of nintedanib and pirfenidone without use of the optioned device. Either party may terminate the Option Agreement upon the other party’s material breach, subject to notice and cure procedures. Either party may also terminate the Option Agreement if the PARI License Agreement or PARI MTA is terminated for breach by the other party.

Government Regulation

The FDA and comparable regulatory authorities in federal, state and local jurisdictions and in other foreign countries impose extensive requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities extensively regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, packaging, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of drugs. The process of obtaining regulatory approvals in the U.S. and in foreign countries and jurisdictions, along with subsequent compliance with applicable federal, state, local and foreign statutes and regulations, requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant and/or sponsor to a variety of sanctions. For example, failure to comply with the applicable U.S. requirements may result in administrative or judicial sanctions including refusal by FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

Review and Approval of Drugs in the United States

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations.

The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

•
completion of extensive nonclinical, or preclinical, laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practice, or GLP, regulations;
•
submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually and when certain changes are made;
•
approval by an institutional review board, or IRB, or independent ethics committee, or IEC, at each clinical site before each trial may be initiated at that site;
•
performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practices, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational drug product for each proposed indication;
•
preparation and submission to the FDA of an NDA after completion of all pivotal trials, together with the payment of application user fees, as applicable;
•
a determination by the FDA within 60 days of its receipt of an NDA to accept the marketing application for review;
•
satisfactory completion of an FDA advisory committee review, if applicable;
•
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product is produced to assess compliance with current Good Manufacturing Practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;
•
satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and
•
FDA review and approval of the NDA.

Preclinical Studies

Before testing any drug product candidate, including our product candidates, in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of the product’s chemistry, purity, toxicity, formulation, and stability as well as in vitro and animal studies to assess potential safety and efficacy and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety and toxicology studies.

The IND and IRB Process

Prior to beginning the first clinical trial with a product candidate in the U.S., we must submit an IND to the FDA. An IND sponsor must submit a protocol for each clinical trial, the results of the preclinical tests, manufacturing information, analytical data and any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to grant an exemption that allows an unapproved drug to be shipped in interstate commerce for use and administration in an investigational clinical trial for humans. The IND must become effective before human clinical trials may begin in the U.S. Some preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing clinical trial. Clinical holds may be imposed by the FDA when there is concern for patient safety, and may be a result of new data, findings or developments in clinical, nonclinical, and/or chemistry, manufacturing and controls or where there is non-compliance with regulatory requirements. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. Following issuance of a clinical hold or partial clinical hold, an investigation (or full investigation in the case of a partial clinical hold) may only resume after the FDA has notified the sponsor that the investigation may proceed. As a result, submission of an IND may not result in the FDA allowing clinical trials to initiate.

A separate submission to an existing IND must also be made for each successive clinical trial to be conducted, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study is conducted in accordance with GCP, including review and approval by an IEC and informed consent from subjects. FDA must be able to validate the data from the study through an on-site inspection if necessary.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review of the study. The IRB is charged with protecting the welfare and rights of trial participants and considers whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects and must monitor the clinical trial until completion. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigator in accordance with GCP requirements, which include the requirement that all research subjects, or their legal representative, provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the exclusion and inclusion criteria, the objectives of the trial, dosing procedures, subject selection, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. As part of an IND, a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA.

Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data and safety monitoring board, or the DSMB, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety or health risk for subjects or other grounds, such as no demonstration of efficacy.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website. Information related to the investigational product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although sponsors are obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for some time. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•
Phase 1: The investigational drug is initially introduced into a limited population of healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion, side effects, and, if possible, to gain an early indication of its effectiveness or determine optimal dosage.
•
Phase 2: The investigational drug is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning Phase 3 clinical trials.
•
Phase 3: The investigational drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk/benefit profile of the product, and to provide adequate information for product approval and labeling of the product. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval on an NDA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, within 15 calendar days after the sponsor determines that the information qualifies for reporting, written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

FDA Review of an NDA Submission and FDA Approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy for the requested indications. FDA must approve an NDA before a drug may be marketed in the U.S. For companies, the marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product for the proposed indication to the satisfaction of the FDA. In most cases, the submission of an NDA is subject to a significant application user fee. Fee exceptions or fee waivers may be obtained under certain limited circumstances.

The FDA conducts a preliminary review of all NDAs within the first 60 days of its receipt, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

During its review of an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA, including drug component manufacturing (such as APIs), finished drug product manufacturing and control testing laboratories. The FDA will not approve an NDA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

In addition, as a condition of approval, or post-approval if it becomes aware of a serious risk associated with the use of the product, the FDA may require the submission of a Risk Evaluation and Mitigation Strategy, or REMS, if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without a REMS, if required. A REMS may include one or more elements, including medication guides, physician communication plans, patient package insert and/or elements to assure safe use, such as special training or certification for prescribing or dispensing, restricted distribution methods, special monitoring, patient registries or other risk minimization tools.

Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA, for a new molecular entity, to review and act on the submission, and six months from the filing date of a new molecular entity NDA with priority review. Accordingly, this review process typically takes 12 months and eight months, respectively, from the date the NDA is submitted to the FDA. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

In addition, under the Pediatric Research Equity Act of 2003, as amended, or PREA, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or the PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

The FDA may refer an application for a novel drug or a drug that presents difficult questions of safety or efficacy to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter generally outlines the deficiencies in the submission and contains a statement of specific conditions that must be met in order to secure final approval of the NDA and it may require additional clinical or preclinical testing in order for FDA to reconsider the application. If a Complete Response Letter is issued, the applicant may resubmit the NDA, addressing all of the deficiencies identified in the letter, withdraw the application, or request a hearing. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug product intended to treat a rare disease or condition, which is generally a disease or condition that affects either (i) fewer than 200,000 individuals in the U.S. or (ii) more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product available in the U.S. for this type of disease or condition will be recovered from sales of the product. A company must request orphan drug designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product is entitled to orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications to market the same product for the same indication for seven years, except in certain limited circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan drug has exclusivity. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if a second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

The FDA has historically taken the position that the scope of orphan exclusivity aligns with the approved indication or use of a product, rather than the disease or condition for which the product received orphan designation. However, in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with this position, holding that orphan-drug exclusivity blocked the FDA’s approval of the same drug for all uses or indications within the same orphan-designated disease. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that the FDA intends to continue to apply its longstanding interpretation of the regulations to all matters outside of the scope of the Catalyst order and will continue tying the scope of orphan drug exclusivity to the uses or indications for which a drug is approved. It is unclear how future litigation, legislation, agency decisions and administrative actions will impact the scope of orphan drug exclusivity.

Expedited Development and Review Programs for Drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs that were intended to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. Some of these programs are referred to as Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients earlier than under standard FDA development and review procedures.

The FDA has a Fast Track designation program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended, whether alone or in combination with one or more other products, to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request that the FDA grant the product Fast Track designation any time before receiving NDA approval but ideally no later than the pre-NDA meeting. Fast Track designation provides increased opportunities for sponsor interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the NDA for a Fast Track designated product on a rolling basis before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. The FDA’s goal for reviewing a Fast Track application does not begin until the last section of the NDA is submitted. Fast Track designation may be lost if the designation is no longer supported by data emerging in the clinical trial process.

Additionally, a drug may be eligible for designation as a Breakthrough Therapy if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The benefits of Breakthrough Therapy designation include the same benefits as Fast Track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Breakthrough Therapy designation comes with all of the benefits of Fast Track designation, which means that the sponsor may file sections of the NDA for review on a rolling basis if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; or taking other steps to design the clinical trials in an efficient manner.

A product may also be eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be demonstrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an NDA for a new molecular entity from the date of filing. If criteria are not met for priority review, the application for a new molecular entity is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

A product may also be eligible for accelerated approval if it treats a serious or life-threatening disease or condition, generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Accelerated approval by the FDA is generally contingent on a sponsor’s agreement to conduct, in an adequate and diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence, and, under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw the product from the market (and withdraw its approval). As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, could result in the FDA’s withdrawal of the approval and require the withdrawal of the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the standards for approval and may not ultimately expedite the development or approval process.

Hatch-Waxman Amendments

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product, known as a reference listed drug, or RLD. ANDAs are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo or other testing.

U.S. Non-Patent Exclusivity

Under the Hatch-Waxman Amendments, the FDA may not approve (or in some cases accept) an ANDA or 505(b)(2) application until any applicable period of non-patent exclusivity for the RLD has expired. Market exclusivity provisions under the FDCA can delay the submission or the approval of certain follow-on applications. The FDCA provides a five-year period of non-patent data exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity, or NCE. A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, the FDA may not accept for review an ANDA, for a generic version of the drug or a 505(b)(2) NDA for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval, until the expiration of five years unless the submission is accompanied by a paragraph IV certification, which states the proposed generic drug will not infringe one or more of the already approved product’s listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the original product approval.

The FDA has previously taken the position that NCE exclusivity is not available for fixed-dose combination products if one of the active moieties in the combination product had been previously approved in a drug product. In October 2014, however, the FDA reversed that position when it issued final guidance stating that an application for a fixed-dose combination product will be eligible for 5-year NCE exclusivity if it contains a drug substance with a single, new active moiety, even if the fixed-combination also contains a drug substance with a previously approved active moiety.

The FDCA also provides three years of market exclusivity for non-NCE NDAs, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity period covers only the conditions of use associated with the new clinical investigations and often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication, but it generally would not protect the original, unmodified product from generic competition. In other words, it does not prohibit the FDA from approving follow-on applications that do not reference the protected clinical data. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of regulatory market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods for all formulations, dosage forms, indications of the active moiety, and listed patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining. The issuance of a Written Request does not require the sponsor to undertake the described clinical trials.

Hatch-Waxman Patent Certification and the 30-Month Stay

In seeking approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Upon approval, each of the patents listed by the NDA sponsor is published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Upon submission of an ANDA or 505(b)(2) NDA, an applicant is required to certify to the FDA concerning any patents listed for the RLD in the Orange Book that:

•
no patent information on the drug product that is the subject of the application has been submitted to the FDA;
•
such patent has expired;
•
the date on which such patent expires; or
•
such patent is invalid, unenforceable or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted.

Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired. If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification the applicant must send notice of the paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. If the drug has NCE exclusivity and the ANDA is submitted four years after approval, the 30-month stay is extended so that it expires seven and a half years after approval of the innovator drug, unless the patent expires or there is a decision in the infringement case that is favorable to the ANDA applicant before then.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent term restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date, provided the sponsor acted with diligence. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days of drug approval. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Regulation of Combination Products in the United States

Certain products may be comprised of components, such as drug components and device components, that would normally be regulated under different types of regulatory authorities, and frequently by different centers at the FDA. These products are known as combination products. Specifically, under regulations issued by the FDA, a combination product may be:

•
a product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;
•
two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products;
•
a drug, or device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, or device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or
•
any investigational drug, or device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

Under the FDCA and its implementing regulations, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The designation of a lead center generally eliminates the need to receive approvals from more than one FDA component for combination products, although it does not preclude consultations by the lead center with other components of FDA. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

A combination product with a drug primary mode of action generally would be reviewed and approved pursuant to the drug approval processes under the FDCA. In reviewing the NDA application for such a product, however, FDA reviewers in the drug center could consult with their counterparts in the device center to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to current GMP requirements applicable to both drugs and devices, including the Quality System, or QS, regulations applicable to medical devices.

Combination Therapy

Combination therapy is a treatment modality that involves the use of two or more drugs to be used in combination to treat a disease or condition. If those drugs are combined in one dosage form, that is known as a fixed-dose combination product and it is reviewed pursuant to the FDA’s Combination Rule at 21 CFR 300.50 (Combination Rule). The Combination Rule provides that two or more drugs may be combined in a single dosage form when each component contributes to the claimed effects and the dosage of each component (amount, frequency and duration) is such that the combination is safe and effective for a significant patient population requiring such concurrent therapy as defined in the labeling for the drug. Similar requirements may be imposed on us by comparable regulatory authorities in other jurisdictions.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling, and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There are also annual prescription drug product program fee requirements for marketed products.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

FDA regulations require that products be manufactured in specific facilities and in accordance with cGMP regulations which require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs and those supplying products, ingredients and components of them are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the U.S. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Other potential consequences include, among other things:

•
restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•
fines, warning letters or clinical holds on post-approval clinical trials;
•
refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or withdrawal of product approvals;
•
product seizure or detention, or refusal to permit the import or export of products;
•
consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•
mandated modification of promotional materials and labeling and the issuance of corrective information;
•
issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; and
•
injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted by a manufacturer and any third parties acting on behalf of a manufacturer only for the approved indications and in a manner consistent with the approved label for the product. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Failure to comply with any of these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those evaluated by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees and/or imposed permanent injunctions under which specified promotional conduct is changed or curtailed.

Review and Approval of Drugs in the European Union

In the EU, the research, development and commercialization of medicinal products are also subject to extensive regulatory requirements. As in the U.S., medicinal products can only be marketed if a marketing authorization, or MA, from the competent regulatory agencies has been obtained.

Clinical Trial Approval

In April 2014, the European Union adopted the Clinical Trials Regulation (EU) No 536/2014, or the Clinical Trials Regulation, which replaced the previous Clinical Trials Directive 2001/20/EC on January 31, 2022. The Clinical Trials Regulation is directly applicable in all European Union Member States, meaning no national implementing legislation in each European Union Member State is required. The legislation aims at simplifying and streamlining the approval of clinical trials in the European Union, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. For instance, the Clinical Trials Regulation provides for a streamlined application procedure for a clinical trial authorization application, or CTA, via a single entry point, rules on the protection of subjects and informed consent, transparency requirements, and strictly defined deadlines for the assessment of clinical trial applications. The transition period under the Clinical Trials Regulation ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the Clinical Trials Regulation.

While the Clinical Trials Directive required a separate CTA to be submitted in each EU Member State in which the clinical trial was to take place, to both the competent national health authority and an independent ethics committee, the Clinical Trials Regulation introduces a centralized process and only requires the submission of a single application for multi-center trials. The Clinical Trials Regulation allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision per Member State. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via Clinical Trials Information System. Once the CTA is approved, clinical study development may proceed.

Drug Review and Approval

In the European Union, medicinal products can only be commercialized after obtaining an MA. There are two types of MA:

The centralized MA, which is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA, or CHMP. A centralized MA is valid throughout the EEA, which is comprised of the Member States of the European Union plus Norway, Iceland and Liechtenstein. The centralized procedure is mandatory for certain types of products, including medicines produced by certain biotechnological processes, advanced therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines), products designated as orphan medicinal products and products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune, and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the European Union, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National MAs, which are issued by the competent authorities of the Member States of the European Union and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the European Union, this national MA can be recognized in another Member State through the mutual recognition procedure. If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the European Union make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and Market Exclusivity

In the European Union, innovative medicinal products approved on the basis of a complete and independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents generic applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic (abbreviated) MA, for eight years from the date on which the reference product was first authorized in the European Union. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic or medicinal product can be placed on the European Union market until the expiration of the market exclusivity. The overall ten-year period may be extended to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company could nevertheless also market another version of the product if such company obtained an MA based on an application with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

PRIME scheme

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist, by, amongst other things, offering early dialogue with, and regulatory support from, the EMA. The scheme is intended to stimulate innovation, optimize development and enable accelerated assessment of PRIority Medicines, or PRIME, by building upon the scientific advice scheme and accelerated assessment procedure offered by EMA. The scheme is voluntary and eligibility criteria must be met for a medicine to qualify for PRIME.

The PRIME scheme is open to medicines under development and for which the applicant intends to submit an initial marketing authorization application through the centralized procedure. Eligible products must target conditions for which there is an unmet medical need (meaning there is no satisfactory method of diagnosis, prevention or treatment in the European Union or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Applicants will typically be at the exploratory clinical trial phase of development, and will have preliminary clinical evidence in patients to demonstrate the promising activity of the medicine and its potential to address, to a significant extent, an unmet medical need. In exceptional cases, applicants from the academic sector or SMEs (small and medium sized enterprises) may submit an eligibility request at an earlier stage of development if compelling non-clinical data in a relevant model provide early evidence of promising activity, and first-in-human studies indicate adequate exposure for the desired pharmacotherapeutic effects and tolerability.

If a medicine is selected for the PRIME scheme, the EMA:

•
appoints a rapporteur from the CHMP or from the CAT to provide continuous support and to build up knowledge of the medicine in advance of the filing of a marketing authorization application;
•
issues guidance on the applicant’s overall development plan and regulatory strategy;
•
organizes a kick-off meeting with the rapporteur and experts from relevant EMA committees and working groups;
•
provides a dedicated EMA contact person; and
•
provides scientific advice at key development milestones, involving additional stakeholders, such as health technology assessment bodies and patients, as needed.

Medicines that are selected for the PRIME scheme are also expected to benefit from the EMA’s accelerated assessment procedure at the time of application for marketing authorization. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Orphan Drug Designation and Exclusivity

A product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the European Union when the application is made or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the European Union to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union or, if such method exists, the product will be of significant benefit to those affected by that condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MA application if the orphan designation has been granted, but not if the orphan designation is still pending at the time the MA application is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Products receiving orphan designation in the European Union can receive ten years of market exclusivity for the authorized orphan indication, during which time the EMA and the competent authorities of the Member States cannot accept or grant a marketing authorization for the same therapeutic indication in respect of a “similar medicinal product”, subject to certain exceptions. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. However, an MA may be granted to a similar medicinal product for the same indication as an authorized orphan product during the ten-year exclusivity period with the consent of the MA holder for the original orphan medicinal product or if the marketing authorization holder for the original orphan medicinal product is unable to supply sufficient quantities of such product. Marketing authorization may also be granted to a similar medicinal product for the same indication as an authorized orphan product if the second applicant can establish that its product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. The market exclusivity period may also be extended by two additional years in connection with pediatric development under certain circumstances.

The aforementioned European Union rules are generally applicable in the EEA, which consists of the European Union Member States, plus Iceland, Liechtenstein and Norway.

Reform of the Regulatory Framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the European Union for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval. A common position on the text has been agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted, and are not expected to become applicable before 2028.

Regulation of Combination Products in the European Union

The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. EU guidance has been published to help manufacturers select the right regulatory framework. In the case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (i.e. where the medicinal product and the device do not form a single product which is intended exclusively for use in the given combination and which is not reusable, such as a pre-filled syringe), the medicinal product is regulated in accordance with the aforementioned rules while the device part is regulated as a medical device and will have to comply with all the applicable requirements set forth by Regulation (EU) 2017/745, or the Medical Devices Regulation (which became applicable on May 26, 2021 and repealed the EU Council Directive 93/42/EEC, or the Medical Devices Directive).

The characteristics of non-integral devices used for the administration of medicinal products may impact the quality, safety and efficacy profile of the medicinal products. To the extent that administration devices are co-packaged with the medicinal product or, in exceptional cases, where the use of a specific type of administration device is specifically provided for in the product information of the medicinal product, additional information may need to be provided in the MAA for the medicinal product on the characteristics of the medical device(s) that may impact on the quality, safety and/or efficacy of the medicinal product. The requirements regarding quality aspects for medical devices used in combination with medicinal products (including integral, co-packaged, or separately obtained devices referenced in the product information), are outlined in an EMA guideline which came into effect on January 1, 2022.

For a manufacturer to affix a CE mark to a medical device in accordance with the Medical Devices Regulation, the device must meet the relevant general safety and performance requirements laid down in Annex I of the Medical Devices Regulation. The most fundamental requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. To demonstrate compliance with the general safety and performance requirements laid down in Annex I to the Medical Devices Regulation, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product, and post-market experience in respect of similar products already marketed. For most medical devices (except certain, low risk, class I medical devices), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU countries to assess the conformity of devices before being placed on the market. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence.

The aforementioned EU rules are generally applicable in the EEA.

Fixed-Dose Combination Guideline

As with the FDA, the EMA has also issued guidelines to address review and approval of fixed-dose combination products. The EMA guideline on clinical development of fixed combination medicinal products came into force on October 1, 2017. The basic scientific requirements for any fixed combination medicinal product are justification of the pharmacological and medical rationale for the combination, and establishment of the evidence base for the relevant contribution of all active substances to the desired therapeutic effect (efficacy and/or safety) and a positive benefit-risk for the combination in the targeted indication. For products that involve initial combination of two active ingredients, the EMA has indicated that the design of clinical efficacy/safety studies to support a fixed combination medicinal product application for initial treatment will depend on its rationale, specifically to achieve superior efficacy or improved safety compared to use of the single active substances. In situations when it has been established that monotherapy will not be adequate, appropriate or ethical to reach the desired therapeutic effect, initial use of combination therapy should be easily justified (e.g., HIV).

Brexit and the regulatory framework in the United Kingdom

Following the end of the Brexit transition period on January 1, 2021 and the implementation of the Windsor Framework on January 1, 2025, the UK is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK, however, new legislation such as the EU Clinical Trials Regulation is not applicable in the UK.

As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, is the UK’s standalone medicines and medical devices regulator. On January 1, 2025 a new arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines.

The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which are derived from the EU Clinical Trials Directive, as implemented into UK national law through secondary legislation. In April 2025, the UK introduced the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2025. The Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2025 will take full effect from April 28, 2026, and aim to create a streamlined, risk-proportionate system that accelerates approvals while maintaining robust safety standards. In addition, in October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.

In order to obtain a UK marketing authorization to commercialize medicinal products in the UK, an applicant must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures. The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, a 150-day assessment procedure (subject to clock-stops) and a rolling review procedure. In addition, since January 1, 2024, the MHRA introduced a new International Recognition Procedure, or IRP, which enables the MHRA when reviewing certain types of marketing authorization applications to take into account the expertise and decision-making of trusted regulatory partners (e.g. the medicines regulatory authorities in Australia, Canada, Switzerland, Singapore, Japan, the U.S.A. and the EMA in the EU). The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust.

There is no pre-marketing authorization orphan designation in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as in the EU, but have been tailored for the market, i.e., the prevalence of the condition in the UK, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in the UK.

Other U.S. Healthcare Laws and Compliance Requirements

Healthcare providers, including physicians, and third-party payors play a significant role in determining what drug products are used by patients. Our current and future arrangements with healthcare providers, third party payors, patients and other parties within the healthcare industry as well as our business operations more generally may implicate broadly applicable fraud and abuse and other healthcare laws and regulations. Within the U.S., restrictions under applicable federal and state healthcare laws and regulations, including certain laws and regulations applicable only if we have marketed products, include the following:

•
the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the anti-kickback statute or specific intent to violate it in order to have committed a violation;
•
the federal False Claims Act, or FCA, which imposes criminal and civil penalties on individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government and actions under the FCA may be brought by private whistleblowers as well as the government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the FCA;
•
the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program;
•
the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also establishes requirements related to the privacy, security, and transmission of individually identifiable health information which apply to many healthcare providers, physicians and third-party payors with whom we interact;
•
the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•
the FDCA, which, among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use and regulates the distribution of samples;
•
federal laws, such as the Medicaid Drug Rebate Program, that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under governmental healthcare programs;
•
federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
•
the so-called federal “sunshine law” or Open Payments which requires manufacturers of drugs, devices, biologics, and medical supplies to report to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to teaching hospitals, physicians, and other healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members; and
•
analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non- governmental third-party payors, including private insurers, and state laws which regulate interactions between pharmaceutical companies and healthcare providers, require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, require pharmaceutical companies to report information on transfers of value to other healthcare providers, marketing expenditures or pricing information and/or require licensing of sales representatives. State laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain.

Given the breadth of the laws and regulations and narrowness of any exceptions, limited guidance for certain laws and regulations and evolving government interpretations of the laws and regulations, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in federal and state funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, diminished profits and future earnings, reputational harm and the curtailment or restructuring of our operations, any of which could harm our business.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, exclusion from participation in governmental healthcare programs, disgorgement, fines or imprisonment.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been and continue to be significant legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates that we may develop, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2020, or ACA, substantially changed healthcare financing and delivery by both governmental and private insurers.

Among the ACA provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•
Increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price;
•
Required collection of rebates for drugs paid by Medicaid managed care organizations;
•
Required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D (a requirement later replaced under the Inflation Reduction Act of 2022, or IRA, by the Medicare Part D manufacturer discount program); and
•
Imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Both the Trump administration and Congress have indicated that they will continue to seek new legislative and executive measures to control drug costs.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

•
The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year that remain in effect through 2031.
•
The U.S. American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
•
The American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.
•
Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers were further reduced starting in 2025 absent further legislation.

•
The IRA also includes several provisions that will impact our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, impose new manufacturer financial liability on all drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program (regardless of the number of orphan designations) provided that the drug is only approved for rare disease indications. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA's Medicare drug price negotiation program. The effect of IRA on our business and the healthcare industry in general is not yet known.
•
The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to apply significant funding pressure on state Medicaid budgets, decrease the number of persons enrolled in Medicaid, and reduce the services covered by Medicaid.

Further, the Trump Administration has issued several Executive Orders in 2025 that could have an impact on the prices that we, or any collaborators, may receive for any approved products. On April 15, 2025, President Trump signed an executive order that included directives to the federal government to lower drug prices, including directing HHS to issue updated IRA drug price negotiation guidance, eliminating the so-called “pill penalty” under the IRA that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation, and evaluating the role of pharmacy benefit managers. The Trump Administration may pursue new or different drug pricing, trade, social, and other policy objectives from prior administrations, which introduces further uncertainty as to how future legislative or regulatory changes may impact our business. On May 12, 2025, President Trump signed an executive order directing the Secretary of HHS to set and communicate most-favored-nation, or MFN, price targets to manufacturers and propose a rulemaking plan to impose MFN pricing if “significant progress” is not made, and also directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. The executive order states that the Administration will take additional action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the MFN lowest price. In July 2025, President Trump sent letters to 17 pharmaceutical companies demanding that these companies extend MFN pricing to Medicaid and newly launched drugs as well as move to direct-to-consumer models priced at MFN pricing, and soliciting binding commitments by September 29, 2025. Since this time, multiple drug manufacturers have announced plans to, for certain of their drugs, lower prices to reflect similar pricing around the world, and to sell these reduced-price drugs on a direct-to-consumer purchasing platform that is yet to be developed by the federal government, though it is not known what results will occur to the extent the recipients of these letters do not reduce their U.S. prices.

Consistent with these policy initiatives, in December 2025, CMS released proposed rules that would operationalize MFN-based pricing concepts through new federal reimbursement models, including the Global Benchmark for Efficient Drug Pricing, or GLOBE, Model for Medicare Part B and the Guarding U.S. Medicare Against Rising Drug Costs, GUARD, Model for Medicare Part D. As proposed, these models would apply to certain qualifying single-source drugs or biologics and would require manufacturers to make additional payments or rebates based on international reference pricing benchmarks, subject to specified eligibility and spending thresholds. CMS has indicated that GLOBE would begin a multi-year performance period starting in October 2026 and GUARD would begin in 2027, although these models remain subject to further rulemaking and potential legal or policy challenges.

In addition, CMS announced in 2025 the GENEROUS Model, launching in 2026, which will allow participating state Medicaid programs to purchase certain drugs at internationally-aligned prices through CMS-negotiated agreements with manufacturers, potentially impacting Medicaid reimbursement and pricing.

The Trump Administration may pursue new or different drug pricing, trade, social, and other policy objectives from prior administrations, which introduces further uncertainty as to how future legislative or regulatory changes may impact our business.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our potential product candidates. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Coverage and Reimbursement

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•
a covered benefit under its health plan;
•
safe, effective and medically necessary;
•
appropriate for the specific patient;
•
cost-effective; and
•
neither experimental nor investigational.

In the U.S., there is no uniform policy of coverage and reimbursement for products among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford our product candidates, if approved, and so will significantly affect our ability to successfully commercialize any such product candidates.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Coverage may not be available for any product that we commercialize or may be subject to controls imposed by third party payors to manage utilization (e.g., requiring specific approval for use of a product in a particular patient for coverage). Even if coverage is available, the resulting reimbursement payment rates may not be adequate or may require patient out-of-pocket costs that patients find unacceptably high. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Additionally, we, or our collaborators, will be required to obtain coverage and reimbursement for any companion diagnostic tests developed separate and apart from the coverage and reimbursement we may seek for our product candidates, once approved.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the U.S. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or requested by private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

There can be no assurance that our product candidates, even if they are approved for sale in the U.S. or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, or that coverage and an adequate level of reimbursement will be available or that third-party payors’ reimbursement policies will not adversely affect our ability to sell our product candidates profitably.

Data Privacy and Security Laws

In the ordinary course of business, we collect, transmit, store, use, disclose, transfer, maintain and otherwise process sensitive information, including personal data. Accordingly, we are, or may be become, subject to numerous data protection, privacy, and security obligations, including global, federal, state, and local laws, rules, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations related to data protection, privacy, and security. Similarly, these legal requirements may apply to the operations of our partners with which we exchange personal data or otherwise do business. More specifically, in the U.S., numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, protection, and other processing of health-related and other personal information. In addition, certain foreign laws and regulations govern the privacy and security of personal data, including health-related data. Data protection, privacy and security laws, regulations and other obligations are constantly evolving, and may conflict with each other to complicate compliance. These data protection, privacy, and security laws and regulations impose significant and complex compliance obligations on entities that are subject to those laws, as more fully discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Facilities

Our corporate headquarters are located in Boston, Massachusetts, where we sublease and occupy approximately 8,774 square feet of office space. Our Boston sublease expires in January 2029, with the option to extend for an additional three years.

We believe our existing facilities in Boston are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Employees and Human Capital Resources

As of December 31, 2025, we had 50 full-time employees. Within our workforce, 31 employees are engaged in research and development and 19 are engaged in business development, finance, legal, and general management and administration. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers:
Lyn Baranowski	50	Chief Executive Officer and Director
Douglas Carlson	47	Chief Financial Officer and Chief Business Officer
Melissa Rhodes, Ph.D., D.A.B.T	48	Chief Operating Officer
Howard M. Lazarus, M.D., FCCP	60	Chief Medical Officer
Non-Employee Directors:
Heather Turner	52	Director and Board Chair
Tiba Aynechi, Ph.D.	50	Director
Jill Carroll	50	Director
David Friedman, M.D.	50	Director
Gianna Hoffman-Luca, Ph.D.	41	Director
Erin Lavelle	48	Director
Jonathan Leff, M.D.	68	Director
Ketan Patel, M.D.	49	Director

(1)
Member of the compensation committee.
(2)
Member of the nominating and corporate governance committee.
(3)
Member of the audit committee.

Executive Officers

Lyn Baranowski. Ms. Baranowski has served as our President and Chief Executive Officer and as a member of our board of directors since October 2022. Prior to joining us, Ms. Baranowski served as Chief Operating Officer of Altavant, from its formation in October 2018 until October 2022. At Altavant, Ms. Baranowski oversaw the development of therapies for rare respiratory diseases and contributed to the company’s $3 billion acquisition by Sumitomo Dainippon in 2019. Prior to Altavant, Ms. Baranowski served as Senior Vice President, Corporate Development & Strategy at Melinta Therapeutics, LLC (formerly, Nasdaq: MLNT) from August 2013 to July 2018. From May 2011 to August 2013, Ms. Baranowski served as Vice President of Commercial Development at Pearl Therapeutics, Inc., which successfully developed a portfolio of inhaled respiratory medicines that led to its $1.15 billion acquisition by AstraZeneca. Ms. Baranowski also served as Vice President at a healthcare-focused venture capital firm based in New York, and served in senior roles in business development, marketing, and public affairs at Novartis Pharmaceuticals in both the U.S. and Switzerland. Throughout her career, Ms. Baranowski has played pivotal roles in the development and commercialization of market-shaping therapies, including BREZTRI®, BEVESPI®, XOLAIR®, TOBI®, RECLAST®, and BAXDELA®, and has helped companies she worked for raise over $750 million in private and public financings. Ms. Baranowski served as a member of the Board of Directors of Rani Therapeutics Holdings, Inc. (Nasdaq: RANI) from November 2021 to May 2023 and serves on the Board of Advisors for Life Science Cares and is a key member of the planning committee for the American Thoracic Society’s Respiratory Innovation Summit. Ms. Baranowski holds an M.B.A. from Harvard Business School and a B.A. from American University. Our board of directors believes that Ms. Baranowski is qualified to serve as a member of our board of directors because of her extensive experience and leadership in the biopharmaceutical industry and her role as our company’s chief executive officer.

Douglas Carlson. Mr. Carlson has served as our Chief Financial Officer and Chief Business Officer since May 2024. Prior to joining us, Mr. Carlson served as the Chief Operating and Financial Officer of Avenge Bio, Inc. from February 2022 to May 2024. Prior to that, he served as Chief Operating and Financial Officer of Ikena Oncology, Inc.,

or Ikena, (Nasdaq: IKNA) from February 2021 to February 2022 and Chief Financial Officer from January 2019 to February 2021. Prior to Ikena, Mr. Carlson held roles of increasing responsibility at Collegium Pharmaceutical (Nasdaq: COLL), including as Vice President, Commercial Operations, Corporate Strategy & Business Development from March 2013 to January 2019. Prior to joining Collegium, Mr. Carlson was Senior Director of Business Development at BTG International, Inc. (LSE: BTG), or BTG, a publicly-traded, international specialist healthcare company, where he was responsible for global specialty pharmaceutical M&A and licensing, from August 2011 to March 2013. Prior to BTG, Mr. Carlson was Senior Director and Head of Business Development for Lundbeck Inc., or Lundbeck, the U.S. Headquarters of H. Lundbeck A/S, from December 2009 to August 2011. Prior to Lundbeck, Mr. Carlson was Director of Corporate Development and M&A at Ovation Pharmaceuticals, Inc., or Ovation, where he played an integral role in the sale of Ovation to H. Lundbeck A/S in March 2009. Prior to Ovation, Mr. Carlson was an Associate in the healthcare group at Pequot Ventures, the venture capital arm of Pequot Capital Management, Inc. Mr. Carlson began his career in the healthcare investment banking group of Cowen. Mr. Carlson holds a B.A. from Trinity College in Hartford, Connecticut.

Melissa Rhodes, Ph.D., D.A.B.T. Dr. Rhodes has served as our Chief Operating Officer since September 2023. Prior to joining us, Dr. Rhodes served in various roles at Kriya Therapeutics, Inc. from February 2020 to July 2023, most recently as President & Chief Development Officer, Metabolic Diseases & Neurology. From February 2019 to February 2020, Dr. Rhodes served as Chief Development Officer at Aerami Therapeutics, Inc., which focused on the delivery of inhaled medicines. Dr. Rhodes completed her Ph.D. at Duke University, focusing on pharmacology and toxicology, and is a Diplomate of the American Board of Toxicology and received a B.S. from North Carolina State University.

Howard M. Lazarus, M.D., FCCP. Dr. Lazarus has served as our Chief Medical Officer since August 2023. Dr. Lazarus formerly served as the Chief Medical Officer of Enzyvant Therapeutics, Inc. from December 2022 to July 2023, and Chief Medical Officer of Altavant from February 2020 to November 2022, after its acquisition by Sumitomo Dainippon in 2019. In this role, he was responsible for developing and implementing the clinical development plans for candidates addressing pulmonary arterial hypertension and chronic lung allograft dysfunction. Prior to Altavant, Dr. Lazarus has held senior roles in clinical development and medical affairs teams at Boehringer Ingelheim and Gilead Sciences. Dr. Lazarus holds a B.Sc. and an M.D. from McGill University and he completed his internal medicine training at Boston University. His fellowship training in pulmonary and critical care medicine was obtained at the University of California, San Diego. He is a fellow of the American College of Chest Physicians and a member of the American Thoracic and European Respiratory Societies.

Non-Executive Directors

Heather Turner Ms. Turner has been the chair of our board of directors since October 2024. Ms. Turner has served as Chief Executive Officer of LB Pharmaceuticals Inc. (Nasdaq: LBRX), a clinical-stage biopharmaceutical company since November 2024. Prior to joining LB Pharmaceuticals, Ms. Turner was President and Chief Executive Officer of Carmot Therapeutics Inc., or Carmot (acquired by Roche) from January 2023 to June 2024 and Chief Operating Officer from September 2022 to December 2022. Prior to Carmot, Ms. Turner served as Chief Legal Officer at Lyell Immunopharma, Inc. from April 2019 to May 2022. Prior to Lyell, Ms. Turner served as Executive Vice President, General Counsel and Secretary of Sangamo Therapeutics, Inc. (Nasdaq: SGMO), a publicly-traded gene therapy and gene editing company, from February 2018 to March 2019, and served as Executive Vice President, General Counsel, Secretary, and Head of Portfolio Strategy at Atara Biotherapeutics, Inc. (Nasdaq: ATRA), or Atara, a publicly-traded allogeneic cell therapy company, from September 2016 to February 2018 and as Vice President and General Counsel of Atara from June 2015 to September 2016. Prior to that, Ms. Turner served as General Counsel and Secretary at Orexigen Therapeutics, Inc. a company focused on metabolic diseases, from June 2007 to June 2015. Ms. Turner has served as a member of the board of directors of Terns Pharmaceuticals, Inc. (Nasdaq: TERN), a clinical-stage biopharmaceutical company, since November 2024. Ms. Turner started her career at Cooley LLP as a corporate securities associate. Ms. Turner received her J.D. from UCLA School of Law and her B.A. in Environmental Studies from the University of California, Santa Barbara. Our board of directors believes that Ms. Turner’s extensive experience as an executive and director of companies in the biopharmaceutical industry provides her with the qualifications to serve on our board of directors.

Tiba Aynechi, Ph.D. Dr. Aynechi has been a member of our board of directors since March 2017. Since December 2021, Dr. Aynechi has been a General Partner at Norwest Venture Partners, a venture and growth equity investment firm. Prior to Norwest, from March 2010 through joining Norwest, Dr. Aynechi was a senior partner at Novo Ventures (US) Inc., or Novo Ventures. Prior to joining Novo Ventures, Dr. Aynechi was employed by Burrill & Company, a financial firm specializing in biotechnology and life sciences investment, in various positions, including as a director in merchant banking where she was responsible for regional and cross-border mergers and acquisitions, licensing, and financing transactions. Dr. Aynechi currently serves on the boards of directors of MBX Biosciences (Nasdaq: MBX), Avalyn Pharma, Engrail Therapeutics, Mosanna Therapeutics, Nuvig Therapeutics, Ray Therapeutics and Rezo Therapeutics. She has previously served on various public and private boards of directors including Spruce BioSciences (Nasdaq: SPRB) from May 2016 to December 2025, iRhythm Technologies, Inc. (Nasdaq: IRTC) from May 2014 to April 2017, Mirum Pharmaceuticals, Inc. (Nasdaq: MIRM) from October 2018 to August 2021, Nkarta, Inc. (Nasdaq: NKTX) from August 2015 to June 2022, Aristea Therapeutics, Inc. from August 2018 to December 2021 and MDLive Inc. from July 2018 to May 2021. Dr. Aynechi has extensive expertise in the biotechnology and pharmaceutical industries and an illustrious track record of contributing to innovative healthcare solutions. Dr. Aynechi also has experience fostering partnerships that accelerate the development and commercialization of medical therapies. Dr. Aynechi received her Ph.D. in biophysics from the University of California, San Francisco, where her research involved developing computational methods for drug discovery. She received her B.S. in physics from the University of California, Irvine. Our board of directors believes that Dr. Aynechi is qualified to serve on our board of directors due to her significant leadership experience in the biopharmaceutical industry and her deep familiarity with our company.

Jill Carroll. Ms. Carroll has been a member of our board of directors since September 2023. Ms. Carroll joined S.R. One Ltd in 2011 and SR One Capital Management, LP in 2020 with a background in biotech partnering and corporate development. Previously, Ms. Carroll completed multiple pharma partnerships and substantial private and public financings for Dynavax Technologies (Nasdaq: DVAX) as the Senior Director, Strategic Planning & Corporate Development. Ms. Carroll was formerly a biopharmaceutical industry consultant with Clearview Projects and Mercer Management Consulting. Currently, Ms. Carroll is on the boards of directors of Arcellx, Inc. (Nasdaq: ACLX), HotSpot Therapeutics, Inc., TBIO, LLC, Odyssey Therapeutics, Inc., Poplar Therapeutics, Inc., and AirNexis Therapeutics, Inc., and previously served on the board of Nkarta, Inc. (Nasdaq: NKTX) from 2017 to 2020. Ms. Carroll received her B.S. in Chemistry from Duke University and her M.S. in Biochemistry, Cellular and Molecular Biology from Johns Hopkins University. Our board of directors believes that Ms. Carroll is qualified to serve on our board of directors due to her extensive experience and leadership roles in the biopharmaceutical industry and expertise in biotech investing.

David Friedman, M.D. Dr. Friedman has been a member of our board of directors since April 2025. Since January 2020, Dr. Friedman has served as a Managing Director and Senior Analyst at Suvretta Capital Management, LLC, or Suvretta, for its healthcare and biotech-focused Averill investment strategies. Prior to Suvretta, Dr. Friedman was a Healthcare Analyst at Scopia Capital Management from the beginning of 2014 to December 2019 and worked in biotechnology equity research at Morgan Stanley from 2006 to 2009 and 2010 to 2014. Dr. Friedman received an M.B.A. from Harvard Business School, an M.D. from University of Pittsburgh School of Medicine and a B.S. from Duke University in Biology. Our board of directors believes that Dr. Friedman is qualified to serve on the Board due to his significant venture capital experience as a director and investor in the healthcare and biotechnology industry.

Gianna Hoffman-Luca, Ph.D. Dr. Hoffman-Luca has served as a member of our board of directors since September 2023. Dr. Hoffman-Luca joined Perceptive Advisors to support the firm's venture fund strategy, including continued investment in companies seeded and incubated at Xontogeny. Since September 2019, she has served as a Partner at Xontogeny, LLC and as Senior Principal, Venture at Perceptive Advisors, LLC, where she assists in managing investments of the Perceptive Xontogeny Venture Funds across the life sciences sector. Prior to joining Perceptive and Xontogeny, Dr. Hoffman-Luca built competitive intelligence capabilities at gene therapy company Solid Biosciences and began her industry career as a patent agent at Choate, Hall & Stewart LLP, where she advised pharmaceutical and academic clients. Dr. Hoffman-Luca currently serves on the board of directors of Adaptilens, Inc., a position she has held since April 2024 and also serves on the boards of directors of CereVasc, Inc. since 2025 and Lonestar Medicines since January 2026. Previously, she served on the board of directors of CARGO Therapeutics, Inc. (formerly Nasdaq: CRGX) from February 2023 to October 2023, prior to its public listing. Dr. Hoffman-Luca earned her Ph.D. in Pharmacology from the University of Michigan Medical School and holds M.S. and B.S. degrees in Chemistry from the University of California, Santa Cruz. Our board of directors believes that Dr. Hoffman-Luca is well-qualified to serve as a director based on her extensive experience in life sciences strategy and business development, as well as her significant venture capital expertise.

Erin Lavelle. Ms. Lavelle has been a member of our board of directors since July 2024. From October 2023 until July 2024, Ms. Lavelle served as the Chief Operating Officer and Chief Financial Officer at ProfoundBio, Inc., a private biotechnology company that was acquired by Genmab A/S in May 2024. Prior to ProfoundBio, Ms. Lavelle served as Chief Operating Officer and Chief Financial Officer at Climb Bio, Inc. (formerly Eliem Therapeutics, Inc.) (Nasdaq: CLYM), a biotechnology company, from October 2020 to March 2023, where she assisted with the company’s IPO. From April 2018 to February 2020, Ms. Lavelle served as the Chief Operating Officer at Alder BioPharmaceuticals, Inc., or AlderBio, a Nasdaq-listed biotechnology company that was acquired by H. Lundbeck A/S in October 2019. In addition to that role, she served as Alder’s appointed director for Vitaeris Inc., a privately held biotechnology company based in Vancouver, British Columbia, Canada. Prior to that, Ms. Lavelle served in various roles at Amgen Inc. (Nasdaq: AMGN) from 2003 to 2018, most recently serving as General Manager Taiwan from September 2017 to April 2018, as Executive Director, Japan Asia Pacific (Hong Kong) from May 2016 to September 2017, and Executive Director, Global Marketing Business Analytics and Insights from June 2014 to May 2016. Ms. Lavelle has a decade of M&A and licensing experience at Amgen and also led negotiations for the successful sales of two companies (AlderBio and ProfoundBio). She started her career as an investment banker in the healthcare group at Merrill Lynch & Co. Ms. Lavelle currently serves as a member of the board of directors of AusperBio Therapeutics Inc., Expedition Therapeutics Inc., Aviceda Therapeutics, Inc. and Rivus Pharmaceuticals, Inc. She has served as a member of the board of directors of Jade Biosciences, Inc. (Nasdaq: JADE) since September 2024 and served as a member of the board of directors of Neoleukin Therapeutics, Inc., a Nasdaq-listed biopharmaceutical company, which later became Neurogene Inc. (Nasdaq: NGNE), from May 2020 to December 2023. Ms. Lavelle holds a B.A. in economics from Yale University. Our board of directors believes that Ms. Lavelle is qualified to serve on our board of directors due to her extensive expertise and leadership roles at various biotechnology companies.

Jonathan Leff, M.D. Dr. Leff has been a member of our board of directors since March 2017. Dr. Leff has 32 years of experience in drug development. Dr. Leff has served as an Executive Partner at Sofinnova Investments, Inc., or Sofinnova, since March 2020. Prior to Sofinnova, Dr. Leff served as Chief Medical Officer of Ascendis Pharma A/S (Nasdaq: ASND), or Ascendis, from February 2016 to October 2019. From March 2015 until joining Ascendis, Dr. Leff consulted with various clients in the field of clinical development. Prior to joining Ascendis, Dr. Leff served as the Executive Vice President, Research and Development for InterMune, Inc., a biotechnology company, from February 2012 to March 2015, where he led the effort and approval of oral pirfenidone for the treatment of idiopathic pulmonary fibrosis. Prior to InterMune, Dr. Leff served as Chief Medical Officer from February 2011 to February 2012 at KaloBios Pharmaceuticals, Inc., a biotechnology company, and previously served as Vice President and Chief Medical Officer at Halozyme Therapeutics, Inc. from July 2009 to October 2010. Prior to joining Halozyme, from July 2007 to July 2009, Dr. Leff was Vice President and Global Head of Inflammation Clinical Development at Roche. From June 2002 to June 2007, Dr. Leff held various positions at Amgen Inc., including Vice President, North American Medical Affairs. Dr. Leff previously served as a member of the board of directors of Aerovate Therapeutics, Inc. (formerly, Nasdaq: AVTE) from August 2020 to April 2021 and currently serves as a member of the boards of directors of Expedition Therapeutics since September 2025, Axonis Therapeutics since October 2024, and NorthSea

Therapeutics B.V. since February 2022. Dr. Leff received a B.A. in Chemistry from the University of Pennsylvania, and an M.D. from the University of Pennsylvania School of Medicine. Our board of directors believes that Dr. Leff is qualified to serve on our board of directors due to his extensive experience as an executive in the biotechnology and pharmaceutical industry.

Ketan Patel, M.D. Dr. Patel has been a member of our board of directors since March 2017. Dr. Patel serves as a Managing Partner with F-Prime Capital, or F-Prime, where he has worked since 2007. He has worked in the healthcare sector as an investor, consultant, and physician. Prior to joining F-Prime in 2007, Dr. Patel advised biopharmaceutical and medical device companies on brand strategy, clinical development plans, and business development activities in the corporate consulting division of Leerink Swann & Company. Dr. Patel has in the past served as a member of the board of directors of the following entities, each as director of the private company: ABK Biomedical, Aclaris Therapeutics, Inc. (Nasdaq: ACRS), Avivomed, Bicara Therapeutics, Inc. (Nasdaq: BCAX), Caplin Steriles, Comanche Biopharma, Eywa Pharma, Ivenix (acquired by Fresenius Kabi), Laurus Labs (NYSE: LAURUSLABS), Medwell Ventures, Menlo Therapeutics, Inc. (Nasdaq: MNLO), NextWave Pharmaceuticals (acquired by Pfizer), NFlection Therapeutics, Pediatrix Therapeutics, Rallybio Corporation (Nasdaq: RLYB), and Vicept Therapeutics (acquired by Allergan). Dr. Patel holds a B.A. from Rutgers University and an M.D. and M.B.A. from Tufts University School of Medicine. He served as a physician at the VA Boston Healthcare System and at Weill Cornell Medical Center-New York Presbyterian Hospital and Memorial-Sloan Kettering Cancer Center where he completed his internal medicine training. Our board of directors believes that Dr. Patel is qualified to serve as a member of the Board due to his leadership roles in the pharmaceutical industry and his extensive experience in regulatory affairs.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of ten members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Certain members of our board of directors were elected under the provisions of our amended and restated certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, will also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Staggered Board

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, will permit our board of directors to establish the authorized number of directors from time to time by resolution. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. In accordance with our amended and restated certificate of incorporation, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•
the Class I directors will be   and    , and their terms will expire at our first annual meeting of stockholders following this offering, to be held in    ;
•
the Class II directors will be    and    , and their terms will expire at our second annual meeting of stockholders following this offering, to be held in    ; and
•
the Class III directors will be    and    , and their terms will expire at our third annual meeting of stockholders following this offering, to be held in    .

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing standards, requirements and rules of The Nasdaq Stock Market LLC, or the Nasdaq Listing Rules, independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (ii) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1 under of the Exchange Act, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, including family relationships, our board of directors has determined that    ,    and    do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Listing Rules. Our board of directors has determined that are not independent under applicable rules and regulations of the

SEC and the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”

Board Policies

In connection with this offering, we intend to adopt policies and procedures for director candidates for our nominating and corporate governance committee, which will provide that factors, such as a candidate’s character, judgment, skills, education, expertise, and absence of conflicts of interest should be considered in determining director candidates. Our priority in selection of board members will be identification of members who will further the interests of our stockholders through their established records of professional accomplishment, their ability to contribute positively to the collaborative culture among board members, and their knowledge of our business and understanding of the competitive landscape in which we operate and adherence to high ethical standards.

Board Leadership Structure and Board’s Role in Risk Oversight

Currently, the role of chair of our board of directors is separated from the role of chief executive officer. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of our board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to her position in the current business environment, as well as the commitment required to serve as our chair of our board of directors, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines will not require that our board chair and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance. Our board of directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that will provide that the board of directors may appoint a lead independent director. The lead independent director will be responsible for calling and presiding over separate meetings of the independent directors. The lead independent director will preside over periodic meetings of independent directors, serve as a liaison between the chair and the independent directors and perform such additional duties as the board of directors may otherwise determine and delegate.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction, and intellectual property as more fully discussed in the section titled “Risk Factors.” Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors will establish upon the completion of this offering an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter that satisfies the application rules and regulation of the SEC and the Nasdaq Listing Rules, which we will post to our website at www.avalynpharma.com upon the completion of this offering. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Upon the completion of this offering, our audit committee will consist of    ,    and    , and the chair of our audit committee will be    . Our board of directors has determined that each member of the audit committee is independent under Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act and can read and understand fundamental financial statements in accordance with applicable requirements. Our board of directors has also determined that    is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee will be to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee will include:

•
helping our board of directors oversee our corporate accounting and financial reporting processes;
•
coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
•
managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•
discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
•
developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•
reviewing related person transactions;
•
establishing insurance coverage for our officers and directors;
•
overseeing the preparation of our annual proxy statement, reviewing with management our financial statements to be included in our quarterly reports to be filed with the SEC, and reviewing with management the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosures in our periodic reports filed with the SEC;
•
approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and
•
reviewing our major risk exposures, including financial, operational, cybersecurity, competition, legal and regulatory exposures.

Our audit committee will operate under a written charter, which will be effective upon the completion of this offering, that satisfies the applicable Nasdaq Listing Rules.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of     ,     and    , and the chair of our compensation committee will be    . Our board of directors has determined that each member of the compensation committee is independent under the Nasdaq Listing Rules and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee will be to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee will include:

•
reviewing and approving the compensation of our chief executive officer, other executive officers, and senior management;
•
reviewing and recommending to our board of directors the compensation paid to our directors;
•
reviewing and approving the compensation arrangements with our executive officers and other senior management;
•
administering our equity incentive plans and other benefit programs;
•
reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management;
•
reviewing, evaluating and recommending to our board of directors succession plans for our executive officers; and
•
reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, which will be effective upon the completion of this offering, that satisfies the applicable Nasdaq Listing Rules.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of    ,    and    , and the chair of our nominating and corporate governance committee will be    . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq Listing Rules, a non-employee director, and free from any relationship that would interfere with the exercise of his or her independent judgment.

The primary purpose of the nominating and corporate governance committee will be to discharge the responsibilities of our board of directors with respect to our corporate governance functions and to identify, communicate with, evaluate and recommend candidates for our board of directors. Specific responsibilities of our nominating and corporate governance committee will include:

•
identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;
•
considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;
•
instituting plans or programs for the continuing education of our board of directors and orientation of new directors;
•
developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•
overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors and management.

Our nominating and corporate governance committee will operate under a written charter, which will be effective upon the completion of this offering, that satisfies the applicable Nasdaq Listing Rules.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a written code of business conduct and ethics that applies to all our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our code of business conduct and ethics will be posted on our website at www.avalynpharma.com. We intend to disclose on our website any future amendments of our code of business conduct and ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the code of business conduct and ethics. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our officers currently serves, or has served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation Recovery

In connection with this offering, we intend to adopt a compensation recovery policy that is compliant with the Nasdaq Listing Rules, as required by the Dodd-Frank Act, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering and upon the effectiveness of the registration statement of which this prospectus forms a part, respectively, limit or eliminate the personal liability of directors and officers for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, a director and / or officer exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director or officer, except for liability for:

•
any breach of the director or officer’s duty of loyalty to us or our stockholders;
•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•
for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law, or DGCL;
•
for our officers, any derivative action by or in the right of the corporation; or
•
any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director or officer’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering also will authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws to be effective immediately upon effectiveness of the registration statement will provide that:

•
we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;
•
we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and
•
the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We intend to obtain such insurance.

In addition to the indemnification that will be provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act. Our named executive officers, or NEOs, for the year ended December 31, 2025, which consist of our principal executive officer and our three most highly compensated executive officers (other than our Chief Executive Officer), are:

•
Lyn Baranowski, our Chief Executive Officer;
•
Melissa Rhodes, Ph.D., D.A.B.T., our Chief Operating Officer; and
•
Douglas Carlson, our Chief Financial Officer and Chief Business Officer; and
•
Howard Lazarus, M.D., our Chief Medical Officer.

2025 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to our NEOs for services rendered to us in all capacities during the fiscal year ended December 31, 2025.

Name and principal position	Year	Salary ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Lyn Baranowski Chief Executive Officer	2025	510,000	1,252,225	280,500	14,000	2,056,725
Melissa Rhodes, Ph.D., D.A.B.T. Chief Operating Officer	2025	421,200	332,268	200,000	14,000	967,468
Douglas Carlson Chief Financial Officer and Chief Business Officer	2025	442,000	249,900	200,000	14,000	905,900
Howard Lazarus, M.D. Chief Medical Officer	2025	457,600	73,449	195,853	14,000	740,902

(1)
The amounts reported in this column represent the aggregate grant date fair value of stock options awarded to our NEOs in fiscal year 2025, calculated in accordance with Financial Accounting Standards Board, or FASB Accounting Standards Codification, or ASC Topic 718, disregarding estimated forfeitures related to service-based vesting. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of option awards contained in Note 11, Stock Based Compensation, to our audited consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting value of the options and do not correspond to the actual economic value that may be received by our NEOs upon the exercise of the options or any sale of the underlying shares.
(2)
The amounts reported represent the annual bonuses each NEO earned during the applicable fiscal year based on achievement of company performance and individual performance, which were paid in the first quarter of the following fiscal year. For fiscal year 2025, the amounts reported in this column represent the estimated amount of annual bonuses such NEOs are anticipated to earn for such fiscal year. The 2025 bonus amounts will be paid in March 2026. For more information on these bonuses, see a description of the annual performance bonuses under the section titled “Narrative Disclosure to Summary Compensation Table –Annual Cash Bonus Opportunities” below.
(3)
The amounts reported reflect matching 401(k) contributions.

Narrative Disclosure to the Summary Compensation Table

Elements of Compensation

The compensation of our NEOs generally consists of three key elements: (i) base salary; (ii) annual cash bonus opportunities; and (iii) long-term incentive compensation in the form of equity awards.

Base Salaries

The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, responsibilities, and contributions. Each NEO’s initial base salary was specified in his or her offer letter or employment agreement, as described below, and is reviewed (and, if applicable, adjusted) from time to time by our board of directors or compensation committee.

For the fiscal year ended December 31, 2025, the annual base salaries for Ms. Baranowski, Dr. Rhodes, Mr. Carlson, and Dr. Lazarus were $510,000, $421,200, $442,000, and $457,600, respectively. Effective January 1, 2026, the annual base salaries for Ms. Baranowski, Dr. Rhodes, Mr. Carlson, and Dr. Lazarus were increased to $531,300, $438,048, $459,680, and $471,328, respectively.

Annual Cash Bonus Opportunities

For the fiscal year ended December 31, 2025, each of our NEOs was eligible to earn an annual bonus based on the Company’s achievement of certain performance objectives. The target annual bonus for Ms. Baranowski, Dr. Rhodes, Mr. Carlson, and Dr. Lazarus were 50%, 40%, 40%, and 40% of their respective base salaries.

The goals applicable to our NEOs’ 2025 annual cash bonuses related to the achievement of certain company and individual performance milestones. Following a review of 2025 performance, our compensation committee determined that we had achieved our 2025 corporate goals at 110% and approved 2025 cash incentive payments to Ms. Baranowski, Dr. Rhodes, Mr. Carlson, and Dr. Lazarus equal to 55%, 47%, 45%, and 43% of their respective base salaries, respectively.

Equity-based Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period.

Accordingly, our board of directors or our compensation committee periodically reviews the equity incentive compensation of our NEOs and may grant equity incentive awards to them from time to time. See “—Outstanding Equity Awards at Fiscal Year-End” for more information regarding equity awards made to our NEOs.

Perquisites/Personal Benefits

Perquisites or other personal benefits are not a significant component of our executive compensation program. Accordingly, we generally do not provide significant perquisites or other personal benefits to our executive officers, including our named executive officers.

401(k) Plan

We currently maintain a tax-qualified, safe harbor 401(k) plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Our 401(k) plan is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. We make safe harbor matching contributions equal to 100% of employees’ salary deferrals that do not exceed 4% of their annual salary up to the annual limit set by the IRS.

Compensation Recovery Policy

In accordance with the requirements of the SEC and Nasdaq Listing Rules, our board of directors plans to adopt a compensation recovery policy, which will become effective upon the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The compensation recovery policy will provide that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the outstanding equity awards held by our NEOs as of December 31, 2025. All awards were granted pursuant to the 2022 Plan. See “—Equity Incentive Plans—2022 Plan” below for additional information.

Name and Principal Position	Grant Date	Vesting Start Date	Number of Securities Underlying Unexercised Options Exercisable (#)(1)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)(2)	Option Exercise Price ($)	Option Expiration Date
Lyn Baranowski Chief Executive Officer	11/18/2022	10/1/2022	3,905,146	1,027,670	0.37	11/17/2032
	1/25/2024	10/1/2022	10,104,564	2,659,097	0.24	1/24/2034
	9/11/2025	5/29/2025	-	8,058,312	0.25	9/10/2035
Melissa Rhodes, Ph.D, D.A.B.T Chief Operating Officer	1/25/2024	9/11/2023	1,990,853	1,548,442	0.24	1/24/2034
	9/11/2025	5/29/2025	-	2,138,208	0.25	9/10/2035
Douglas Carlson Chief Financial Officer and Chief Business Officer	6/11/2024	5/1/2024	2,060,251	3,144,596	0.24	6/10/2034
	9/11/2025	5/29/2025	-	1,608,157	0.25	9/10/2035
Howard Lazarus, M.D. Chief Medical Officer	1/25/2024 9/11/2025	8/07/2023 5/29/2025	3,036,160 -	2,168,686 472,657	0.24 0.25	1/24/2034 9/10/2035

(1)
The shares underlying each stock option vest as follows: 25% on the first anniversary of the vesting start date and the remaining 75% in 36 equal monthly installments thereafter. Vesting of the award requires continued employment through the applicable vesting date.
(2)
In the event that the NEO is terminated by the Company without “cause” or by such NEO for “good reason” (each term, as defined in the applicable offer letter), together, a Qualifying Termination, in each case, during the period beginning 3 months prior to and ending 12 months following the Company’s consummation of an “acquisition” (as defined in the 2022 Plan), the vesting of all then-unvested shares of common stock shall accelerate in full and become immediately exercisable, subject to the NEO’s execution of a general release of claims in favor of the Company.

Employment Arrangements with our NEOs

We entered into employment offer letters with each of Ms. Baranowski, Dr. Rhodes, Mr. Carlson, and Dr. Lazarus, or collectively, the NEO Offer Letters. The NEO Offer Letters provide for each NEO’s at-will employment and set forth each NEO’s initial annual base salary, initial target annual bonus opportunity, and an initial equity incentive award in the form of stock options.

Each NEO Offer Letter provides that, in the event the applicable NEO experiences a Qualifying Termination, and subject to the NEO’s execution and delivery of a general release of claims in the Company’s favor, the NEO will be entitled to receive: (i) a lump-sum payment equal to (A) for Ms. Baranowski, Dr. Rhodes, Mr. Carlson, and Dr. Lazarus, 12 months, 9 months, 6 months, and 12 months, respectively, or each, the applicable Severance Period, of the NEO’s then-current base salary and (B) the NEO’s annual target bonus (which, in the case of Drs. Rhodes and Lazarus, will be prorated for the year in which the Qualifying Termination occurs); (ii) for Dr. Lazarus only, his annual bonus for the year prior in which the Qualifying Termination occurs; (iii) upon a timely election to enroll in COBRA, reimbursement of health insurance premiums for the NEO and the NEO’s dependents, as if the NEO remained employed with the Company through the earliest of (A) the end of the applicable Severance Period, (B) the date the NEO becomes eligible for health benefits under a subsequent employer’s health plan, or (C) the date the NEO ceases to be eligible for COBRA coverage; and (iv) an extension of the post-termination exercise period for vested option awards until the second anniversary of the NEO’s termination date, or collectively, the NEO Severance.

If the NEO experiences a Qualifying Termination during the period commencing three months prior to and 12 months following an Acquisition (as defined in the 2022 Plan), then, in addition to the NEO Severance and subject to the NEO’s execution and delivery of a general release of claims in the Company’s favor, the NEO will be entitled to receive (A) for Ms. Baranowski and Mr. Carlson only, payment equal to 1.5 times the COBRA health premium reimbursements as described in clause (ii) above (and, for the avoidance of doubt, this payment will be in lieu of (ii) above) and (B) accelerated vesting of all unvested shares subject to any outstanding stock options.

Senior Executive Cash Incentive Bonus Plan

On , 2026, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the Bonus Plan). The Bonus Plan provides for cash bonus payments based upon company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: , any of which may be (A) measured in absolute terms, as compared to any incremental increase, (B) measured in terms of growth, as compared to results of a peer group, (C) measured against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Equity Incentive Plans

2012 Equity Incentive Plan

The 2012 Equity Incentive Plan, or, as amended from time to time, the 2012 Plan, was approved by the Company’s Board and Stockholders and became effective for the Company in October 2012 and was subsequently amended in June 2015, March 2017, December 2022, November 2019 and April 2020 to increase the number of shares reserved for issuance thereunder. Under the 2012 Plan, as amended, we have reserved for issuance an aggregate of 14,434,936 shares of our common stock. These numbers are subject to adjustment in the event of a stock dividend, stock split, spin-off, recapitalization, or other similar equity restructuring. Our board of directors has determined not to issue any further awards under the 2012 Plan following the approval of the 2022 Plan. The following summary describes the material terms of the 2012 Plan. This summary is not a complete description of all provisions of the 2012 Plan and is qualified in its entirety by reference to the 2012 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

The shares of common stock underlying any awards that are expired, lapsed, terminated, surrendered, cancelled without having been fully exercised, or are forfeited in whole or in part (including repurchased by us at or below the original issuance price), and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding under our 2012 Plan were added back to the shares of common stock available for issuance under our 2012 Plan (and, following the approval of the 2022 Plan, are added back to the shares of common stock available for issuance under the 2022 Plan).

Our board of directors has acted as administrator of the 2012 Plan. The administrator has full power to, among other things, select, from among the individuals eligible for awards, determine the specific terms and conditions of each award, adopt, amend, and repeal rules as it deems advisable, and accelerate at any time the exercisability or vesting of any award, subject to the provisions of the 2012 Plan. Persons eligible to participate in our 2012 Plan are our employees, consultants and directors.

The 2012 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant or, in the case of an incentive stock option granted to an owner who owns more than 10% of the total combined voting power of all classes of stock, the exercise price shall not be less than 110% of the fair market value of our common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant (or five years in the case of certain incentive stock option grants). The administrator determines at what time or times each option may be exercised.

The administrator of the 2012 Plan may award restricted shares of common stock and restricted stock units subject to such conditions and restrictions as it determines.

The administrator of the 2012 Plan may also grant other stock-based awards to be delivered in the future. The awards may be paid in shares of common stock, cash, or other forms of property, as determined by the administrator.

The awards under the 2012 Plan are subject to certain restrictions, including, without limitation, transfer restrictions, a lock-up period, and the Company’s right of first refusal.

In the event of certain equity restructuring, including stock dividend, stock split, spin-off, recapitalization or other similar change to the Company’s capital structure, the administrator of the 2012 Plan shall make appropriate adjustments to the maximum number of shares reserved for issuance under the 2012 Plan, the number and type of securities subject to outstanding awards under the 2012 Plan, the exercise price of any outstanding awards under the 2012 Plan and the terms and conditions of any awards.

The 2012 Plan provides that in the event of a “change in control” (as defined in the 2012 Plan), the administrator is authorized to take various actions, including, but not limited to: (i) canceling any award in exchange for cash or property, (ii) accelerating the vesting of any award, (iii) providing for the assumption or substitution of awards by the successor entity, (iv) adjusting the number and type of shares subject to outstanding awards, (v) replacing the award with other rights or property selected by the administrator, and (vi) terminating the award. Notwithstanding the foregoing, if a change in control occurs and the participant’s awards are not continued, converted, assumed or replaced with substantially similar awards by the Company or any successor entity or its affiliates, and provided that the participant continues services through such change in control, then immediately prior to the change in control, the outstanding and unvested awards shall become fully vested, exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions shall lapse.

Our board of directors may amend, suspend or terminate the 2012 Plan at any time, subject to stockholder approval where required by applicable law. The administrator of the 2012 Plan may also amend, modify or terminate any outstanding award. The participant’s consent to such action will be required unless (i) the administrator determines that the action would not materially and adversely affect the participant, or (ii) the change is permitted under the 2012 Plan.

No awards may be granted under our 2012 Plan after the date that is ten years from the date our 2012 Plan was adopted by our board of directors. As described above, our board of directors has determined not to issue any further awards under our 2012 Plan following the completion of this offering.

As of December 31, 2025, options to purchase up to 5,269,073 shares of common stock at a weighted average exercise price of $0.28 per share and 0 shares of restricted stock were outstanding under the 2012 Plan.

2022 Equity Incentive Plan

The 2022 Plan was approved by the Company’s Board and Stockholders and became effective for the Company in February 2022 and was subsequently amended in November 2022, September 2023, April 2025 and January 2026 to increase the number of shares reserved for issuance thereunder. This summary is not a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

The 2022 Plan authorizes the award of both equity-based and cash-based incentive awards, including: (i) stock options (both incentive stock options and nonqualified stock options), (ii) stock appreciation rights, or SARs, (iii) restricted stock awards, and (iv) restricted stock units, or RSUs. Incentive stock options may be granted only to employees. All other types of awards may be issued to employees, directors and consultants, including employees and consultants of any parent or subsidiary.

Shares Subject to 2022 Plan. Under the 2022 Plan, as amended, we have reserved for issuance an aggregate of 74,840,074 shares of our common stock. These numbers are subject to adjustment in the event of a stock dividend, stock split, spin-off, recapitalization, or other similar equity restructuring. The shares of common stock underlying any awards under the 2022 Plan and the 2012 Plan that are expired, lapsed, terminated, surrendered, cancelled, or is forfeited in whole or in part (including repurchased by us), and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added back to the shares of common stock available for issuance under our 2012 Plan (and, following closing of this offering, will be added back to the shares of common stock available for issuance under the 2026 Plan).

Administration. Our board or a duly authorized committee of our board administers our 2022 Plan and the awards granted under it. Under our 2022 Plan, the administrator has the authority to, among other things, determine who will be granted stock awards, to determine the terms and conditions of each stock award (including the number of shares subject to the stock award, when the stock award will vest and, as applicable, become exercisable), to accelerate the time(s) at which a stock award may vest or be exercised, and to construe and interpret the terms of our 2022 Plan and stock awards granted thereunder.

Options. The 2022 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant or, in the case of an incentive stock option granted to an owner who owns more than 10% of the total combined voting power of all classes of stock, the exercise price shall not be less than 110% of the fair market value of our common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant (or five years in the case of certain incentive stock option grants). The administrator determines at what time or times each option may be exercised.

Adjustment of Shares. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, proportionate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2022 Plan, and (ii) the class and number of shares and exercise price or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2022 Plan provides that in the event of an acquisition or other combination (such terms as defined under our 2022 Plan), stock awards outstanding under our 2022 Plan will be treated as provided in the agreement evidencing such acquisition or other combination, which may provide for one or more of the following: (i) continuation of outstanding stock awards, if we are the successor entity; (ii) assumption or substitution of outstanding stock awards by the successor or acquiring entity in accordance with the terms of the 2022 Plan; (iii) the full or partial exercisability or vesting and accelerated expiration of outstanding stock awards; (iv) the settlement of the fair market value of such stock awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent if any) (or the cancellation without consideration of any awards without value); or (v) the termination of outstanding stock awards, without the payment of any consideration that are not exercised upon or prior to the acquisition or other combination within such time specified by the administrator. Immediately following an acquisition or other combination, outstanding stock awards will terminate and cease to be outstanding, except to the extent such stock awards, have been continued, assumed or substituted, as described above.

Repricing Without Stockholder Approval. Our board of directors or our compensation committee may, without obtaining prior approval of our stockholders, reprice options or stock appreciation rights (and where such repricing is a reduction in the exercise price of outstanding options or stock appreciation rights, the consent of the affected participant is not required as long as we provide written notice to them).

Transferability. Except for certain estate planning transfers authorized by the compensation committee, awards granted under the 2022 Plan are generally nontransferable except by will or by the laws of descent and distribution.

Plan Amendment or Termination. Our board has the authority to terminate or amend our 2022 Plan at any time, except any amendment of our 2022 Plan will be subject to stockholder approval if required by applicable law. The termination or amendment of our 2022 Plan will not affect any share previously issued or any stock award previously granted under our 2022 Plan. As described above, our 2022 Plan will be terminated upon the effective date of the 2026 Plan and no future awards will be granted under the 2022 Plan following such termination.

Our board of directors has determined not to issue any further awards under the 2022 Plan following closing of this offering, but all outstanding awards under the 2022 Plan will continue to be governed by their existing terms. In connection with this offering, we intend to adopt a new incentive equity plan under which we will grant equity-based awards following this offering, as described below under “2026 Equity Incentive Plan.”

As of December 31, 2025, options to purchase up to 73,410,032 shares of common stock at a weighted average exercise price of $0.25 per share and 0 shares of restricted stock were outstanding under the 2022 Plan.

2026 Equity Incentive Plan

The 2026 Plan was adopted by our board of directors on 2026, approved by our stockholders on , 2026 and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus is a part is declared effective by the SEC. The 2026 Plan will allow us to make equity-based and cash-based incentive awards to our officers, employees, directors, and consultants. The following summary describes the material terms of the 2026 Plan. This summary is not a complete description of all provisions of the 2026

Plan and is qualified in its entirety by reference to the 2026 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Authorized Shares. We have initially reserved shares of our common stock for the issuance of awards under the 2026 Plan, or the Initial Limit. The 2026 Plan provides that the number of shares reserved and available for issuance under the 2026 Plan will automatically increase on January 1, 2027 and each January thereafter during the term of the 2026 Plan, by % of the outstanding number of shares of our common stock on the immediately preceding December 31 (including, for this purpose, shares underlying any outstanding prefunded warrants) or such lesser number of shares as determined by our compensation committee, or the Annual Increase. The number of shares reserved for issuance under the 2026 Plan will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.

The shares we issue under the 2026 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2026 Plan, the 2022 Plan, and the 2012 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2026 Plan. The maximum number of shares of common stock that may be issued pursuant to incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2027 and on each January 1 thereafter by the lesser of the Annual Increase for such year or shares of common stock.

Non-Employee Director Limit. The grant date fair value of all awards under the 2026 Plan and all other cash compensation paid by us to any non-employee director during any one calendar year for services as a non-employee director may not exceed $ ; provided, however, that such amount shall be $ for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors.

Plan Administration. The 2026 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, and to determine the specific terms and conditions of each award, subject to the provisions of the 2026 Plan. The compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.

Eligibility. Persons eligible to participate in the 2026 Plan will be those employees, non-employee directors, and consultants selected from time to time by our compensation committee in its discretion.

Stock Options. The 2026 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option (i) is granted pursuant to a transaction described in and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant (or five years in the case of certain incentive stock options). Our compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights. Our compensation committee may award stock appreciation rights under the 2026 Plan subject to such conditions and restrictions as it determines. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant unless the stock appreciation right (i) is granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) is granted to an individual who is not subject to United States income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units. Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it determines. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment or other service relationship with us through a specified vesting period.

Unrestricted Stock Awards. Our compensation committee may grant shares of common stock that are free from any restrictions under the 2026 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Cash-Based Awards. Our compensation committee may grant cash bonuses under the 2026 Plan to participants, subject to the achievement of certain performance goals.

Sale Event. The 2026 Plan provides that, upon the effectiveness of a “sale event” (as defined in the 2026 Plan), an acquirer or successor entity may assume, continue, or substitute outstanding awards under the 2026 Plan. To the extent that awards granted under the 2026 Plan are not assumed, continued, or substituted by the successor entity, the 2026 Plan and all awards granted under the 2026 Plan will terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting, conditions, or restrictions will become fully vested and exercisable or nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise any options and stock appreciation rights (to the extent exercisable) within a specified time period, as determined by the compensation committee, prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights; provided, that any options or stock appreciation rights with exercise prices equal to or greater than such per share consideration will be cancelled for no consideration. In addition, we may make or provide for a payment, in cash or in kind, to the participants holding other awards in an amount equal to the per share consideration payable to stockholders in the sale event multiplied by the number of vested shares of common stock under such awards.

Amendment. Our board of directors may amend or discontinue the 2026 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the 2026 Plan require the approval of our stockholders. The compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent.

No awards may be granted under the 2026 Plan after the date that is ten years from the effective date of the 2026 Plan. No awards have been made under the 2026 Plan prior to the date hereof.

2026 Employee Stock Purchase Plan

The ESPP was adopted by our board of directors on , 2026, approved by our stockholders on , 2026, and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The ESPP has two components: a component intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code, or the 423 Component, and a component that is not intended to so qualify, or the Non-423 Component. Except as otherwise provided, the Non-423 Component will be operated and administered in the same manner as the 423 Component, except where prohibited by law. The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Authorized Shares. The ESPP initially reserves and authorizes the issuance of up to a total of shares of our common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2027 and each January 1 thereafter through January 1, 2036, by the least of (i) % of the outstanding number of shares of our common stock on the immediately preceding December 31 (including, for this purpose, shares underlying any outstanding prefunded warrants), (ii) shares of common stock, or (iii) such number of shares of common stock as determined by the administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.

Eligibility. All individuals classified as employees on the payroll records of the Company or a “designated company” (as defined in the ESPP) as of the first day of the applicable offering period are eligible to participate in the ESPP, provided that the ESPP administrator may determine in advance of an offering that employees are eligible only if, as of the first day of the offering, they (a) are customarily employed by us or a designated company for more than 20 hours a week (or such lesser amount determined by the ESPP administrator), (b) are customarily employed by us or a designated company for more than five months per calendar year, (c) have completed a minimum period of employment as determined by the ESPP administrator, provided such service requirement does not exceed two years of employment, and/or (d) they are not highly compensated employees. However, any employee who owns, or as a result of participation in the ESPP would own or hold, 5% or more of the total combined voting power or value of all classes of our stock will not be eligible to purchase shares of common stock under the ESPP.

Offerings. We may make one or more offerings each year to our employees to purchase shares of our common stock under the ESPP, each of which may consist of one or more purchase periods. Offerings will begin and end on the dates determined by the ESPP administrator, except that no offering will exceed 27 months in duration. Each eligible employee may elect to participate in any offering by submitting an enrollment form by the deadline established by the ESPP administrator.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions at a minimum of % and up to a maximum of % of such participant’s eligible compensation during an offering period (or such other minimum and maximum as determined by the administrator in advance of an offering). Unless the participating employee has previously withdrawn from the offering, such participant’s accumulated payroll deductions will be used to purchase shares of our common stock on the last day of each purchase period at a price equal to 85% of the fair market value of the shares on the first day or the last day of the purchase period, whichever is lower, provided that no more than the number of shares of common stock determined by dividing $25,000 by the fair market value of our common stock on the first day of such offering period (or such other maximum number of shares as may be established by the administrator) may be purchased by any one employee during any purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the offering period, under the ESPP for each calendar year during which any option granted to the employee is outstanding at any time.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

Sale Event. In the case of and subject to the consummation of a “sale event” (as defined in the ESPP), the administrator of the ESPP, in its discretion, and on such terms and conditions as it deems appropriate, is authorized to take any one or more of the following actions under the ESPP or with respect to any right under the ESPP to facilitate such transactions or events: (i) provide for either (A) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (B) the replacement of such outstanding option with other options or property selected by the administrator of the ESPP in its sole discretion; (ii) provide that the outstanding options under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (iii) make adjustments in the number and type of shares of common stock (or other securities or property) subject to outstanding options under the ESPP and/or in terms and conditions of outstanding options and options that may be granted in the future; (iv) provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering period will end; and (v) provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.

Amendment. The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

DIRECTOR COMPENSATION

2025 Director Compensation Table

The following table presents the compensation awarded to, earned by, or paid to each person who served as a non-employee member of our board of directors for their services to us during the fiscal year ended December 31, 2025. During fiscal year ended December 31, 2025, Ms. Baranowski served as a member of our board of directors and received no additional compensation for her service as a member of our board of directors. The compensation for fiscal year ended December 31, 2025 received by Ms. Baranowski as our Chief Executive Officer is presented in the “2025 Summary Compensation Table” above.

	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)		Total ($)
Name
Tiba Aynechi, Ph.D.	-	-	(2)	-
Scott A. Beardsley	-	-	(2)	-
Jill Carroll	-	-	(2)	-
David Friedman, M.D.	-	-	(2)	-
Gianna Hoffman-Luca, Ph.D.	-	-	(2)	-
Erin Lavelle	25,000	-	(3)	25,000
Jonathan Leff, M.D	30,000	-	(4)	30,000
Ketan Patel, MD.	-	-	(2)	-
Heather Turner	40,000	-	(5)	40,000

(1)
The amounts reported represent the fees each director received for their services to our board of directors during the fiscal year ended December 31, 2025.
(2)
As of December 31, 2025, Dr. Aynechi, Mr. Beardsley, Ms. Carroll, Dr. Friedman, Dr. Hoffman-Luca and Dr. Patel did not hold any outstanding equity.
(3)
As of December 31, 2025, Ms. Lavelle held outstanding options to purchase an aggregate of 845,267 shares of our common stock under our 2022 Plan, and did not hold any other unvested stock awards.
(4)
As of December 31, 2025, Mr. Leff held outstanding options to purchase an aggregate of (i) 236,002 shares of our common stock under our 2012 Plan and (ii) 609,265 shares of our common stock under our 2022 Plan, and did not hold any other unvested stock awards.
(5)
As of December 31, 2025, Ms. Turner held outstanding options to purchase an aggregate of 1,249,163 shares of our common stock under our 2022 Plan, and did not hold any other unvested stock awards.

Director Offer Letters

We entered into director offer letters with each of Ms. Lavelle and Ms. Turner, pursuant to which each serves as a member of our board of directors. In accordance with the offer letters, we granted initial option awards to each of Ms. Lavelle and Ms. Turner, which vest in eight quarterly installments over a two-year period following the grant date, subject to the applicable director’s continuous service with us through each applicable vesting date. In addition, Ms. Turner is entitled to an annual cash retainer of $40,000 for her role as chair of the board of directors and Ms. Lavelle is entitled to an annual cash retainer of $25,000 for her role as a member of our board of directors and chair of the audit committee, in each case, payable in arrears, as well as reimbursement for reasonable travel and out-of-pocket expenses incurred by Ms. Turner for her attendance at meetings of our board of directors.

Non-Employee Director Compensation Policy

In connection with this offering, we intend to adopt a new non-employee director compensation policy that will become effective upon the completion of this offering and is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below, which amounts will be payable quarterly in arrears and prorated for partial years of service:

Board of Directors:		Annual Retainer
Members	$
Additional retainer for non-executive chair	$
Additional retainer for lead independent director	$
Audit Committee:
Members (other than chair)	$
Retainer for chair	$
Compensation Committee:
Members (other than chair)	$
Retainer for chair	$
Nominating and Corporate Governance Committee:
Members (other than chair)	$
Retainer for chair	$

In addition, the non-employee director compensation policy will provide that, upon initial election to our board of directors, each non-employee director will be granted an option to purchase shares of our common stock, or the Initial Grant. The Initial Grant will vest in equal monthly installments over three years following the grant date, subject to continued service as a director through the applicable vesting date.

Furthermore, on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted an option to purchase shares of our common stock, or the Annual Grant. The Annual Grant will vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual meeting of stockholders, subject to continued service through the applicable vesting date. The Initial Grant and the Annual Grant are subject to full accelerated vesting upon the sale of the company.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed $ (or $ for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors).

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, and indemnification arrangements discussed, when required, in the sections titled “Management,” “Executive Compensation” and “Director Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of all transactions since January 1, 2023 and each currently proposed transaction in which:

•
we have been or are to be a participant;
•
the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and
•
any of our directors, executive officers or holders of more than 5% or more of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities or affiliated entities, had or will have a direct or indirect material interest.

Series C Preferred Stock Financing

In September 2023 and January 2024, we issued and sold to certain investors an aggregate of 239,016,017 shares of Series C-1 convertible preferred stock at a price per share of $0.7323, for an aggregate purchase price of approximately $175.0 million, and issued an aggregate of 24,207,788 shares of Series C-2 convertible preferred stock upon conversion of outstanding convertible notes. Each outstanding share of Series C-1 convertible preferred stock and Series C-2 convertible preferred stock will convert into one share of common stock immediately prior to the completion of this offering. The following table summarizes the shares of our Series C-1 convertible preferred stock and Series C-2 convertible preferred stock issued to our related parties:

Purchasers (1)	Series C-1 Convertible Preferred Stock	Total Purchase Price	Series C-2 Convertible Preferred Stock	Total Convertible Note Amount
F-Prime Capital Partners Healthcare Fund V LP (2)	16,795,477	$12,299,999	4,345,612	$2,545,964
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund (3)	20,482,289	$14,999,999	-	-
Norwest Venture Partners XV, LP (4)	17,751,317	$12,999,999	3,554,116	$2,082,250
Novo Holdings A/S (5)	25,899,284	$18,967,081	5,587,603	$3,273,609
Perceptive Xontogeny Venture Fund II, LP (6)	34,137,149	$24,999,999	-	-
SR One Capital Fund II Aggregator, LP (7)	27,309,719	$19,999,999	-	-
AMZL, LP (7)	6,827,429	$4,999,999	-	-
Vida Ventures III, LP (8)	20,435,180	$14,965,499	-	-
Vida Ventures III-A, LP (8)	47,109	$34,499	-	-
Wellington Biomedical Innovation Master Investors (Cayman) II L.P. (9)	20,482,289	$14,999,999	-

(1)
Additional details regarding these stockholders and their equity holdings are included in the section titled “Principal Stockholders.”
(2)
F-Prime Capital Partners Healthcare Fund V LP, or F-Prime, beneficially owns more than 5% of our outstanding capital stock. Ketan Patel, a member of our board of directors, was appointed to our board of directors as a representative of F-Prime and is a Managing Partner at F-Prime Capital.
(3)
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund, beneficially owns more than 5% of our outstanding capital stock.

(4)
Norwest Venture Partners XV, LP, or Norwest, beneficially owns more than 5% of our outstanding capital stock. Tiba Aynechi, a member of our board of directors, was appointed to our board of directors as a representative of Norwest and is a General Partner at Norwest.
(5)
Novo Holdings A/S, or Novo, beneficially owns more than 5% of our outstanding capital stock.
(6)
Perceptive Xontogeny Venture Fund II, LP, or Perceptive, beneficially owns more than 5% of our outstanding capital stock. Gianna Hoffman-Luca, a member of our board of directors, was appointed to our board of directors as a representative of Perceptive and is a Partner at Perceptive Advisors, LLC.
(7)
SR One Capital Fund II Aggregator, LP, or SR One, and AMZL, LP beneficially own more than 5% of our outstanding capital stock. Jill Carroll, a member of our board of directors, was appointed to our board of directors as a representative of SR One and is a partner of SR One Capital Management, LP.
(8)
Vida Ventures III, LP and Vida Ventures III-A, LP collectively beneficially owns more than 5% of our outstanding capital stock.
(9)
Wellington Biomedical Innovation Master Investors (Cayman) II L.P. beneficially owns more than 5% of our outstanding capital stock.

Series D Convertible Preferred Stock Financing

In April 2025, June 2025, and July 2025, we issued and sold to certain investors an aggregate of 126,036,334 shares of Series D convertible preferred stock at a price per share of $0.7963, for an aggregate purchase price of $100.4 million. Each outstanding share of Series D convertible preferred stock will convert into one share of common stock immediately prior to the completion of this offering. The following table summarizes the shares of our Series D convertible preferred stock issued to our related parties:

Purchasers (1)	Series D Convertible Preferred Stock		Total Purchase Price
F-Prime Capital Partners Healthcare Fund V LP (2)	7,272,371		$5,790,989
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund (3)	4,060,259		$3,233,184
Norwest Venture Partners XV, LP (4)	6,743,517		$5,369,862
Novo Holdings A/S (5)	12,558,081		$9,999,999
Perceptive Xontogeny Venture Fund II, LP (6)	9,162,385		$7,296,007
SR One Capital Fund II Aggregator, LP (7)	9,418,561		$7,500,000
AMZL, LP (7)	9,418,560	$
Vida Ventures III, LP (8)	4,050,920		$3,225,747
Vida Ventures III-A, LP (8)	9,339		$7,436
Wellington Biomedical Innovation Master Investors (Cayman) II L.P. (9)	4,060,259		$3,233,184

(1)
Additional details regarding these stockholders and their equity holdings are included in the section titled “Principal Stockholders.”
(2)
F-Prime beneficially owns more than 5% of our outstanding capital stock. Ketan Patel, a member of our board of directors, was appointed to our board of directors as a representative of F-Prime and is a Managing Partner at F-Prime Capital.
(3)
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund, beneficially owns more than 5% of our outstanding capital stock.
(4)
Norwest beneficially owns more than 5% of our outstanding capital stock. Tiba Aynechi, a member of our board of directors, was appointed to our board of directors as a representative of Norwest and is a General Partner at Norwest.
(5)
Novo beneficially owns more than 5% of our outstanding capital stock.

(6)
Perceptive beneficially owns more than 5% of our outstanding capital stock. Gianna Hoffman-Luca, a member of our board of directors, was appointed to our board of directors as a representative of Perceptive and is a Partner at Perceptive Advisors, LLC.
(7)
SR One and AMZL, LP beneficially own more than 5% of our outstanding capital stock. Jill Carroll, a member of our board of directors, was appointed to our board of directors as a representative of SR One and is a partner of SR One Capital Management, LP.
(8)
Vida Ventures III, LP and Vida Ventures III-A, LP collectively beneficially owns more than 5% of our outstanding capital stock.
(9)
Wellington Biomedical Innovation Master Investors (Cayman) II L.P. beneficially owns more than 5% of our outstanding capital stock.

Consulting and Other Arrangements

Agreements with Bruce Montgomery, M.D.

In January 2025, we entered into an option cancellation and replacement agreement and warrant agreement with Bruce Montgomery, M.D., our former Chief Executive Officer, to exchange options to purchase 4,935,717 shares of our common stock for a warrant to purchase 4,287,641 shares of common stock at an exercise price of $0.29, with an aggregate value of $1,243,415.89. In October 2023, we entered into an advisory agreement with Dr. Montgomery, as amended in January 2025. Pursuant to the advisory agreement, Dr. Montgomery’s equity continued to vest and we are obligated to pay Dr. Montgomery an hourly rate for his services. As of the year ended December 31, 2025, we have paid Dr. Montgomery $133,800 pursuant to the advisor agreement. This agreement can be terminated by either party at any time.

Separation Agreement with Mark Surber

In January 2024, we entered into a transition and separation agreement with Mark Surber, one of our founders and former chief scientific officer, pursuant to which, among other things, Mr. Surber’s equity would continue to vest for an additional period of time and we agreed to continue to pay Mr. Surber compensation for transition services through the earlier of June 2024, an earlier date of termination pursuant to the terms of the agreement or such date as may be agreed to by the parties. We paid Mr. Surber an aggregate of $513,246 pursuant to such agreement.

Agreements with Stockholders

In connection with our Series C and Series D convertible preferred stock financings, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights and information rights, among other things, with certain holders of our preferred stock and certain holders of our common stock, including holders of more than 5% of our capital stock and entities with which certain of our directors or officers are affiliated. These agreements will terminate upon the closing of this offering, except for the registration rights granted under our amended and restated investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Management Rights and Side Letters

In connection with the initial issuance and sale of our convertible preferred stock, we entered into management rights and side letters with certain purchasers of our convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors or officers are affiliated, pursuant to which such entities were granted certain management rights, among other things, including the right to consult with and advise our management on significant business issues, review our operating plans, examine our books and records and inspect our facilities. These management rights letters will terminate upon completion of this offering.

Employment and Benefit Arrangements

We have entered into offer letter or employment agreements with our executive officers as more fully described in the section titled “Executive Compensation.”

Equity Grants

We have granted options to purchase shares of our common stock to certain of our executive officers and directors. For more information regarding the options granted to our executive officers and directors, see the sections titled “Executive Compensation” and “Director Compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors and officers, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors. In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see the section titled “Management—Limitations on Liability and Indemnification Agreements.”

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately shares of our common stock being offered hereby (approximately %) for directors, executive officers, employees and business associates. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Policies and Procedures for Transactions with Related Persons

Prior to completion of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any series of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any series of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock as of , 2026 by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•
each of our directors;
•
each of our named executive officers; and
•
all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Unless otherwise indicated below, to our knowledge the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of common stock subject to options that are currently exercisable or exercisable within 60 days of to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Applicable percentage ownership before the offering is based on an aggregate of shares of common stock deemed to be outstanding as of , after giving effect to the Preferred Stock Conversion.

Applicable percentage ownership after the offering is based on   shares of common stock assumed to be outstanding immediately after the completion of this offering (assuming the sale of shares of common stock in this offering based on an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and no exercise of the underwriters’ option to purchase additional shares).

The following table does not reflect any shares of common stock that may be purchased pursuant to our directed share program described under “Underwriting—Directed Share Program.” If any shares are purchased by our existing principal stockholders, directors or their affiliated entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Avalyn Pharma Inc., 105 W First Street, Boston, Massachusetts 02127.

Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% or Greater Shareholders:
F-Prime Capital Partners Healthcare Fund V LP (1)
Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund
Norwest Venture Partners XV, LP (2)
Novo Holdings A/S (3)
Perceptive Xontogeny Venture Fund II, LP
Entities affiliated with SR One Capital (4)
Entities affiliated with Vida Ventures
Wellington Biomedical Innovation Master Investors (Cayman) II L.P.
Named Executive Officers and Directors:
Lyn Baranowski, Chief Executive Officer and Director
Douglas Carlson, Chief Financial Officer and Chief Business Officer
Melissa Rhodes, Ph.D., D.A.B.T., Chief Operating Officer
Howard Lazarus, M.D., Chief Medical Officer
Heather Turner
Tiba Aynechi, Ph.D.
Jill Carroll
David Friedman, M.D.
Gianna Hoffman-Luca, Ph.D.
Erin Lavelle
Jonathan Leff, M.D.
Ketan Patel, M.D.
All executive officers and directors as a group (12 persons)

* Represents beneficial ownership of less than 1%.

(1) Consists of (i) shares of common stock issuable upon conversion of Series A preferred stock held by F-Prime Capital Partners Healthcare Fund V LP, or F-Prime, (ii) shares of common stock issuable upon conversion of Series B preferred stock held by F-Prime, (iii) shares of common stock issuable upon conversion of Series C-1 preferred stock held by F-Prime, (iv) shares of common stock issuable upon conversion of Series C-2 preferred stock held by F-Prime, and (v) shares of common stock issuable upon conversion of Series D preferred stock held by F-Prime. F-Prime Capital Partners Healthcare Advisors Fund V LP is the general partner of F-Prime. F-Prime Capital Partners Healthcare Advisors Fund V LP is solely managed by Impresa Management LLC, the managing member of its general partner and its investment manager. Impresa Management LLC is owned, directly or indirectly, by various shareholders and employees of FMR LLC. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of these entities is 245 Summer Street, Boston, Massachusetts 02210.

(2) Consists of (i) shares of common stock issuable upon conversion of Series B preferred stock held by Norwest Venture Partners XV, LP, or Norwest, (ii) shares of common stock issuable upon conversion of Series C-1 preferred stock held by Norwest, (iii) shares of common stock issuable upon conversion of Series C-2 preferred stock held by Norwest, and (iv) shares of common stock issuable upon conversion of Series D preferred stock held by Norwest. Genesis VC Partners XV, LLC, or Genesis XV, is the general partner of NVP XV and NVP Associates, LLC, or NVP Associates, is the managing member of Genesis XV. Genesis XV, NVP Associates and Jeffrey Crowe and Jon E. Kossow, as co-chief executive officers of NVP Associates, and Tiba Aynechi, Ph.D., as an officer of NVP Associates and director of the Company, may be deemed to share voting and dispositive power over the shares held by NVP XV. Each of Genesis XV, NVP Associates, Messrs. Crowe and Kossow and Dr. Aynechi disclaims beneficial ownership of the securities held by NVP XV, except to the extent of its, his or her respective pecuniary interest therein. The address of the foregoing entities and individuals is 1300 El Camino Real, Suite 200 Menlo Park, CA 94025.

(3) Consists of (i) shares of common stock issuable upon conversion of Series A preferred stock held directly by Novo Holdings A/S, or Novo, (ii) shares of common stock issuable upon conversion of Series B preferred stock held by Novo, (iii) shares of common stock issuable upon conversion of Series C-1 preferred stock held by Novo, (iv) shares of common stock issuable upon conversion of Series C-2 preferred stock held by Novo, and (v) shares of common stock issuable upon conversion of Series D preferred stock held by Novo. Novo has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. The address of Novo is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

(4) Consists of (i) shares of common stock issuable upon conversion of Series C-1 preferred stock held by SR One Capital Fund II Aggregator, LP, or SR One Capital Fund, (ii) shares of common stock issuable upon conversion of Series D preferred shares held by SR One Capital Fund, (iii) shares of common stock issuable upon conversion of Series C-1 preferred stock held by AMZL, LP, or AMZL, and (iv) shares of common stock issuable upon conversion of Series D preferred stock held by AMZL. SR One Capital Fund is directly controlled by its general partner, SR One Capital Partners II, LP, or SR One Capital Partners. AMZL is directly controlled by its general partner, SR One Capital SMA Partners, LP, or SMA Partners. SMA Partners and SR One Capital Partners are directly controlled by their general partners, SR One Capital Management, LLC, or SR One Capital Management, and Simeon George, M.D. controls SR One Capital Management. Accordingly, each of SR One Capital Management and Simeon George, M.D. may be deemed to have voting and dispositive power with respect to the shares held of record by SR One Fund II Aggregator and AMZL. Jill Carroll is a partner at SR One Capital Management, LP and is a member of our board of directors, but does not have voting and investment power over any of the above-referenced shares held directly by SR One Capital Fund or AMZL. The address of the foregoing entities and individuals is 929 Main Street, Suite 200, Redwood City, California, 94063.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and the amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Copies of these documents have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

Upon filing of our amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of     shares of common stock, par value $0.001 per share, and shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of December 31, 2025, there were shares of common stock outstanding, assuming the Preferred Conversion, held of record by stockholders.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to    shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our Company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

As of December 31, 2025, shares of common stock were issuable upon the exercise of outstanding stock options under the 2022 Plan, at a weighted-average exercise price of $ per share and , shares of common stock were issuable upon the exercise of outstanding stock options under the 2012 Plan, at a weighted-average exercise price of $ per share; no shares of common stock were issuable upon exercise of outstanding stock options outside of our 2012 Plan and 2022 Plan; and    shares of our common stock will be reserved for future issuance under the 2026 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2012 Plan or 2022 Plan, that expire or are repurchased, forfeited, cancelled, or withheld. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation—Employee Incentive Plans.”

Registration Rights

Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the Preferred Stock Conversion in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities will possess these registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than four years after the completion of this offering.

Demand Registration Rights

Upon the completion of this offering, holders of shares of our common stock, including those issuable upon the Preferred Stock Conversion, will be entitled to certain demand registration rights pursuant to that certain investors’ rights agreement, by and between us and the investors party thereto, dated as of April 25, 2025, or the investors’ rights agreement. At any time beginning 180 days after the completion of this offering, the holders of at least 25% of these registrable securities may request that we register all or a portion of their shares. We are not required to effect more than two registration statements which are declared or ordered effective pursuant to these demand registration rights. Such request for registration must cover shares with an anticipated aggregate offering price of at least $5 million, net of any underwriting discounts, selling commissions and other related expenses. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 60 days following the effective date of the registration statement for this offering.

Piggyback Registration Rights

In connection with this offering, holders of      shares of our common stock, including those issuable upon the Preferred Stock Conversion, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering pursuant to the investors’ rights agreement. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these registrable securities will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

Upon the completion of this offering, holders of      shares of our common stock, including those issuable upon the Preferred Stock Conversion, will be entitled to certain Form S-3 registration rights pursuant to the investors’ rights agreement. Holders of at least 15% of these registrable securities can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 (which qualification may occur no sooner than twelve calendar months after the date of this offering) and if the reasonably anticipated aggregate net proceeds of the shares offered would equal or exceed $5 million, net of any underwriting discounts, selling commissions and other related expenses. We will not be required to effect more than two registrations on Form S-3 within any twelve-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expiration of Registration Rights

The demand registration rights and Form S-3 registration rights granted under our investor rights agreement’ will terminate upon the earliest of (i) the closing of a “Deemed Liquidation Event,” as such term is defined in our amended and restated certificate of incorporation (as currently in effect), (ii) such date after the completion of this offering when each holder may immediately sell all registrable securities held by such holder pursuant to Rule 144 of the Securities Act without any volume limitations, or another similar exemption, during any three month period without registration, and (iii) the fifth anniversary of the completion of this offering.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Our amended and restated certificate of incorporation and amended and restated bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our amended and restated certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures will provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our amended and restated certificate of incorporation will provide for      authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•
before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
•
Section 203 defines a business combination to include:
•
any merger or consolidation involving the corporation and the interested stockholder;
•
any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of Forum

Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, our amended and restated bylaws will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Limitations on Liability and Indemnification

See the section titled “Management—Limitations on Liability and Indemnification Agreements.”

Exchange Listing

Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock approved for listing on the Nasdaq Global Market under the symbol “AVLN.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be    . The transfer agent’s address is    .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital. Although we intend to apply to list our common stock on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Following the completion of this offering, based on our shares outstanding as of December 31, 2025, a total of      shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•
1% of the number of shares of common stock then outstanding, which will equal approximately    shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or
•
the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, or Rule 701, generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under the 2012 Plan, 2022 Plan, the 2026 Plan, and the ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevent them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C., subject to certain exceptions. For more information, see the section titled “Underwriting.”

After the offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. For more information, see the section titled “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is based on the Code, Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the IRS, and judicial decisions, all as in effect on the date hereof. These authorities are subject to differing interpretations and may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and also does not address any U.S. federal non-income tax consequences, such as estate or gift tax consequences, or any tax consequences arising under any state, local or non-U.S. tax laws. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of such non-U.S. holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

•
certain former citizens, or long-term residents of the United States;
•
partnerships or other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes (and investors therein);
•
“controlled foreign corporations”;
•
“passive foreign investment companies”;
•
corporations that accumulate earnings to avoid U.S. federal income tax;
•
banks, mutual funds, financial institutions, investment funds, insurance companies, brokers, dealers or traders in stock, securities, commodities or currencies;
•
tax-exempt organizations and governmental organizations;
•
tax-qualified retirement plans;
•
persons who acquire our common stock through the exercise of an option or otherwise as compensation;
•
qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•
persons that own, or have owned, actually or constructively, more than 5% of our common stock by vote or value;
•
persons who have elected to mark securities to market; and
•
persons holding our common stock as part of a hedging or conversion transaction or straddle, or synthetic security or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of acquiring, owning, and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is for U.S. federal income tax purposes:

•
a non-resident alien individual;
•
a corporation or any organization taxable as a corporation for U.S. federal income tax purposes that is not created or organized under the laws of the United States, any state thereof, or the District of Columbia; or
•
a foreign trust or estate, the income of which is not subject to U.S. federal income tax on a net income basis.

Distributions on Our Common Stock

As described under “Dividend Policy,” we do not currently anticipate declaring or paying, for the foreseeable future, any distributions on our capital stock. However, if we were to distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will then constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any amounts distributed in excess of basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “—Gain on sale or other taxable disposition of our common stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely furnish to us or our withholding agent with a valid IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of the dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment or fixed base in the United States), such non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected dividends, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of our common stock, unless:

•
the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;
•
the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met; or
•
our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an “established securities market” within the meaning of applicable Treasury Regulations, during the calendar year in which the sale or other disposition occurs.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain derived by a non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Determining whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our worldwide real property interests and our other trade or business assets. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we have not been, are not currently or will not in the future become a USRPHC. Even if we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is “regularly traded” on an “established securities market,” within the meaning of applicable Treasury Regulations. There can be no assurance that our common stock qualifies as regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we have been, are or were to become a USRPHC.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of distributions on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and if the payor does not have actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent a certification that it does not have any “substantial United States owners” or provides information identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and would have applied also to payments of gross proceeds from the sale or other disposition of our common stock. However, proposed regulations under FATCA provide for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of property of a type that can produce U.S.-source dividends or interest. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA withholding does not apply to gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Jefferies LLC, Evercore Group L.L.C. and Guggenheim Securities, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
Evercore Group L.L.C.
Guggenheim Securities, LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $ . We have agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $ .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “AVLN.”

We and each of our directors and executive officers and the holders of substantially all of our outstanding stock and stock options have agreed, pursuant to a lock-up agreement, or the Lock-Up Agreement, that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC, and Evercore Group L.L.C. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “Restricted Period”):

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;
•
file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC, and Evercore Group L.L.C. on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions on issuances by us during the Restricted Period are subject to certain exceptions, including with respect to:

•
the sale of shares to the underwriters;
•
the issuance of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or
•
facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the Restricted Period.

The restrictions imposed by the Lock-up Agreements with our directors, executive officers and stockholders are subject to certain exceptions, including with respect to:

•
transactions relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in this offering or such open market transactions during the Restricted Period;
•
transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or to a charitable organization or educational institution in a transfer not involving a disposition for value;
•
transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to any member of the immediate family of the lock-up party or any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party in a transaction not involving a disposition for value;
•
distributions of shares of common stock or any security convertible into common stock to limited and/or general partners, members, beneficiaries or other equity holders or stockholders of the lock-up party its direct or indirect affiliates or to an investment fund or other entity that controls or manages, or is under common control with, the lock-up party;
•
transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the lock-up party upon the death of the lock-up party or (ii) by operation of law pursuant to orders of a court or regulatory agency, in connection with a negotiated divorce settlement or pursuant to a qualified domestic relations order;
•
transfers or dispositions of shares of common stock or other securities to us in connection with the conversion of any convertible security into, or the exercise of any option or warrant for, shares of common stock (including by way of “net” or “cashless” exercise solely to cover withholding tax obligations in connection with such exercise or transfer to us for the payment of taxes as a result of such exercise); provided that (i) such convertible security, option or warrant is described herein and is outstanding on the date thereof, (ii) any such shares of Common Stock received by the lock-up party shall be subject to the terms of such Lock-up Agreement and (iii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the Restricted Period, other than a filing on a Form 4 that reports such disposition under the transaction code “F”, in which case the filing or announcement shall clearly indicate in the footnotes thereto or comments section thereof that the filing relates to the exercise of a stock option or warrant, as the case may be, that no shares of common stock were sold by the reporting person and that the shares of common stock received upon exercise of the stock option or warrant are subject to a lock-up agreement with the underwriters of this offering);
•
the establishment of a trading plan on behalf of our shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the Restricted Period; or
•
transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) pursuant to a bona fide third-party tender offer for shares of our capital stock made to all holders of our securities, merger, consolidation or other similar transaction approved by the our board of directors and occurring after the closing of this offering, the result of which is that any person (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of our voting stock; provided that in the event that such change of control transaction is not completed, the shares of common stock (or any security convertible into or exercisable or exchangeable for common stock) owned by the lock-up party shall remain subject to the restrictions contained in the Lock-up Agreement and title to the lock-up party’s shares shall remain with the lock-up party.

provided that in the case of any transfer or distribution pursuant to clauses (2), (3), (4), or (5), (i) each donee or distributee shall sign and deliver a lock‑up agreement substantially in the form of the Lock-up Agreement and (ii) any Form 4 or Form 5 required to be filed under the Exchange Act if the lock-up party is subject to Section 16 reporting with respect us under the Exchange Act, will indicate by footnote disclosure or otherwise the nature of the transfer or disposition).

Morgan Stanley & Co. LLC, Jefferies LLC and Evercore Group L.L.C., in their sole discretion, may release our common stock and other securities subject to the Lock-Up Agreements described above in whole or in part at any time.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option described above. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase shares of common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved of the shares of common stock to be issued by the Company and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, each, a “Member State”, no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of our common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

a.
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
b.
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the representatives and us that it is a “qualified investor” within the meaning of Article 2(e) in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

This prospectus has been prepared on the basis that the offering of our common stock falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024, POATRs, and accordingly there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.

Each underwriter has represented and agreed that it has not made and will not make an offer of our common stock which are the subject of this Prospectus to the public in the United Kingdom except that it may make an offer:

(a)
at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;
(b)
at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Issuer for any such offer; or
(c)
at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an offer of our common stock to the public in relation to any of our common stock means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to buy or subscribe for our common stock and the expression “POATRs” means the Public Offers and Admissions to Trading Regulations 2024.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors or“QII”

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Brazil

The offer and sale of our shares of common stock has not been, and will not be, registered (or exempted from registration) with the Brazilian securities commission, Comissão de Valores Mobiliários or “CVM”, and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM resolution No. 160, dated July 13, 2022, as amended or “CVM Resolution 160” or unauthorized distribution under Brazilian laws and regulations. The shares of our common stock will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire our shares of common stock through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland.

This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under, art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.

32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of common stock are subscribed or purchased under Section 275 by a relevant person which is:

a.
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b.
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable within six months after that corporation or that trust has acquired shares of common stock under Section 275 of the SFA except:
(1)
to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;
(2)
where no consideration is or will be given for the transfer;
(3)
where the transfer is by operation of law;
(4)
as specified in Section 276(7) of the SFA; or
(5)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulation 2018.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the

Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the“Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives, and circumstances and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of our common stock being offered in this prospectus will be passed upon for us by Goodwin Procter LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Avalyn Pharma Inc. as of December 31, 2024, and for the year ended December 31, 2024, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-    ) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov/edgar.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the website of the SEC referred to above.

We also maintain a website at www.avalynpharma.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference. Upon completion of this offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

INDEX TO THE FINANCIAL STATEMENTS

AVALYN PHARMA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Avalyn Pharma Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Avalyn Pharma Inc. and subsidiary (the "Company") as of December 31, 2024, the related consolidated statements of comprehensive loss, changes in redeemable convertible preferred stock and stockholders' deficit, and cash flows, for the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Seattle, WA

February 6, 2026

We have served as the Company's auditor since 2022.

AVALYN PHARMA INC.

CONSOLIDATED BALANCE SHEET

(In thousands, except share and per share amounts)

December 31,
2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,955
Marketable securities, current	86,671
Prepaid expenses and other current assets	3,761
Total current assets	114,387
NON-CURRENT ASSETS:
Property and equipment, net	94
Marketable securities, noncurrent	7,489
Other assets	2,549
Total long-term assets	10,132
TOTAL ASSETS	$124,519
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$2,277
Accrued liabilities	6,467
Total current liabilities	8,744
TOTAL LIABILITIES	8,744
COMMITMENTS AND CONTINGENCIES (Note 8)
REDEEMABLE CONVERTIBLE PREFERRED STOCK
Series A redeemable convertible preferred stock, $0.001 par value; 65,213,004 shares authorized, issued, and outstanding; liquidation preference of $65,213, net of issuance costs of $475	64,738
Series B redeemable convertible preferred stock, $0.001 par value; 25,210,789 shares authorized, issued, and outstanding; liquidation preference of $35,696, net of issuance costs of $317	35,379
Series C-1 redeemable convertible preferred stock, $0.001 par value; 239,092,424 shares authorized, 239,016,017 shares issued and outstanding; liquidation preference of $175,041, net of issuance costs of $547	174,494
Series C-2 redeemable convertible preferred stock, $0.001 par value; 24,207,788 shares authorized, issued, and outstanding; liquidation preference of $14,183, net of issuance costs of $49	15,686
STOCKHOLDERS' DEFICIT
Common stock, $0.001 par value; 438,400,000 shares authorized; 5,326,439 shares issued and outstanding	5
Additional paid in capital	5,429
Accumulated other comprehensive income	202
Accumulated deficit	(180,158)
Total stockholders' deficit	(174,522)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT	$124,519

The accompanying notes are an integral part of these consolidated financial statements.

AVALYN PHARMA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

Year Ended December 31,
2024
OPERATING EXPENSES:
Research and development	$45,759
General and administrative	11,362
Total operating expenses	57,121
LOSS FROM OPERATIONS	(57,121)
OTHER INCOME (EXPENSE):
Interest income	7,439
Other expense	(62)
Total other income	7,377
NET LOSS	$(49,744)
COMPREHENSIVE LOSS:
Net loss	$(49,744)
OTHER COMPREHENSIVE INCOME:
Unrealized gains on marketable securities	202
Total other comprehensive loss	202
TOTAL COMPREHENSIVE LOSS	$(49,542)
Net loss per share of common stock, basic and diluted	$(9.57)
Weighted-average number of common stock used in net loss per share, basic and diluted	5,197,971

The accompanying notes are an integral part of these consolidated financial statements.

AVALYN PHARMA INC.

CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(In thousands, except share amounts)

	Series A		Series B		Series C-1		Series C-2		Common		Additional	Accumulated Other		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Stock		Paid-In	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Deficit
BALANCES - December 31, 2023	65,213,004	$64,738	25,210,789	$35,379	238,960,033	$174,456	24,207,788	$15,686	5,086,517	$5	$2,907	$-	$(130,414)	$(127,502)
Issuance of Series C-1 preferred stock for cash, net issuance costs of $2	-	-	-	-	55,984	38	-	-	-	-	-	-	-	-
Stock options exercised	-	-	-	-	-	-	-	-	239,922	-	51	-	-	51
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	2,471	-	-	2,471
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	202	-	202
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(49,744)	(49,744)
BALANCES - December 31, 2024	65,213,004	$64,738	25,210,789	$35,379	239,016,017	$174,494	24,207,788	$15,686	5,326,439	$5	$5,429	$202	$(180,158)	$(174,522)

The accompanying notes are an integral part of these consolidated financial statements.

AVALYN PHARMA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

Year Ended December 31,
2024
OPERATING ACTIVITIES:
Net loss	$(49,744)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	29
Loss on disposal of property and equipment	45
Amortization of right-of-use assets	50
Stock-based compensation expense	2,471
Amortization and accretion of premiums/discounts on marketable securities	(2,579)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	3,395
Other assets	(1,488)
Accounts payable	231
Litigation liability	(4,000)
Accrued liabilities	3,279
Operating lease liability	(57)
Net cash used in operating activities	(48,368)
Purchases of property and equipment	(95)
Purchases of marketable securities	(131,379)
Maturities of marketable securities	40,000
Net cash used in investing activities	(91,474)
FINANCING ACTIVITIES:
Proceeds from the exercise of stock options	51
Proceeds from the issuance of Series C-1 preferred stock, net of issuance costs	38
Net cash provided by financing activities	89
DECREASE IN CASH AND CASH EQUIVALENTS	(139,753)
CASH AND CASH EQUIVALENTS:
Beginning of year	163,708
End of year	$23,955

The accompanying notes are an integral part of these consolidated financial statements.

AVALYN PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED December 31, 2024

1.
Description of Business

Avalyn Pharma Inc. (the “Company” or “Avalyn”), is a clinical-stage biopharmaceutical company developing inhaled medicines to treat rare respiratory diseases, including progressive pulmonary fibrosis, idiopathic pulmonary fibrosis, and other interstitial lung diseases. The Company was incorporated in the state of Delaware on May 27, 2011, and has its headquarters in Boston, Massachusetts.

As used in these consolidated financial statements, unless the context otherwise requires, references to the “Company” or “Avalyn”, refer to Avalyn Pharma Inc. and its wholly owned subsidiary, Avalyn Pharma Pty. Ltd.

Risks and Uncertainties

The Company is subject to the risks and challenges associated with other biopharmaceutical companies at a similar stage of development, including dependence on key individuals, successful development of its products and services, dependence on key vendors, compliance with government regulations, protection of proprietary technology, competition from substitute products and services and larger companies which have greater financial resources, technical management, and the ability to secure adequate financing to support future growth. There can be no assurance that any future products or services can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a material adverse effect on the Company’s future operating results, financial position and cash flow.

Existing or future products developed by the Company will require approvals or clearances from the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. If the Company were denied or delayed in receiving such approvals or clearances, it would have a material adverse effect on the Company.

Going Concern

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since its inception, the Company has funded its operations with proceeds from convertible notes, and with proceeds from the issuance of Series A, Series B, Series C-1 and Series D preferred stock. The Company has incurred net losses, and utilized cash, cash equivalents, and marketable securities in operations since inception, has an accumulated deficit as of December 31, 2024, of $180.2 million, and expects to incur future additional losses. As of December 31, 2024, the Company had cash, cash equivalents, and marketable securities of approximately $118.1 million. Additionally, the Company completed a Series D preferred stock financing beginning on April 2025 issuing shares at $0.7963 per share for total gross proceeds of $100.4 million across multiple closings through July 2025. We determined that our existing cash, cash equivalents and investments in marketable securities along with the proceeds from the Series D preferred stock financing will be sufficient to fund the Company’s operating expenses and capital expenditures requirements for at least 12 months from the issuance date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.
Summary Of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Avalyn Pharma Inc. and its wholly owned subsidiary, Avalyn Pharma Pty. Ltd. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. The Company bases its estimates on historical experience and various other assumptions that management believes to be reasonable under the circumstances. Management evaluates its estimates and assumptions on an ongoing basis. Changes in estimates are recorded in the period in which they become known. Significant estimates and assumptions relied upon in preparing these financial statements include, but are not limited to, research and development expenses and related prepaid or accrued costs, and the valuation of common stock and related stock-based compensation expense. The Company’s actual results may differ from these estimates under different assumptions or conditions.

Loss Contingencies

The Company may be involved in legal proceedings, claims and regulatory, tax or governmental inquiries and investigations that arise in the ordinary course of business resulting in loss contingencies. Loss contingencies are accrued when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue contingent losses that, in its judgment, are considered reasonably possible, but not probable; however, the range of such reasonably possible losses would be disclosed. Loss contingencies considered remote are generally not disclosed.

Fair Value Measurements

The Company determines the fair value of financial and non-financial assets and liabilities that are recognized or disclosed at fair value using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value, as follows:

•
Level 1: Inputs which include quoted prices in active markets for identical assets and liabilities.
•
Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.
•
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash, cash equivalents and marketable securities are carried at fair value, determined according to the fair value hierarchy described above. For additional information on the Company’s fair value hierarchy, refer to Note 4, Fair Value Measurements. The carrying amounts of the Company’s prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate their fair values due to their short-term nature.

Foreign Currency

The Company’s reporting currency is the U.S. dollar. The functional currency of the Company’s foreign subsidiary is the U.S. dollar since the U.S. dollar is the currency of the principal economic environment in which the Company’s foreign subsidiary operates. Consequently, all assets and liabilities of the subsidiary are recorded in U.S. dollars. Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included within other expense as a foreign currency gain (loss) in the consolidated statement of comprehensive loss. Foreign currency transaction gains or losses for the year ended December 31, 2024 was immaterial.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income, net of tax. Other comprehensive income, net of tax, refers to revenue, expenses, gains, and losses that, under U.S. GAAP, are recorded as an element of equity but are excluded from net loss. For the year ended December 31, 2024, the Company’s only element of other comprehensive income is unrealized gains and losses on its marketable securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash deposited with banks and funds invested in readily available money market accounts. The carrying amount of cash equivalents invested in money market funds was $19.9 million of the total $24.0 million cash and cash equivalents on hand as of December 31, 2024. The money markets are valued using quoted market prices with no valuation adjustments applied and are categorized as a Level 1 financial asset.

Marketable Securities

As of December 31, 2024, the Company classifies marketable securities with a remaining maturity greater than three months at the time of purchase and less than one year from the balance sheet date as current. Marketable securities would be classified as long-term assets on the consolidated balance sheet if the maturity exceeded one year, and the Company did not intend to utilize the marketable securities to fund current operations.

The Company classifies all of its investments as available-for-sale securities. Accordingly, these investments are recorded at fair value. Realized gains and losses and amortization and accretion of discounts and premiums are included in interest income, which is a component of other income (expense). Unrealized gain and losses on available-for-sale securities are included in accumulated other comprehensive income as a component of stockholders’ deficit until realized.

At each balance sheet date, the Company assesses available-for-sale debt securities in an unrealized loss position to determine whether the unrealized loss or any potential credit losses should be recognized. The Company evaluates whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. The Company also evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the severity of the impairment, any changes in interest rates, changes to the underlying credit ratings and forecasted recovery, among other factors. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in other expense. There have been no impairments or credit losses recognized during 2024.

Accrued interest receivable related to the Company's available-for-sale securities is presented within prepaid expenses and other current assets on the Company's consolidated balance sheet. The Company has elected the practical expedient available to exclude accrued interest receivable from both the fair value and the amortized cost basis of available-for-sale debt securities for the purposes of identifying and measuring any impairment. The Company writes off accrued interest receivable once and if it has determined that the asset is not realizable. Any write offs of accrued interest receivable are recorded by reversing interest income, recognizing credit loss expense, or a combination of both. To date, the Company has not written off any accrued interest receivable associated with its marketable securities.

Concentration of Credit Risk and Significant Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and marketable securities. The balance of the Company’s cash and cash equivalents exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

The Company is dependent on third-party contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”) to supply certain intellectual property and services for research activities in its product candidates. In particular, the Company relies and expects to continue to rely on a small number of these organizations to supply it with its requirements for key raw materials related to research activities. These product candidates could be adversely affected by a significant interruption in the supply of key raw materials.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for computers and software, five years for office equipment, and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease-term or the estimated useful life of the related asset. Maintenance and repairs are charged to expense as incurred. Gains and losses from the disposal of property and equipment are reflected in the consolidated statement of comprehensive loss in the year of disposal.

Leases

The Company determines if an arrangement is or contains a lease at its inception. The Company has elected not to recognize leases with terms of one year or less on the balance sheet as a practical expedient.

For leases with terms greater than 12 months, the Company records an operating lease right-of-use asset or finance lease asset and related lease liability at the present value of lease payments over the lease term. The implicit rate for individual leases is generally not readily determinable; therefore, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. Leases with an option to extend the related lease term are reflected in the lease term when it is reasonably certain that the Company will exercise such option. Leases with an option to terminate early are reflected in the lease term when it is reasonably certain that the Company will not exercise such option. The Company recognizes expense for operating leases on a straight-line basis over the lease term plus any variable lease costs.

The Company recognizes expense on short-term leases in the consolidated statement of comprehensive loss equal to the payment amount.

The Company has included additional disclosures about its operating leases in Note 8.

Classification of Redeemable Convertible Preferred Stock

The Company has classified redeemable convertible preferred stock ("preferred stock") outside of stockholders' deficit in the accompanying consolidated balance sheet due to terms that allow for redemption of the shares in cash upon the occurrence of a Deemed Liquidation Event (see Note 9). The Company determined that the occurrence of a Deemed Liquidation Event, which includes the sale or transfer of control of the Company, is a contingent redemption feature not solely within the control of the Company.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, including salaries, payroll tax, bonuses, benefits and stock-based compensation charges for those individuals in executive, legal, finance, human resources, information technology, and other administrative functions. Other significant costs include professional service fees, including legal fees relating to intellectual property and corporate matters, and auditing, accounting, tax, and consulting services, as well as facilities and depreciation expense, and other general and administrative expenses that are allocated.

Research and Development

Research and development costs are expensed as incurred. Our research and development expenses include direct costs specifically attributable to our programs including external expenses, including expenses incurred under arrangements with third parties, such as CROs, CMOs, consultants and our scientific advisors, and the manufacturing expenditures, including costs for laboratory supplies, research materials and reagents, as well as indirect costs that are not directly attributable to a specific program. Costs incurred in obtaining technology licenses through asset acquisitions are charged to research and development expense if the licensed technology has not reached technological feasibility and has no alternative future use.

The Company has entered into various research and development related contracts with external parties. We recognize research and development costs in the periods in which they are incurred. Most of our research and development expenses have been related to identifying and developing our product candidates. Typically, external expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers as of each reporting date. Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses, which are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered, or the services rendered. Significant judgments and estimates are made in determining the accrued, or prepaid expense balances at the end of any reporting period.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. For the year ended December 31, 2024, no impairment charge was recorded.

Income Taxes

The Company accounts for income taxes using an asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense.

Stock-Based Compensation

The Company recognizes stock-based compensation expense based on the grant date fair value of stock options granted to employees, directors, and certain consultants. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation expense. The Company assesses modifications to stock-based compensation awards in accordance with ASC 718. For awards that are modified, the Company remeasures the fair value of the modified award on the date of modification and compares it to the fair value of the original award immediately before modification. Any incremental increase in fair value resulting from the modification is recognized as additional compensation expense. For equity-classified awards, incremental compensation expense is recognized over the remaining requisite service period, and for modifications that accelerate vesting, expense may be recognized immediately.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model (“Black-Scholes”), which requires inputs based on certain subjective assumptions, including the fair value of common stock, expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. As there is no public market for the Company’s common stock, the estimated fair value of common stock was determined by the Company’s Board of Directors (the “Board”) as of the date of each stock option grant, with inputs from management, considering third-party valuations of its common stock as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation. The Company's common stock valuation used either the option‑pricing method (OPM) or a hybrid method, both based on a market approach. The OPM models common and preferred stock as call options on the Company’s equity value and allocates value only when proceeds exceed preferred liquidation preferences at a liquidity event. The hybrid method incorporates a probability‑weighted expected return method (PWERM) for scenarios where potential near‑term exits (e.g., IPO scenario using a PWERM), can be reasonably assessed, while relying on the OPM for less predictable outcomes, such as a sale scenario. Under the PWERM, common stock value is estimated by evaluating possible future outcomes, weighting them by probability, and discounting expected returns to present value. A discount for lack of marketability is applied to each scenario, and the results are weighted to determine the final common stock value. The Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies. The Company uses the simplified method as prescribed by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for stock options granted to employees, directors, and certain consultants as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. There is no expected dividend yield since the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company has one operating and reportable segment, which is the business of developing and commercializing targeted therapies for rare lung diseases. The Company’s CODM, its chief executive officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources. All of the Company’s long lived assets are held in the United States. See Note 12 – Segment Information, for further disclosure regarding the Company’s segment information.

Net Loss Per Share

The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. The Company considers its preferred stock to be participating securities as in the event a dividend is paid for common stock, the holders of preferred stock would be entitled to receive dividends on a basis consistent with the common stockholder. Under the two-class method the net loss attributable to common stockholders is not allocated to preferred stockholders as the holders of preferred stock do not have a contractual obligation to share in losses.

Under the two-class method, net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common stock outstanding during the reporting period, without consideration for potentially dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding during the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share attributable to common stockholders calculation, preferred stock, and stock options considered to be potentially dilutive securities were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would be anti-dilutive and therefore, basic and diluted net loss per share attributable to common stockholders were the same.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are incremental costs and directly associated with in-process equity financings as deferred offering costs within non-current assets on the consolidated balance sheet until such time the equity financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction to the carrying value of the preferred stock or, for the issuances of common stock, in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of comprehensive loss. There were no deferred offering costs as of December 31, 2024.

Emerging Growth Company Status

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, the Company’s consolidated financial statements may not be comparable to companies that comply with public company FASB standards’ effective dates. The Company intends to take advantage of the reduced reporting requirements and exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an EGC.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280: Improvements to Reportable Segment Disclosures) (“ASU 2023-07”). The amendments in this update improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The ASU is effective for annual periods beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this accounting standard during the year ended December 31, 2024, which is the same year reportable segments were initially identified. Required disclosures have been included in Note 12 – Segment Information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The requirements of ASU 2024-03 are effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently in the process of evaluating the effects of this pronouncement on its related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures which includes amendments that further enhance income tax disclosure, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The new standard is effective for annual periods beginning after December 15, 2024. The Company has adopted the new guidance in the first quarter of 2025, as permissible by the ASU. The effects of adopting the amendments in ASU 2023-09 will not have a material impact on the Company’s financial statement disclosures.

3.
Marketable securities

The following table summarizes the amortized cost and estimated fair value of the Company’s marketable securities, which are considered to be available-for-sale investments (in thousands):

	December 31, 2024
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Marketable securities, current:
U.S. Treasury securities	$19,362	$62	$(6)	$19,418
Commercial paper	30,416	34	(12)	30,438
Corporate debt securities	24,379	64	—	24,443
U.S. government agency debt securities	12,350	22	—	12,372
Total marketable securities, current	86,507	182	(18)	86,671
Marketable securities, noncurrent:
U.S. Treasury securities	7,451	38	—	7,489
Total marketable securities, noncurrent	7,451	38	—	7,489
Total marketable securities	$93,958	$220	$(18)	$94,160

As of December 31, 2024, all marketable securities held by the Company had remaining contractual maturities of one year or less, except for U.S. Treasury securities that had maturities of two years or less.

The Company has determined that there were no material changes in the credit risk, therefore no impairment was recognized on its debt securities.

4.
Fair Value Measurements

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the inputs the Company utilized to determine such fair value (in thousands):

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$19,893	$—	$—	$19,893
Marketable securities:
U.S. Treasury securities	—	26,907	—	26,907
Commercial paper	—	30,438	—	30,438
Corporate debt securities	—	24,443	—	24,443
U.S. government agency debt securities	—	12,372	—	12,372
Total financial assets	$19,893	$94,160	$—	$114,053

As of December 31, 2024, the Company had cash equivalents consisting of money market funds classified as Level 1 financial assets, as these assets are valued using quoted market prices in active markets without any valuation adjustments. The Company classifies its investments in U.S. Treasury securities (Treasury bills, Treasury notes, and Treasury bonds), U.S. non-treasury securities (government agency debt), commercial paper, and corporate debt securities as Level 2 instruments. The Company estimates the fair value of these marketable securities by taking into consideration valuations obtained from third-party pricing sources. These pricing sources utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly to estimate fair value. These inputs include market pricing based on real time trade data for the same or similar securities, issuer credit spreads, benchmark yields, and other observable inputs.

During the year ended December 31, 2024, there were no transfers or reclassifications between fair value measurement levels of assets or liabilities.

5.
Prepaid Expenses And Other Current Assets

Prepaid expenses and other current assets consist of the following, (in thousands):

December 31,
2024
Prepaid research and development expenses	$2,857
Interest receivable	591
Prepaid insurance	31
Deposits	5
Other prepaid assets	277
Total prepaid expenses and other current assets	$3,761

6.
Property And Equipment

Property and equipment consist of the following (in thousands):

December 31,
2024
Computers, software, and office equipment	$96
Lab equipment	10
Total property and equipment	106
Less: Accumulated depreciation	(12)
Property and equipment, net	$94

Total depreciation expense for the year ended December 31, 2024 was $29 thousand.

7.
Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

December 31,
2024
Employee compensation and vacation accrual	$2,751
Accrued legal and professional fees	324
Accrued research and development costs	3,392
Total accrued liabilities	$6,467

8.
Commitments And Contingencies

Leases

During the year ended December 31, 2024, the Company had operating leases for two office facilities. The Seattle office lease was a month-to-month lease that was terminated and vacated in March 2024. The San Diego office lease term expired and the property was vacated in November 2024.

During the year ended December 31, 2024, the Company incurred total operating lease expense of $101 thousand, consisting of lease cost of $98 thousand and variable payments associated with common area maintenance and similar expenses of $3 thousand. Cash paid for amounts included in the measurement of operating lease liabilities during the year ended December 31, 2024 was $57 thousand. During the year ended December 31, 2024, the Company did not recognize any impairment losses on its ROU assets.

Legal Proceedings

From time to time, the Company is subject to various claims that arise in the ordinary course of business. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

The Company was a party to a lawsuit filed in November 2020, in which the counterparty alleges that the Company has not used commercially reasonable efforts to investigate certain patent rights and develop a compound covered by those patent rights that were sold to the Company in March 2017 through a Stock Purchase Agreement (SPA). In May 2024, the Company and the counterparty agreed to a final and binding term sheet to resolve the dispute. The settlement required the Company to pay the counterparty $4 million within 15 days of the parties’ execution of a definitive agreement, which occurred in July 2024 and was previously included in litigation liability as of December 31, 2023. In addition, the Company agrees to pay the representative royalties (less than 1%) on net sales of the monotherapy assets AP01 (inhaled pirfenidone) and AP02 (inhaled nintedanib). As part of the agreement, the parties released all claims related to the litigation, the SPA, or any other agreement related to the counterparty and the Company. To date, the Company has incurred a total of $9.6 million of legal expenses related to the lawsuit, including $1.4 million during the year ended December 31, 2024. The expenses are included in general and administrative expenses in the Company’s consolidated statement of comprehensive loss.

9.
Redeemable Convertible Preferred Stock

As of December 31, 2024, the Company’s Redeemable Convertible preferred stock, referred to as preferred stock, consisted of the following (in thousands, except share amounts).

	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value
Series A	65,213,004	65,213,004	$64,738	$65,213
Series B	25,210,789	25,210,789	35,379	35,696
Series C-1	239,092,424	239,016,017	174,494	175,041
Series C-2	24,207,788	24,207,788	15,686	14,183
Total	353,724,005	353,647,598	$290,297	$290,133

The following is a summary of terms for the preferred stock:

Voting

Each share of preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:

The holders of record of the shares of Series A preferred stock and Series B preferred stock, voting together as a single separate class, are entitled to elect three directors of the Company.

The holders of record of the shares of Series C preferred stock, exclusively and as a single separate class, are entitled to elect two directors of the Company.

Dividends

The holders of preferred stock are entitled to receive, when, as and if declared by the Board, out of funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, at the rate of 8% per annum for each share of preferred stock at the original issue price, as adjusted for stock splits, stock dividends, combinations, or other similar recapitalizations. To date, no dividends have been declared or paid on the Company’s preferred stock.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, or upon the occurrence of a Deemed Liquidation Event (defined below), the holders of preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment is made to holders of common stock, an amount per share equal to the issuance price of $1.00 with respect to the Series A, $1.4159 for Series B, $0.7323 for Series C-1, and $0.5859 for Series C-2, plus any dividends declared but unpaid. If upon any such liquidation, dissolution, or winding-up of the Company, the assets of the Company available for distribution to its stockholders is insufficient to pay the preferred stockholders the full amount they are entitled, the holders of preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be entitled to receive. After the payment of all preferential amounts required to be paid to holders of shares of preferred stock, the remaining assets available for distribution shall be distributed among the holders of shares of preferred stock and common stock, pro rata based on the number of common stock (on an as converted basis) held by each such holder.

Unless the holders of a majority in voting power of the then outstanding shares of preferred stock elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets.

Redemption

The preferred stock does not contain any mandatory redemption features and the preferred stock is not currently redeemable. In accordance with ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”), preferred stock issued with redemption provisions that are outside of the control of the Company, including a deemed liquidation event, is required to be presented outside of stockholders’ deficit on the face of the consolidated balance sheet. The Company’s preferred stock contains redemption provisions that require it to be presented outside of stockholders’ deficit in temporary equity. The Company did not accrete the carrying values of the preferred stock to the redemption values since a Deemed Liquidation Event was not considered probable during the year ended December 31, 2024. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a Deemed Liquidation Event will occur.

Conversion

Each share of preferred stock is convertible at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into shares of common stock as is determined by dividing the original purchase issue price of preferred stock by the conversion price in effect at the time of conversion. The conversion price per share shall be $1.00 with respect to the Series A, $1.4159 for Series B, $0.7323 for Series C-1, and $0.5859 for Series C-2, as defined by the Company’s certificate of incorporation, as amended. As of December 31, 2024, the conversion ratio for preferred stock was one-to-one basis.

All outstanding shares of preferred stock shall automatically be converted into shares of common stock, at the then-effective conversion rate upon either (a) the closing of the sale of shares of common stock to the public at a price at least equal to $2.20 per share in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50 million of net proceeds to the Company or (b) the date and time, or the occurrence of an event specified by vote or written consent of (i) the holders of a majority of the outstanding shares of preferred stock voting together as a single separate class and on as-converted to common stock basis and (ii) the holders of a majority of the outstanding shares of Series C preferred stock voting together as a single separate class and on as-converted to common stock basis.

10.
Common Stock

Common Stock

The Company’s certificate of incorporation, as amended and restated, authorizes the Company to issue 438,400,000 shares of common stock, par value $0.001. The holders of common stock are entitled to one vote for each share of common stock held.

The number of shares of common stock that have been reserved for the potential conversion of preferred stock, outstanding stock options granted, and stock options available for grant under the Company’s 2022 Equity Incentive Plan, are as follows:

December 31,
2024
Conversion of Series A	65,213,004
Conversion of Series B	25,210,789
Conversion of Series C-1	239,092,424
Conversion of Series C-2	24,207,788
Outstanding common stock options	53,124,653
Common stock options available for grant	4,289,036
Total	411,137,694

11.
Stock Option Plan

Stock Option Plans

On February 10, 2022, the Company adopted the 2022 Equity Incentive Plan, which has been subsequently amended (the “Plan”). The Plan provides for the issuance of incentive and nonqualified common stock options to employees, directors, and certain consultants of the Company. The Plan is administered by the Company’s Board of Directors which determines the types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. The total number of shares reserved and available for grant and issuance under the Plan is 43,481,297 shares plus (a) shares that are subject to issuance under the Company’s 2012 Equity Incentive Plan (the “Prior Plan”) but cease to be subject to an award for any reason other than exercise of an option or settlement of such award and (b) shares that were issued under the Prior Plan which are repurchased by the Company or which are forfeited, used to pay withholding obligations with respect to any award granted under the Prior Plan or pay the exercise price of an option granted under the Prior Plan.

Stock options must be granted with an exercise price equal to the common stock’s fair market value at the date of grant. Stock options generally have 10-year terms and vest over a four-year period starting from the date specified in each agreement. Certain stock options are subject to accelerated vesting upon a change in control, as defined in the respective grant agreements. As of December 31, 2024, there were 4,289,036 shares of common stock available for the Company to grant under the Plan.

Employee Stock Options Valuation

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to determine the fair values of stock options granted to employees, directors, and certain consultants, are as follows:

December 31,
2024
Risk-free interest rate	3.7% - 4.4%
Expected life of options (in years)	5.4 - 6.1
Expected volatility of underlying stock	81.7% - 84.6%
Fair value of underlying common stock	$0.24 - 0.29
Expected dividend yield	- %

During the year ended December 31, 2024, the Company modified the terms of certain outstanding stock options upon the termination of certain employees of the Company to immediately vest any unvested options upon separation and extend the exercise period of the stock options to three years. For the year ended December 31, 2024, the Company recognized additional stock-based compensation expense of $99 thousand as a result of the stock option modifications.

The assumptions used to estimate the fair value of the stock options modified are as follows:

December 31,
2024
Risk-free interest rate	4.5% - 5.5%
Expected life of options (in years)	0.3 - 3
Expected volatility of underlying stock	52.9% - 63.1%
Fair value of underlying common stock	$0.24
Expected dividend yield	- %

The following table summarizes the Company’s stock option activity:

	Number of Options	Weighted Average Exercise Price (per share)	Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2023	16,011,432	$0.30	6.55	$141
Options granted	38,115,396	$0.24
Options exercised	(239,922)	0.22
Options forfeited	(200,388)	0.25
Options expired	(561,865)	0.26
Outstanding as of December 31, 2024	53,124,653	$0.26	8.09	2,233

Options exercisable as of December 31, 2024	22,375,553	$0.27	6.71	$883

The weighted-average grant date fair value of stock options granted in the year ended December 31, 2024 was $0.17. The total intrinsic value of stock options exercised during the year ended December 31, 2024 was $18 thousand. As of December 31, 2024, total stock-based compensation cost not yet recognized related to unvested stock options was $5.3 million, which is expected to be recognized over a weighted-average period of 2.67 years. Stock-based compensation expense recognized in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2024, included the following (in thousands):

December 31,
2024
General and administrative	$1,528
Research and development	943
Total	$2,471

12.
Segment Information

The Company operates and manages its business as one operating segment and one reportable segment, which is focused on developing targeted therapies to treat rare lung diseases. The CODM manages the Company’s operations on a consolidated basis, assesses performance for the operating segment and decides how to allocate resources based on consolidated operating results, which is reported on the consolidated statement of comprehensive loss.

The CODM manages the Company’s operations on a consolidated basis and assesses performance based on consolidated net loss, which is reported on the consolidated statement of comprehensive loss. The monitoring of budgeted versus actual results is used in assessing the performance of the operating segment and in establishing resource allocation across the organization. Depreciation expense, amortization expense, stock-based compensation expense, and non-cash lease expense are significant noncash items included in consolidated net loss and reported on the consolidated statements of cash flows. The measure of segment assets is reported on the consolidated balance sheet as total assets. Expenditures for additions to long-lived assets, which include purchases of property and equipment, are included in total assets, reviewed by the CODM, and are reported on the consolidated statements of cash flows.

The following table represents information about segment loss and significant segment expenses (in thousands):

Year Ended December 31,
2024
Direct research and development expenses by program:
AP01	$30,781
AP02	4,223
AP03	330
Unallocated research and development expenses:
Personnel-related (excluding stock-based compensation)	9,113
Facility and information technology allocated expenses and other R&D costs	366
General and administrative expenses:
Personnel-related (excluding stock-based compensation)	3,968
Facility expenses and information technology	378
General corporate expenses and professional fees	5,462
Other segment items (1)	(4,877)
Net loss	$49,744

(1)
For the year ended December 31, 2024, other segment items consist of $7.4 million of interest income, $2.5 million of stock-based compensation expense, and less than $0.1 million of depreciation expense and other expenses.

Direct research and development expenses by program consist primarily of costs paid to third-parties including CROs, CMOs, consultants, advisors and other clinical study-related vendors.

Unallocated research and development expenses consist primarily of personnel-rated expenses and allocated information technology and facility expenses and other R&D related costs, excluding non-cash items, such as stock-based compensation and depreciation.

General and administrative expenses consist primarily of personnel-rated expenses, including salaries, payroll tax, bonuses, and benefits, and professional services fees for legal, finance, human resources, in addition to information technology expenses, rent expense, and other administrative functions, excluding non-cash expenses such as stock-based compensation and depreciation.

Other segment items consist primarily of interest income on cash and cash equivalents, partially offset by non-cash expenses, such as stock-based compensation and depreciation, and amortization of discounts and premiums on marketable securities.

13.
Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

Year Ended December 31,
2024
Numerator:
Net loss	$(49,744)
Net loss attributable to common stockholders, basic and diluted	$(49,744)
Denominator:
Weighted-average number of common stock used in net loss per share, basic and diluted	5,197,971
Net loss per share of common stock, basic and diluted	$(9.57)

The Company’s potentially dilutive securities, which include preferred stock and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following table summarizes the shares excluded from the computation of diluted net loss:

Year Ended December 31,
2024
Redeemable convertible preferred stock	353,647,598
Options to purchase common stock	53,124,653
Total	406,772,251

14.
Income Taxes

Loss before provision for income taxes consisted of the following (in thousands):

December 31,
2024
Domestic	$(50,068)
Foreign (Australia)	324
Loss before income taxes	$(49,744)

Due to its net operating losses and full valuation allowance, the Company did not record a provision for income taxes for the year ended December 31, 2024.

A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate is as follows:

Year Ended December 31,
2024

Federal statutory income tax rate	21.0%
State income taxes, net of federal benefit	0.8%
Federal and state research and development tax credits	4.8%
Stock-based compensation	(0.4%)
Permanent differences	(0.2%)
Other	(2.2%)
Change in deferred tax asset valuation allowance	(23.8%)
Effective income tax rate	0.0%

The effective income tax rate in calendar year 2024 differs from the U.S. federal statutory rate of 21% primarily due to a current period loss in the United States that requires an additional valuation allowance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s net deferred income taxes are as follows (in thousands):

December 31,
2024
Total Deferred Tax Assets
Domestic and foreign NOL carryforwards	$20,878
Research and experimental expenditures	13,692
R&D credit carryovers	3,518
Property and equipment	35
Accruals and reserves	70
Stock options	630
Other	4
Gross deferred tax assets	$38,827
Valuation allowance	(38,827)
Net Deferred Tax Asset	$—

Deferred Tax Liabilities
Right-of-use asset	—
Total Net Deferred Tax Asset	$—

Valuation Allowance (in millions):

The Company’s provision for income taxes for the year ended December 31, 2024 related to state and foreign income taxes. The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on this, the Company has provided a valuation allowance for the full amount of the net deferred tax assets as the realization of the deferred tax assets is not determined to be more likely than not. During the year ended December 31, 2024, the valuation allowance increased by $11.9 million from $26.9 million to $38.8 million, primarily due to the increase in the Company’s net operating loss, capitalized expenditures, and tax credit carryforwards during the period.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards, the capitalization of research and experimental (“R&E”) expenditures, and tax credits. Management has considered the Company’s history of cumulative net losses in the United States, estimated future taxable income, and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance of $38.8 million has been established against these net deferred tax assets as of December 31, 2024. The Company reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased during 2024 by approximately $11.9 million, primarily due to the capitalization of R&E expenditures and the increase in net operating loss and tax credit carryforwards.

As of December 31, 2024, the Company had approximately $98.9 million and $2.4 million of federal and state net operating loss carryforwards, respectively. Of this amount, $9.9 million of the net operating loss carryforwards begin to expire in 2031, and the remainder are indefinite lived. The net state operating loss carryforwards will begin to expire in 2043. The net operating loss carryforwards are available to reduce future taxable income, if any. The Company also has research credit carryforwards available to offset any future income tax that would be due. As of December 31, 2024, the remaining federal research credits carryforwards were $3.5 million, and begin to expire in 2031.

However, the Company may have experienced IRC Section 382 ownerships changes in its history, which could limit the amount available for use in a future period. These net operating loss carryforwards are also subject to review and possible adjustment by the appropriate taxing authorities.

Ownership changes may limit the amount of net operating loss carryforwards or research and development tax credit carryforwards that can be utilized to offset future taxable income or tax liability. In general, an ownership change, as defined by Sections 382 and 383 of the Code of 1986, as amended (the “Code”), results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. If the Company has experienced a change of control, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382 and 383 of the Code. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. The Company has not yet completed a change in control analysis, as defined under Section 382 and 383 of the Internal Revenue Code, through December 31, 2024, and the Company has not determined whether the future utilization of net operating loss carryforwards and R&D credit carryforwards may be materially limited based on past financings. In addition, the Company may complete future financings that could result in a change in control which may limit the amount of tax attributes available to offset future tax liabilities. However, a full valuation allowance has been provided against the deferred tax assets related to the Company’s net operating loss and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance.

Beginning in 2022, the Tax Cuts and Jobs Act (“TCJA”) amended Section 174 and now requires U.S.-based and non-U.S.-based research and experimental R&E expenditures to be capitalized and amortized over a period of five or 15 years, respectively, for amounts paid in tax years starting after December 31, 2021. Prior to the TCJA amendment, Section 174 allowed taxpayers to immediately deduct R&E expenditures in the year paid or incurred. The Company has applied this required change in accounting method beginning in 2022, and the computation may be adjusted pending future IRS guidance. As a result, the Company has capitalized research and development costs of $40.4 million for the year ended December 31, 2024. The Company will amortize these costs for tax purposes over five years if the research and development was performed in the U.S. and over 15 years if the research and development was performed outside the U.S.

ASC 740-10 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and recorded in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. As of December 31, 2024, the Company has not recorded any amounts for uncertain tax positions. The Company’s policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statement of comprehensive loss. For the year ended December 31, 2024, the Company had no reserves for uncertain tax positions and no estimated interest or penalties were recognized on uncertain tax positions.

The Company's tax returns for the years ended December 31, 2021 to December 31, 2024 remain open and subject to examination by the Internal Revenue Service and state taxing authorities. The Company is subject to examination by the Internal Revenue Service, Massachusetts taxing authorities, and other State's taxing authorities for the years ended December 31, 2021 through present. To the extent that the Company has tax attribute carryforwards, the tax year in which the attributes were generated may still be adjusted upon examination by the U.S. Internal Revenue Services or state tax authorities to the extent utilized in a future period. The Company is not currently under examination by any tax authorities.

15.
License Agreement

In April 2017, the Company entered into a license agreement (the “PARI License Agreement”) with PARI Pharma GmbH (“PARI”). Pursuant to the PARI License Agreement, PARI granted the Company an exclusive, sublicensable license to use its nebulizer devices for the development and commercialization of certain inhalant drug products as outlined in the PARI License Agreement. PARI additionally granted the Company a non-exclusive, sublicensable license to use certain proprietary accessories owned or controlled by PARI with the nebulizer devices for development of the drug products, as well as a non-sublicensable, exclusive sublicense to use certain Novartis patent rights which PARI licensed from Novartis for use with the nebulizer devices. PARI also granted the Company certain options to expand the licenses granted which would separately require amendments to the PARI License Agreement.

As consideration for the PARI License Agreement, the Company paid a non-refundable up-front initial payment of 400 thousand EUR ($0.4 million). In addition, the Company agreed to make payments upon the achievement of certain developmental and regulatory milestones as it relates to its Drug Product, including initiation of Phase 2 and Phase 3 clinical trials, acceptance for filing by either the FDA or the European Medicines Agency (“EMA”), and approval by either the FDA or the EMA. Upon the achievement of these development and regulatory milestones, the Company is required to make payments up to, in aggregate, a low-mid single‑digit million‑euro amount for products using the device. The Company is additionally required to pay a mid six‑figure‑euro amount in the event that the Company consolidates or merges in a transaction in which 50% of the voting power of the Company is sold. After approval occurs, the Company is also required to pay PARI royalties equal to mid-single-digit percentage of net sales over a certain period. Further, following the first year of commercial sales in a major market, the Company shall pay a minimum annual royalty equal to a mid-single-digit percentage through the end of the relevant royalty term. Through December 31, 2024, the Company has met one developmental milestone, for which the payment was expensed to research and development when incurred. There were no regulatory milestones achieved for the year ended December 31, 2024.

16.
Other Subsequent Events

The Company evaluated subsequent events through February 6, 2026, the date these financial statements were issued, for events requiring recording or disclosure in the consolidated financial statements for the year ended December 31, 2024. Except as noted below, the Company concluded that no subsequent events have occurred that require disclosure.

Stock Option Cancellations and Warrant Issuances

In January 2025, the Company canceled and forfeited 4,935,717 stock options previously granted to its former CEO under its Equity Incentive Plan and issued a warrant to purchase 4,287,641 shares of common stock, at an exercise price of $0.29 per share, which shall be exercisable, in whole or in part, during the period commencing on the earliest to occur of an IPO, a SPAC, or a change of control.

Conversion of Redeemable Convertible Preferred Stock

In April 2025, certain investors voluntarily converted shares of Series A and Series C-2 preferred stock into common stock. Pursuant to the voluntary conversion terms of the associated preferred stock agreements, the investors received one (1) share of common stock for every one (1) share of preferred stock converted. As a result of the voluntary conversion, 17,891,429 shares of preferred stock were converted into 17,891,429 shares of common stock.

Series D Preferred Stock Financing

In April 2025, the Company entered into the Series D Preferred Stock Purchase Agreement with new and existing investors by authorizing the issuance and sale of up to 126,346,412 shares of the Company’s Series D preferred stock. On April 25, 2025 (the “Initial Closing”), the Company issued and sold 105,928,407 shares of Series D preferred stock at a purchase price of $0.7963 per share for gross proceeds of $84.4 million. Subsequent to the Initial Closing, in June and July of 2025, the Company completed two additional closings and the Company issued and sold an additional 20,107,927 shares of Series D preferred stock at a purchase price of $0.7963 per share for gross proceeds of $16.0 million.

In the event that any holder of shares of preferred stock did not participate in sale and issuance of Series D preferred stock by purchasing such holder’s pro rata share, the portion of the shares of preferred stock held by such holder were shall automatically converted into shares of the Company’s common stock. Upon such conversion, five (5) shares of preferred stock were converted into one (1) share of common stock. Upon the closing of the Series D preferred stock financing, 1,564,162 shares of Series A and Series B preferred stock were automatically converted into 312,824 shares of common stock from non-participating preferred stock holders.

The Company is required to obtain the consent of the holders of a majority of the outstanding shares of the Company’s preferred stock, voting as a single class, including the majority of the outstanding shares of Series D preferred stock, if a deemed liquidation event would result in a per-share payment to the Series D preferred stock that is less than the original issuance price of the Series D preferred stock. All other material terms are substantively similar to the preferred stock (see Note 9). In connection with the financing, the Company increased its authorized shares to 575,000,000 of common stock. Following the close of the Series D preferred stock financing, the Company granted stock options to employees to purchase an aggregate of 22,676,091 shares of common stock at $0.25 per share.

Boston Sublease

In September 2025, the Company entered into a non-cancelable operating sublease in Boston, Massachusetts (the “Boston Sublease”) to rent out 8,774 square feet of office space and relocated our headquarters to Boston in September 2025. Total fixed payments to be made in connection with entering into the Boston Sublease will be $1.9 million over the term of the agreement ending in 2029.

Stock Option Issuance

During the period from December 31, 2024 to the date that these financial statements were issued, the Company granted stock options to employees to purchase an aggregate of 37,371,109 shares of common stock at a $0.26 weighted average exercise price under the 2022 Equity Incentive Plan.

In January 2026, the Company increased the number of shares of common stock available and reserved for issuance under the 2022 Equity Incentive Plan by 9,068,823 shares. In conjunction, the Company increased the number of authorized shares of the Company’s common stock to 585,000,000 shares.

Debt Financing

In February 2026, the Company entered into a loan and security agreement (the “Debt Financing”) to borrow up to $30 million. The interest rate on amounts borrowed will be equal to the greater of the prime rate then in effect, or 5%. The maturity date for the loan is June 30, 2030.

In connection with the Debt Financing, the Company issued a warrant to purchase 432,939 shares of common stock, with an exercise price of $0.51. The warrant will expire on ten years from the date of issuance. As of the date of issuance of these financial statements, no amounts have been borrowed under the facility.

******

    Shares

Avalyn Pharma Inc.

Common Stock

Morgan Stanley	Jefferies	Evercore ISI	Guggenheim Securities

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Avalyn,” the “company,” “we,” “our,” “us” or similar terms refer to Avalyn Pharma Inc. and its wholly owned, consolidated subsidiary, or either or both of them as the context may require.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Market, or Nasdaq, listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and mailing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We will adopt provisions in our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and the amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, that will limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as directors or officers, except for liability for:

•
any breach of their duty of loyalty to us or our stockholders;
•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
for our directors, any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions;
•
any transaction from which they derived an improper personal benefit; or
•
for our officers, any derivative action by or in the right of the corporation.

These limitations of liability do not alter director and officer liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated bylaws will provide that:

•
we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and
•
we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.

(a) Warrant Issuances

In January 2025, we issued a warrant to purchase 4,287,641 shares of common stock to an accredited investor, with an exercise price of $0.29.

In February 2026, we issued a warrant to purchase 432,939 shares of common stock to an accredited investor in connection with our loan and security agreement, with an exercise price of $0.51.

(b) Grants and exercises of stock options

Since January 2023, we have granted certain employees, consultants, and directors options to purchase an aggregate of 75,486,505 shares of our common stock under our 2022 Plan, at exercise prices ranging from $0.24 to $0.51 per share.

Since January 2023, 167,418 stock options have been exercised under our 2022 Plan at a weighted average purchase price of $0.24 per share and 232,180 stock options have been exercised under our 2012 Plan at a weighted average purchase price of $0.22 per share.

(c) Preferred Stock Issuances

In September 2023 and January 2024, we issued and sold to certain accredited investors an aggregate of 239,016,017 shares of Series C-1 convertible preferred stock at a price per share of $0.7323, for an aggregate purchase price of approximately $175.0 million and issued an aggregate of 24,207,788 shares of Series C-2 convertible preferred stock upon conversion of outstanding convertible notes.

In April 2025, June 2025, and July 2025, we issued and sold to certain accredited investors an aggregate of 126,036,334 shares of Series D convertible preferred stock at a price per share of $0.7963, for an aggregate purchase price of $100.4 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, the Registrant believes these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as amended.

3.3*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.

3.4	Amended and Restated Bylaws, as currently in effect.

3.5*	Form of Amended and Restated Bylaws, to be in effect as of the effectiveness of the registration statement of which this prospectus forms a part.

4.1*	Specimen Common Stock Certificate.

4.2†+	Amended and Restated Investors’ Rights Agreement, by and between the Registrant and certain of its stockholders, dated as of April 25, 2025.

4.3	Warrant to Purchase Stock, dated January 13, 2025, by and between the Registrant and Bruce Montgomery.

4.4*	Warrant to Purchase Stock, dated February 3, 2026, by and between the Registrant and Banc of California.

5.1*	Opinion of Goodwin Procter LLP.

10.1#	2012 Equity Incentive Plan, as amended, and form of award agreements thereunder.

10.2#	2022 Equity Incentive Plan, as amended, and form of award agreements thereunder.

10.3*#	2026 Equity Incentive Plan and form of award agreements thereunder.

10.4*#	2026 Employee Stock Purchase Plan.

10.5*#	Form of Indemnification Agreement, by and between the Registrant and its directors and executive officers.

10.6*#	Senior Executive Cash Incentive Bonus Plan.

10.7*#	Non-Employee Director Compensation Policy.

10.8*#	Employment Agreement, by and between the Registrant and Lyn Baranowski, to be in effect upon the closing of this offering.

10.9*#	Employment Agreement, by and between the Registrant and Douglas Carlson, to be in effect upon the closing of this offering.

10.10*#	Employment Agreement, by and between the Registrant and Melissa Rhodes, to be in effect upon the closing of this offering.

10.11*#	Employment Agreement, by and between the Registrant and Howard Lazarus, to be in effect upon the closing of this offering.

10.12†+	License Agreement dated April 3, 2017, by and between the Registrant and PARI Technology Services, as amended.
10.13†+	Amendment No. 1 to License Agreement dated October 15, 2020, by and between the Registrant and PARI Technology Services, as amended.
10.14†+	Amendment No. 2 to License Agreement dated February 9, 2021, by and between the Registrant and PARI Technology Services, as amended.

10.15†+	Material Transfer Agreement, dated January 23, 2020, by and between the Registrant and PARI Technology Services, as amended.

10.16†+	Amendment No. 1 to Material Transfer Agreement, dated November 22, 2021, by and between the Registrant and PARI Technology Services, as amended.
10.17†+	Amendment No. 2 to Material Transfer Agreement, dated January 22, 2023, by and between the Registrant and PARI Technology Services, as amended.
10.18†+	Amendment No. 3 to Material Transfer Agreement, dated March 20, 2025, by and between the Registrant and PARI Technology Services, as amended.

10.19†+	Option Agreement, dated January 1, 2024, by and between the Registrant and PARI Technology Services.

10.20*+	Sublease Agreement, by and between the Registrant and CRISPR Therapeutics, Inc., dated as of August 29, 2025.

10.21*†+	Loan and Security Agreement, dated February 3, 2026, by and between the Registrant and Banc of California.

21.1	Subsidiaries of Registrant.

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

107*	Filing Fee Table.

* To be filed by amendment.

# Indicates a management contract or any compensatory plan, contract or arrangement.

† Certain portions of this document that constitute confidential information have been redacted pursuant to Item 601(b)(10) of Regulation S-K.

+ Certain exhibits and schedules to these agreements have been omitted pursuant to Item 601(a)(5) and (6) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(a)
For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h)

under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)
For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on the      of     , 2026.

AVALYN PHARMA INC.

By:
Name: Lyn Baranowski
Title: Chief Executive Officer and Director

POWER OF ATTORNEY AND SIGNATURES

Each individual whose signature appears below hereby constitutes and appoints Lyn Baranowski and Douglas Carlson as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

Lyn Baranowski	Chief Executive Officer and Director (Principal Executive Officer)	, 2026

Douglas Carlson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2026

Heather Turner	Director and Chairman	, 2026

Tiba Aynechi, Ph.D.	Director	, 2026

Jill Carroll	Director	, 2026

David Friedman, M.D.	Director	, 2026

Gianna Hoffman-Luca, Ph.D.	Director	, 2026

Erin Lavelle	Director	, 2026

Jonathan Leff, M.D.	Director	, 2026

Ketan Patel, M.D.	Director	, 2026